2011 Annual Report

2011 Annual Report

Five Year Financial Highlights(1)

	(in US$ millions except share and per share data or as otherwise indicated)
	2011	2010	2009	2008	2007
Revenue	7,475.0	5,967.3	6,635.6	7,825.6	7,510.2
Net earnings	45.1	335.8	856.8	1,473.8	1,095.8
Total assets	33,406.9	31,448.1	28,452.0	27,305.4	27,941.8
Common shareholders’ equity	7,427.9	7,697.9	7,391.8	4,866.3	4,063.5
Common shares outstanding – year- end (millions)	20.4	20.5	20.0	17.5	17.7
Increase (decrease) in book value per share	(3.1)%	1.8%	32.9%	21.0%	53.2%
Per share
Net earnings (loss) per diluted share	(0.31)	14.82	43.75	79.53	58.38
Common shareholders’ equity	364.55	376.33	369.80	278.28	230.01
Dividends paid	10.00	10.00	8.00	5.00	2.75
Market prices (TSX –Cdn$)
High	442.00	425.25	417.35	390.00	311.87
Low	346.00	356.25	272.38	221.94	195.25
Close	437.01	408.99	410.00	390.00	287.00

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

Please see the Consolidated Financial Summary on page 207, which shows

Fairfax’s financial highlights since inception in 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries, primarily in the Canadian market (Northbridge Insurance is the combination of the former Commonwealth, Lombard and Markel subsidiaries). It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2011, Northbridge’s net premiums written were Cdn$1,085.9 million. At year-end, the company had statutory equity of Cdn $1,158.9 million and there were 1,504 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In February 2011, C&F acquired First Mercury, which offers insurance products and services primarily related to specialty commercial insurance markets, focusing on niche and underserved segments. In 2011, C&F’s net premiums written were US$1,076.9 million. At year-end, the company had statutory surplus of US$1,245.3 million and there were 1,575 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers’ compensation insurance business in the United States. In 2011, Zenith National’s net premiums written were US$524.2 million. At year-end, the company had statutory surplus of US$620.4 million and there were 1,428 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2011, First Capital’s net premiums written were SGD 157.0 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders’ equity of SGD 327.7 million and there were 116 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2011, Falcon’s net premiums written were HK$419.4 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$448.9 million and there were 79 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2011, Pacific Insurance’s net premiums written were MYR 106.8 million (approximately MYR 3.1 = US$1). At year-end, the company had shareholders’ equity of MYR 213.2 million and there were 217 employees.

Other insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2011, Fairfax Brasil’s net premiums written were BRL 37.2 million (approximately BRL 1.7 = US$1). At year-end, the company had shareholders’ equity of BRL 60.4 million and there were 44 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2011, OdysseyRe’s net premiums written were US$2,089.7 million. At year-end, the company had shareholders’ equity of US$3,453.6 million and there were 761 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicates 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2011, Advent’s net premiums written were US$193.9 million. At year-end, the company had shareholders’ equity of US$142.0 million and there were 73 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. In 2011, Polish Re’s net premiums written were PLN 258.5 million (approximately PLN 2.9 = US$1). At year-end, the company had shareholders’ equity of PLN 251.6 million and there were 45 employees.

Group Re primarily constitutes the participation by CRC Re (now based in Barbados, formerly based in Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2011, Group Re’s net premiums written were US$180.7 million. At year-end, the Group Re companies had combined shareholders’ equity of US$337.5 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$2,591.1 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 166 employees in the U.S., located primarily in Manchester, New Hampshire, and 71 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)

The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 41.4% interest in Gulf Insurance (a Kuwait insurance company), a 26.0% interest in ICICI Lombard (an Indian property and casualty insurance company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), a 26.8% interest in Singapore Re, an approximate 20.0% interest in Alliance Insurance (a Dubai, U. A. E. company), a 40.5% interest in Falcon Thailand, and investments in Cunningham Lindsey (43.2%), The Brick (33.8%), Fibrek (25.8%), MEGA Brands (19.9%), Imvescor Restaurant Group (13.6%), Prime Restaurants (81.7%, acquired in January 2012), Ridley (73.6%), William Ashley (100.0%) and Sporting Life (75.0%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies have no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

We marked time in 2011 as our book value per share was essentially flat (including the $101 per common share dividend paid in 2011), mainly because of a record level of catastrophe claims. Book value ended the year at $365 per share, down from $376 per share at the end of 2010. Common shareholders’ equity was $7.4 billion, down from $7.7 billion. We ended the year with approximately $1 billion in cash and marketable securities at the holding company level. Our results have always been lumpy but our long term results, measured by the increase in our book value per share, have been excellent, as shown in the table below:

	As of December 31, 2011
	5 years	10 years	15 years	20 years	From Inception
Compound Annual Growth in Book Value	19.4%	12.0%	12.4%	16.1%	23.5%

In 2011, our operating companies coped with losses from unprecedented natural disasters and continuing soft market conditions. Catastrophe claims for the industry exceeded $105 billion, the most ever with the exception of 2005 when Hurricanes Katrina, Rita and Wilma struck the United States. The year began with floods in Australia ($2.3 billion) and a devastating earthquake in Christchurch, New Zealand ($12 billion). It continued in March with the Tohoku earthquake and tsunami in Japan ($35 billion), followed in the spring with a series of deadly tornadoes in the south and midwest regions of the United States ($14 billion). Hurricane Irene ($5 billion) hit the eastern seaboard at the end of the summer, and finally, near year-end, unprecedented flooding ravaged Thailand ($15 billion). All told, these events cost Fairfax approximately $1 billion, our largest catastrophe loss year ever.

We have always sought to manage our exposure to catastrophe loss so that we don’t lose more than our expected income for the year. Fortunately, in spite of the frequency and severity of the major natural disaster losses in 2011, we achieved that result, both at the individual companies and on a consolidated basis. We continue to monitor our catastrophe exposure very carefully.

In our industry, catastrophes happen, they are unpredictable and they can destroy companies. Years ago (in our 2005 Annual Report), we discussed the plight of 20th Century Insurance which, in the Northridge earthquake, basically lost the capital it had accumulated over 30 years. In 2011, Thai Re, which had had an outstanding track record for over 20 years, suffered the same fate with the Thai floods (more on this later).

Our major catastrophe losses in 2011 are shown in the table below:

Japan Tohoku earthquake and tsunami	470
Thailand floods	202
U.S. tornadoes	70
New Zealand earthquake	63
Hurricane Irene	31
Australian floods	27
Other	158

Total	1,021

The $1 billion in catastrophe claims in 2011 cost us 19.3 percentage points on our combined ratio versus an anticipated cost of approximately six percentage points in an average year. In 2005, Hurricanes Katrina, Rita and Wilma cost us 15.3 combined ratio points. So why, you may ask, do we take on this business? Well, here is the

[1]	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

track record at OdysseyRe, the largest source of our catastrophe exposure, for all of its property business written since 2000. This table shows the results for each underwriting year since 2000, and in total for all twelve years.

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Gross premiums written	136	353	491	580	629	716	584	616	637	662	755	798	6,957
Combined ratio	78.9%	103.4%	75.3%	70.0%	101.5%	151.4%	63.1%	81.7%	90.5%	87.2%	127.5%	97.5%	96.7%

As you can see, over the past twelve years OdysseyRe has written approximately $7 billion of property premium at a cumulative combined ratio of 96.7%, notwithstanding the losses from the World Trade Center in 2001, the Florida hurricanes in 2004, Hurrricanes Katrina, Rita and Wilma in 2005, Hurricanes Ike and Gustav in 2009, the Chilean earthquake in 2010 and, of course, the string of disasters in 2011.

OdysseyRe is continually fine tuning its underwriting of this business, and is poised to benefit handsomely from a much improved pricing environment for catastrophe risk. Nevertheless, be aware that whenever a major disaster strikes, Fairfax will likely be affected.

Out of adversity, opportunity arises. In addition to the benefits of a rising rate environment, we have made an important investment in the aforementioned Thai Re. From 1991 to 2010, Thai Re was run admirably by Surachai Sirivallop. Over those years, Surachai averaged a combined ratio in the mid 80s. Following the 2011 flood losses suffered by Thai Re, we have participated in a recapitalization, investing $70 million at 3 baht per share for a 25% stake in the company. With two Board seats and an ability to help in the investment area, we are excited to be Surachai’s partner for the long term.

We are very pleased that the Fairfax team throughout the organization continued to work very well together in 2011, with several smooth internal transitions and operational evolutions. Under Silvy Wright, a 16-year veteran who became CEO of our Canadian operations after many years of excellent leadership by Mark Ram, Northbridge Insurance was formed from the merger of our Canadian insurance companies, under the established Northbridge name, to better serve our clients and brokers. Stanley Zax, with an outstanding record over more than 30 years, moved to Chairman of Zenith National and passed the CEO title to Jack Miller, who has worked with Stanley for 14 years. At Crum & Forster, Doug Libby, along with Marc Adee, Richard Smith and Steve Strange Sr., successfully integrated the operations of First Mercury and its AMC subsidiary. Jim Migliorini, who helped build Hudson Insurance and was critical to many other projects at Fairfax before retiring three years ago, came back to run Advent. Scott Donovan, who recently retired as CFO of OdysseyRe, returned to support our investment in China, where Sam Chan has recently become President of Alltrust at Chairman Henry Du’s request. And Andy Barnard, in the first year of his new role overseeing all of Fairfax’s insurance and reinsurance operations and working with our presidents on strategy and coordination, has created a Fairfax Leadership Council, under his Chairmanship, of Fairfax presidents and officers. I am excited about the possibilities in our insurance and reinsurance business under Andy’s leadership.

The results of our major operating subsidiaries in 2011 are shown in the table below:

	Combined Ratio	Net Earnings (loss)	Return on Average Shareholders’ Equity
Northbridge	102.8%	(86.8)	(5.3)%
Crum & Forster	107.9%	(1.8)	(0.2)%
Zenith National	127.5%	54.3	4.9%
OdysseyRe	116.7%	14.3	0.4%
Fairfax Asia	83.2%	(6.9)	(1.6)%

On a consolidated basis, Fairfax posted a combined ratio of 114.2% in 2011, including a 19.3% charge for catastrophe claims. Various of our companies have faced continuing challenges from the prolonged soft market and in 2011 earnings were also affected by mark to market accounting. That’s the bad news. On the positive side, we see signs of improvement ahead. Rates in most classes are either stabilizing or going up – and we are growing again! Net premiums written were up 23.4% – 10.9% excluding acquisitions. Crum & Forster, excluding First Mercury, was up 14.4% and Zenith National (acquired in May 2010) was up 27.4% in the second half of 2011. Fairfax Asia (excluding Malaysia) was up 13.6%. As business becomes more attractive, we have the ability across our group of

FAIRFAX FINANCIAL HOLDINGS LIMITED

companies to materially expand our writings. Our companies are currently writing business at a rate of only 0.67 times policyholders’ surplus, versus a capacity of 1.5 times or higher. The costs of the unprecedented catastrophes of 2011, record low interest rates and the dwindling reservoir of reserve redundancies from the hard market, will force pricing to improve. We may still be a year or two away from a genuine broad based hard market, but that time is drawing nearer.

In spite of 2011, all four of our operating subsidiaries which we have owned for some time (we only acquired Zenith in 2010) have compounded book value over the past 10 years (adjusted by including distributions to shareholders) at attractive rates, as shown in the table below:

2001 – 2011 Compound Annual Growth Rate(1)
Northbridge	14.7%
Crum & Forster	14.4%
OdysseyRe	18.3%
Fairfax Asia(2)	22.0%

(1)	Based on IFRS or U.S. GAAP, except Crum & Forster, which is based on statutory surplus.

(2)	2002 – 2011, as Fairfax Asia began in 2002 with the purchase of First Capital.

The table below shows you how our international operations have grown since we began with Falcon in Hong Kong in 1998:

Fairfax International Operations as of and for the Year Ended December 31, 2011

	Shareholders’ Equity	Gross Premiums Written	Investment Portfolio	Fairfax Ownership	Fairfax Share
					Shareholders’ Equity	Gross Premiums Written
Fairfax Asia
Falcon Insurance (Hong Kong)	57.8	66.8	131.4	100%	57.8	66.8
Pacific Insurance (Malaysia)	42.9	51.9	81.2	100%	42.9	51.9
First Capital (Singapore)	252.7	347.6	521.8	98%	247.6	340.6
Falcon Thailand(1)	8.7	21.3	25.0	41%	3.6	8.7
ICICI Lombard (India)(1)(2)	258.1	1,168.1	1,170.5	26%	67.1	303.7
Insurance – Other
Fairfax Brasil	32.4	102.8	62.5	100%	32.4	102.8
Alliance Insurance (Dubai)	87.9	76.3	246.0	20%	17.6	15.3
Gulf Insurance (Kuwait)(1)	238.8	484.3	490.0	41%	97.9	198.6
Alltrust Insurance (China)(2)(3)	250.2	817.1	717.9	15%	37.5	122.6
Reinsurance – Other
Advent Capital (United Kingdom)	142.0	326.1	584.2	100%	142.0	326.1
Polish Re	57.8	105.2	129.9	100%	57.8	105.2

Total International Operations	1,429.3	3,567.5	4,160.4		804.2	1,642.3

(1)	These associated companies are carried on an equity accounted basis.

(2)	All dollar amounts are as at or for the 12 months ended September 30, 2011.

(3)	Alltrust is carried at fair value.

As you will note, our international operations have $1.4 billion in shareholders’ equity (of which Fairfax’s share is $0.8 billion), gross premiums written of $3.6 billion (of which Fairfax’s share is $1.6 billion) and an investment portfolio of $4.2 billion. The majority of these operations are in emerging market countries with huge long term potential because of very low insurance penetration and significant GDP growth potential. Particular praise is owed our Mr. Athappan, who runs First Capital Insurance in Singapore, as well as overseeing all of our interests in the Asian markets through Fairfax Asia. Mr. Athappan’s underwriting acumen is truly extraordinary, as he has successfully dodged the major market losses and posted large underwriting profits year after year. Bijan Khosrowshahi and Jacques Bergman have also distinguished themselves overseeing our activities in the Middle East and Brazil respectively. Working closely with Jean Cloutier and Andy Barnard, these three gentlemen are actively developing an exciting future for us outside of North America.

A summary of our 2011 investment results is shown in the table below:

	Realized Gains (losses)	Unrealized Gains (losses)	Net Gains (losses)
Equity and equity-related	703	(1,496)	(793)
Equity hedges	–	414	414

Net equity	703	(1,082)	(379)
Bonds	425	854	1,279
CPI-linked derivatives	–	(234)	(234)
Other	(40)	65	25

Total	1,088	(397)	691

We have isolated the realized gains for the year and shown separately the unrealized fluctuations in common stock, bond and CPI-linked derivative prices. With IFRS accounting, these fluctuations, although unrealized, flow into the income statement and balance sheet, necessarily producing lumpy results (the real results can only be seen over the long term). This table is updated for you in every quarterly report and we discuss it every year in our Annual Report.

In 2011, we earned a total investment return of only 6.4% (versus an average of 10.6% over the past five years and 9.6% over our 26-year history), because our common stock portfolios performed poorly – particularly at RIM (I am trying to help!), Resolute (the former AbitibiBowater), Bank of Ireland and Level 3. Also on a mark to market basis, our deflation hedges dropped by 50%, but they have another nine years to go! As we review our common stock portfolios, we believe these stock price declines are predominantly fluctuations and will be reversed over time – but with IFRS requiring mark to market accounting, these fluctuations make our results very volatile. Let me illustrate this with our Bank of Ireland stock: we purchased it in 2011 for 10¢ per share, the stock was valued at 8.3¢ per share on December 31, 2011, and in early 2012 it traded up to 15¢ per share.

Our fixed income results were extraordinary, with the unrealized losses from our municipal bond portfolio reversing in 2011 and our long treasury bond portfolio performing very well – in spite of our purchase of some Greek bonds!! We sold half our long treasury bond portfolio in 2011, realizing a gain of $271 million.

Our cumulative net realized and unrealized gains since we began in 1985 have amounted to $11 billion. These gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and have financed our expansion. As we have explained many times before, the unpredictable timing of these gains makes our quarterly (or even annual) earnings and book value quite volatile, as we saw again in 2011:

	Earnings (loss) per Share	Book Value per Share
First quarter	$(12.42)	$355	($376 as of December 31, 2010)
Second quarter	3.40	359
Third quarter	46.73	403
Fourth quarter	(38.47)	365

No quarterly (or yearly) guidance from us!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Our long term equity holdings, disclosed last year, continue to be effectively the same, with the exception of Kraft which we sold:

	As of December 31, 2011
	Shares Owned (millions)	Cost per Share	Amount Invested	Market Value
Wells Fargo	20.0	$19.36	388	552
Johnson & Johnson	7.4	61.37	454	485
US Bancorp	15.9	16.27	259	428

As we discussed with you in the past, these are three of the finest companies in the world, and we continue to be very optimistic on the long term prospects for these companies.

As an example of our long term value investing approach and the need to be patient and calm through adverse market fluctuations, in the table below we show you the results of our purchase and sale of shares of International Coal. This is a company of which Wilbur Ross was Chairman and owned 16%. Our Sam Mitchell, who originated this purchase idea, joined the Board in 2008, after we had acquired 13.8% of the shares.

	Purchases of International Coal			Sales of International Coal
	Number of Shares (millions)	Cost per Share	Total Cost	Number of Shares (millions)	Proceeds per Share	Total Proceeds
2006	1.4	$4.58	6.4
2007	19.7	4.39	86.3
2008	9.1	1.81	16.5
2009	15.0	2.87	43.1
2010				22.6	$7.26	163.9
2011				22.6	14.60	329.6

Total	45.2	$3.37	152.3	45.2	$10.93	493.5

Total realized gain:	341.2

The table shows how we averaged down from our initial cost of $4.58 per share to an average cost of $3.37 per share. We sold half our position at $7.26 per share (a 115% gain) and only five months later, there was a takeover offer for the whole company at double that price. In spite of not buying only at the low and not selling only at the high, we earned $341.2 million by selling at over three times our cost. Our experience with International Coal is exactly what we have done over 35 years of investing – average down when buying and average up when selling! An added advantage in this case – we got to know Wilbur and he is an excellent partner.

I have attended the Berkshire Hathaway shareholders’ meeting since there were only 200 shareholders in attendance about 30 years ago. I still find I learn something each year from Warren and Charlie. At the meeting in 2010, I met Bill McMorrow through Alan Parsow, who is a money manager based in Omaha and a great friend. Bill founded Kennedy Wilson, a real estate services and investment company, in 1988, and he now owns 26% of the company. As a result of this meeting, we invested $100 million in a Kennedy Wilson 6% preferred convertible at $12.41 per share, and later purchased $32.5 million of a 6.45% preferred convertible at $10.70 per share and 400,000 common shares at $10.70 per share. Fully diluted we own 18.5% of the company. In 2010 and 2011, we also invested $290 million in several real estate deals with Kennedy Wilson in California, Japan and the U.K. – deals at significant discounts to replacement cost and with excellent unlevered cash on cash returns, in which Kennedy Wilson is the managing partner and a minority investor. We are thrilled to be partners with Bill and his team, who always focus on the downside and have the expertise to manage these investments and finally harvest them. You never know what you will find at a Berkshire meeting!!

And there is more to the McMorrow story. While Bill was negotiating the purchase of some real estate loans from Bank of Ireland, he was really impressed with Ritchie Boucher, the Bank’s CEO. Bill introduced Ritchie to us, and we too were very impressed. With the help of our friends at Canadian Western Bank, one of the best banks in Canada, we thoroughly reviewed the opportunity and then quickly formed an investment group with Wilbur Ross, Mark Denning from Capital Research and Will Danoff at Fidelity, which purchased $1.6 billion of Bank of Ireland shares on a rights issue (Fairfax’s share was $387 million). This issue reduced the Irish government’s stake in Bank of Ireland from 36% to 15%. In spite of having hundreds of years of history and the strongest credit culture in the country, Bank of Ireland barely survived the real estate crisis in Ireland, where both house prices and commercial real estate prices dropped by approximately 50% from their highs. It is the only major Irish bank to survive that crisis – the rest of the Irish banking industry is now government owned. The rights issue plus other capital generated by Bank of Ireland has resulted in the Bank having capital to withstand an even further drop in Irish commercial real estate prices and Irish house prices. Bank of Ireland is very strongly capitalized, led by an excellent banker, Ritchie Boucher, and its shares were available at a significant discount to book value. We look forward to being long term shareholders of Bank of Ireland and hope to make more investments in that country as it continues under strong leadership diligently remedying its economic problems. Ireland by the way is a leading location of choice for foreign direct investment because of its talent, tax regime and technology capabilities together with its unique pro-business environment. Our nSpire Re subsidiary has been in Dublin since 1990 and was a great help in making our decision to invest in Bank of Ireland.

One more story about an extraordinary entrepreneur that Sam Mitchell identified for us: Tom Ward. Tom spent more than 23 years helping build Chesapeake Energy to become one of the largest natural gas producers in the U.S. In 2006, Tom took his gains from Chesapeake and reinvested them in a new company which ultimately became SandRidge Energy. After a few acquisitions, that company became a sizeable natural gas producer. In 2008, in an extraordinary move, Tom decided that because of the huge discoveries of shale gas, he would hedge all of SandRidge’s natural gas at over $8/mcf through 2010 and would shift to oil by making two oil company acquisitions. Today, SandRidge Energy is predominantly an oil producer with natural gas production capability when the price of natural gas rises. More recently, Tom made another very accretive offshore oil acquisition at a very good price and immediately financed it. We have a total investment of $329 million in SandRidge, including just under $300 million in convertible preferreds. We particularly like the fact that Tom has hedged most of SandRidge’s oil production for the next three to four years at about $100 per barrel. I don’t think there is any other company in the oil and gas industry that has done that. We are very excited to be Tom’s partner.

In our 2010 Annual Report, I mentioned that given our normalized annual holding company free cash flow of $0.5 to $1.0 billion, we would be open to opportunities to invest any excess above our dividend payout and our expansions in the insurance/reinsurance business worldwide in excellent companies which generate strong free cash flows, with a commitment to the founders that their companies would always be part of the Fairfax family and would never be sold. Well, to our surprise, we found two such companies in 2011: William Ashley and Sporting Life.

William Ashley, with its flagship store in Toronto, is North America’s leading retailer of fine china, crystal, silver and giftware. Founded 64 years ago by Tillie Abrams (who passed away at the age of 98 in 2010) and known for its outstanding customer service, great prices and wide selection, the original 700 square foot store has expanded to the current 24,000 square foot Bloor Street location. For 36 years, William Ashley has also been known for its annual public warehouse sale, the biggest and best in Toronto. We bought William Ashley from the Stark family, who are the children and grandchildren of the founder. Jackie Chiesa, hired by the founder in 1981 and trained by her in all aspects of the business, has been running William Ashley for the past ten years. We welcome Jackie and all the employees of William Ashley to the Fairfax family and encourage all our shareholders to experience the outstanding service and excellent prices at William Ashley, which is located at 55 Bloor Street West, Toronto (www.williamashley.com).

Sporting Life is another of Toronto’s great success stories. Founded by Brian McGrath and David and Patti Russell over 32 years ago, Sporting Life sells high end sporting goods with top quality service. The story goes that years ago, a customer came to Sporting Life for a refund on a defective toaster they said they had purchased at the store. Unable to convince the customer that the store had never sold toasters, Sporting Life gave the customer a refund! The customer is always right at Sporting Life!! The company has grown from a single small outlet in 1979 to four stores with more than 600 employees. We purchased 75% of the company, with 25% remaining with the founders who continue to run the company with no interference from us. So if you want to be treated like kings and queens of the outdoors, please visit Sporting Life, which is located at 2665 Yonge Street, Toronto (www.sportinglife.ca). We welcome Brian, David and Patti and all the employees of Sporting Life to the Fairfax family.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+ 180	+ 292
1987	+ 48	-3
1988	+ 31	+ 21
1989	+ 27	+ 25
1990	+ 41	-41
1991	+ 24	+ 93
1992	+ 1	+ 18
1993	+ 42	+ 145
1994	+ 18	+ 9
1995	+ 25	+ 46
1996	+ 63	+ 196
1997	+ 36	+ 10
1998	+ 30	+ 69
1999	+ 38	-55
2000	-5	-7
2001	-21	-28
2002	+ 7	-26
2003	+ 31	+ 87
2004	-1	-11
2005	-16	-17
2006	+ 9	+ 38
2007	+ 53	+ 24
2008	+ 21	+ 36
2009	+ 33	+ 5
2010	+ 2	0
2011	-3	+ 7
1985-2011(compound annual growth)	+ 23.5%	+ 20.7%

You will note from the table that on an annual basis there is no correlation between growth in book value and increase in stock price. However on a long term basis, our common stock price has compounded at approximately the same rate as our book value per share has compounded (as you know, our book value is in U.S. dollars as our financial statements are in U.S. dollars, and our common stock price is in Canadian dollars as our shares trade predominantly in Canadian dollars on the Toronto Stock Exchange). Stock price compound rates are higher or lower than book value growth rates because of the year-ending price to book value ratio, and the year-ending value of the Canadian dollar in relation to the U.S. dollar, being higher or lower than when we began in 1985. When we began, our Canadian dollar stock price was $3 1/4 and our U.S. dollar book value per share was $1.52. The Canadian dollar exchange rate was US 75¢ at that time, and the price to book value ratio in U.S. dollars was 1.6 times. Today the Canadian dollar is at par with the U.S. dollar and the price to book value ratio in U.S. dollars is 1.1 times. If the Canadian dollar exchange rate was still US 75¢ and the price to book value ratio in U.S. dollars still 1.6 times, then the compound growth in book value per share and in our common stock price would be the same (also our stock price would be $778!!).

Our stock price is currently reflecting the short term volatility of earnings rather than the buildup of long term intrinsic value. We think you will see the long term intrinsic value being reflected in time (we hope!!).

Insurance and Reinsurance Operations

The table below shows the combined ratios and the recent growth of our insurance and reinsurance operations:

	Combined Ratio Year Ended December 31,			Net Premiums Written % Change in
	2011	2010	2009	2011
Northbridge	102.8%	106.9%	105.9%	11.5%(1)
Crum & Forster	107.9%	109.2%	104.1%	46.8%
Zenith National	127.5%	136.4%	–	27.4%(2)
OdysseyRe	116.7%	95.0%	96.7%	12.7%
Fairfax Asia	83.2%	89.3%	82.6%	35.8%
Other insurance and reinsurance	140.9%	107.2%	98.1%	(8.7)%

Consolidated	114.2%	103.5%	99.8%	23.4%

(1)	Reflects a reduced internal quota share from CRC Bermuda.

(2)	Second half of 2011 versus second half of 2010, as Zenith National was acquired in May 2010.

All of our companies are well capitalized, as shown in the table below:

	As of and for the Year Ended December 31, 2011
	Net Premiums Written	Statutory Surplus		Net Premiums Written/ Statutory Surplus
Northbridge	1,098.5	1,138.2		1.0x
Crum & Forster	1,076.9	1,245.3		0.9x
Zenith National	524.2	620.4		0.8x
OdysseyRe	2,089.7	3,453.6	(1)	0.6x
Fairfax Asia	213.7	458.4	(1)	0.5x

(1)	IFRS total equity.

As mentioned previously, on average we are writing at about 0.67 times net premiums written to surplus. In the hard markets of 2002-2005 we wrote, on average, at 1.5 times. We have huge unused capacity currently and our strategy during times of soft pricing is to be patient and be ready for the hard markets to come.

The accident year combined ratios of our companies from 2002 onwards is shown in the table below:

	2002 – 2011
	Cumulative Net Premiums Written ($ billions)	Average Combined Ratio
Northbridge	Cdn 11.0	96.4%
Crum & Forster	9.0	100.3%
OdysseyRe	20.6	93.6%
Fairfax Asia	0.9	87.4%

The table, comprising a full decade with a hard and soft market and the unprecedented catastrophe losses in 2005 and 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company’s average accident year combined ratio during those ten years. The results are excellent – but there is no complacency as our presidents continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the average annual reserve redundancies for our companies for business written from 2002 onwards:

2002 – 2010 Average Annual Reserve Redundancies
Northbridge	7.6%
Crum & Forster	8.0%
OdysseyRe	9.3%
Fairfax Asia	6.2%

The table shows you how our reserves have developed for the nine accident years prior to 2011. Northbridge has had an average redundancy of 7.6% – i.e., if reserves had been set at $100 for any year between 2002 and 2010, they would have come down on average to $92.40, showing redundant reserves of $7.60. On a comparable basis, Crum & Forster had an average reserve redundancy of 8.0%, OdysseyRe, 9.3% and Fairfax Asia, 6.2% (First Capital alone was 9.6%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property and casualty industry, we continue to be very focused on being conservative in our reserving process. More on our reserves in the MD&A.

Runoff

We had another excellent year in our runoff operations, as shown in the table below:

	2007	2008	2009	2010	2011
Pre-tax income – runoff operations	187.6	392.6	31.2	164.8	351.6

We earned $351.6 million of pre-tax income in our runoff operations in 2011, the fifth consecutive year of profitability. On a cumulative basis, we earned $1.1 billion of pre-tax income in those operations over the last five years. Those operations, including acquisitions, are running off well under the fine leadership of Nick Bentley and his team. You can see why we are big fans of our runoff operations.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

	Underwriting Profit (loss)	Average Float	Benefit (cost) of Float	Average Long Term Canada Treasury Bond Yield
1986	2.5	21.6	11.6%	9.6%

2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
Weighted average since inception			(2.8)%	4.7%
Fairfax weighted average financing differential since inception: 1.9%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 8.5% in 2011 at a cost of 6.7%. That increase is mainly due to the acquisitions in 2011 and internal growth. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years:

	Canadian Insurance	U.S. Insurance	Asian Insurance	Reinsurance – OdysseyRe	Insurance and Reinsurance – Other	Total Insurance and Reinsurance	Runoff	Total
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0

In the past five years our float has increased very substantially, by 36.9%, due to acquisitions and increases in premiums. The increase in U.S. Insurance and Asian Insurance floats reflects the First Mercury and the Pacific Capital acquisitions respectively. We expect internal growth of our float in 2012, reflecting the growth in our business.

At the end of 2011, we had approximately $707 per share in float. Together with our book value of $365 per share and $122 per share in net debt, you have approximately $1,194 in investments per share working for your long term benefit – about 5% higher than at the end of 2010.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

		2011	2010
	Underwriting
Insurance	– Canada (Northbridge)	(30.2)	(68.3)
	– U.S. (Crum & Forster and Zenith National)	(215.9)	(165.5)
	– Asia (Fairfax Asia)	34.4	16.6
Reinsurance	– OdysseyRe	(336.0)	95.1
	Insurance and Reinsurance – Other	(206.7)	(38.4)

	Underwriting profit (loss)	(754.4)	(160.5)
	Interest and dividends – insurance and reinsurance	517.9	559.4

	Operating income (loss)	(236.5)	398.9
	Net gains (losses) on investments – insurance and reinsurance	204.6	(8.3)
	Loss on repurchase of long term debt	(104.2)	(2.3)
	Runoff	360.5	135.5
	Other	13.3	10.4
	Interest expense	(214.0)	(195.5)
	Corporate overhead and other	(32.4)	(187.6)

	Pre-tax income	(8.7)	151.1
	Income taxes	56.5	186.9

	Net earnings	47.8	338.0

	Attributable to:
	Shareholders of Fairfax	45.1	335.8
	Non-controlling interests	2.7	2.2

		47.8	338.0

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley and William Ashley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The underwriting loss in 2011 was significantly impacted by catastrophe losses of $1,021 million. After interest and dividend income, we had an operating loss of $236.5 million because of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

large losses from catastrophes. Runoff was profitable again for the fifth year in a row. Corporate overhead and other includes $98.5 million of net gains on investments. Net earnings in 2011 and 2010 benefitted from tax recoveries of $56.5 million and $186.9 million respectively. (See more detail in the MD&A.)

Financial Position

	As of December 31,
	2011		2010
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	962.8		1,474.2

Holding company debt	2,080.6		1,498.1
Subsidiary debt	623.9		919.5
Other long term obligations – holding company	314.0		311.5

Total debt	3,018.5		2,729.1

Net debt	2,055.7		1,254.9

Common shareholders’ equity	7,427.9		7,697.9
Preferred equity	934.7		934.7
Non-controlling interests	45.9		41.3

Total equity	8,408.5		8,673.9

Net debt/total equity	24.4%		14.5%
Net debt/net total capital	19.6%		12.6%
Total debt/total capital	26.4%		23.9%
Interest coverage	1.0	x	1.8	x
Interest and preferred share dividend coverage	0.7	x	1.4	x

We ended 2011 in a very strong financial position. We held cash and marketable securities at the holding company of approximately $1 billion. During the year, we successfully tendered for $658 million of our subsidiary and holding company debt and refinanced the repurchased debt with proceeds from two less costly, longer maturing debt issues at the holding company: $500 million at 5.80% due 2021 and Cdn$400 million at 6.40% due 2021. The coupons we paid were the lowest in our history. We have minimal near term bond maturities.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (HWIC), Fairfax’s wholly-owned investment manager, on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	8.7%	15.8%	14.2%
S&P 500	(0.2)%	2.9%	5.5%
Taxable bonds	13.3%	12.5%	10.4%
Merrill Lynch U.S. corporate (1-10 year) bond index	6.0%	5.8%	6.3%

2011 was a disappointing year for HWIC’s investment results, as discussed earlier, because of the poor performance of our common stock portfolio. Some stock prices declined by more than 50% from our initial purchase price, but as the table earlier in this letter on our purchase of International Coal illustrates, we use such declines to average down since we believe the intrinsic values of the stocks that we own continue to hold up very well. While 2010 was also a poor year, in the last five years HWIC averaged a 10.6% total return on our investment portfolio.

We continue to fully hedge our common stock portfolios as our concerns about the United States discussed in our 2010 Annual Report persist, and have been magnified by the financial crisis in Europe, including the underlying austerity programs, and the recent bursting of the Chinese real estate bubble.

As for the United States, as we have discussed many times before, if we thought the 2008/2009 great contraction was like any other recession the U.S. has experienced in the past 50 years, we would not be hedging today. However, we continue to worry that the North American economy may experience a time period like the U.S. in the 1930s and Japan since 1990, during which nominal GDP remains flat for ten plus years with many bouts of deflation. To combat the great contraction of 2008/2009, the U.S., as well as Europe and most countries in the world, went “all in” with huge stimulus programs. They have no ammunition left now and austerity is the slogan of the day, worldwide! While the Fed continues its many quantitative easing programs and the ECB and others follow suit, the key question in our minds is whether the central banks can get consumers and businesses to stop deleveraging and perhaps releverage again – given the very high leverage they begin with. Total private debt as a percentage of GDP in the U.S. has just begun to come down from levels even higher than the 1930s.

As for Europe, 2011 laid bare the leverage there, with the assets of its banking system being 2.6 times its GDP. France’s top five banks, for example, have assets of $9 trillion versus a GDP of $2.7 trillion for France. Much of the assets of the French banking system (and other countries in Europe) are financed by “wholesale” funds as opposed to stable retail deposits. Today, while we think this is very unlikely, there is the possibility of the Euro breaking apart, with disastrous consequences to the world economy.

All of this reminds us of the late 1980s in Japan, when it was reported that Japanese housewives were buying stocks with grocery money. For the last ten years, after the Nikkei Dow Jones came down by 75% from its high, the Japanese housewives have been keeping their money in Japanese government bonds or in bank deposits yielding less than 1%. The point is, the psychology changed in Japan, and the question today is whether the same thing has happened in the U.S. and Europe after the great contraction in 2008/2009. With house prices down by almost half and lots of concern over unemployment and the economy, the question is, has the psychology changed in the U.S. towards saving and away from spending. Only time will tell but it is an area we continue to monitor closely.

As for China, late in 2011 the Chinese bubble in real estate burst. Developers have reduced prices by 25%+ to sell apartments in Shanghai – causing riots by angry buyers who paid full price. Expect apartment prices in China to come down significantly in the next few years. This may result in a hard landing in China, again with major consequences for the world economy. As the table below shows, the parabolic increase in commodity prices has stalled in 2011 and many commodities like copper have begun to decline:

	2010	2011
Oil – $/barrel	91	99
Copper – $/lb.	4.35	3.45
Nickel – $/lb.	11.23	8.49
Wheat – $/bushel	7.94	6.53
Corn – $/bushel	6.29	6.47
Cotton – $/lb.	1.45	0.92
Gold – $/oz.	1,405	1,531

Cotton is down 37% and may be a harbinger of what is to come!

Of course if commodities, particularly oil and metals, come down, Canada will not be spared. Canada has benefitted greatly from the commodity boom and our housing sector, particularly in Toronto and Vancouver, has gone up very significantly. As George Athanassakos, Chair of the Ben Graham Centre for Value Investing at the Richard Ivey School of Business, said in his recent article in the Globe and Mail, this time is not different for Canada’s housing bubble. There are more condos in construction in Toronto than in the 12 major cities in the U.S. combined, including New York and Los Angeles!! Caveat emptor if you own many houses or condos in Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Yet optimism continues to prevail in the financial markets as corporate spreads are back to levels prior to the great contraction in 2008 and stock markets are rallying on hopes of repeating the increases from the 2008/2009 bottoms. Record high profit margins on the S&P 500 are being extrapolated into the future, but they may well regress to the mean. We have a mini-tech bubble in progress similar to the one we witnessed in 1999/2000, as shown in the table below:

	Market Cap at IPO Price ($ billions)	Price/ Revenue	Price/ Earnings
Facebook (estimated)	75	23.6x	72.4x
Groupon	13	9.9x	64.3x
Zynga	7	6.8x	46.3x
LinkedIn	7	15.9x	120.7x
Renren	5	71.7x	Loss
Pandora Media	2.5	15.3x	Loss
Demand Media	1.4	5.9x	54.1x
Zillow	0.5	14.8x	69.2x

Given interest rates at close to absolute zero and no fiscal stimulus bullets available in the western world, we continue to maintain our 100% equity hedge. Ben Graham’s observation that “only 1 in 100 survived the 1929-1932 debacle if one was not bearish in 1925” continues to ring in our ears!

Our Muni bond portfolio, predominantly guaranteed by Berkshire Hathaway, had an excellent year in 2011, reversing the declines of 2010, as shown in the table below:

	As of December 31,
	2008	2009	2010	2011
Cost of U.S. tax exempt Muni bond portfolio	3,966.8	3,991.5	4,118.5	4,194.5
Market value	4,104.6	4,550.2	4,358.9	4,883.9
Unrealized gain	137.9	558.7	240.4	689.4

Cost of U.S. taxable Muni bond portfolio	–	1,014.6	1,072.9	1,123.8
Market value	–	947.4	1,066.6	1,317.6
Unrealized gain (loss)	–	(67.2)	(6.3)	193.8

The cumulative unrealized gain on our Muni bond portfolio at December 31, 2011 was $883.2 million, after we received during the year tax-free interest of $240.0 million and taxable interest of $80.6 million. Our Muni bond portfolio continued to appreciate in early 2012.

While we are concerned about the next few years as we digest the excesses of the past 20 years, we are very bullish on common stocks for the long term, as shown in the table below:

	Annualized Compound Return
	One Year	Five Year	Ten Year	Fifteen Year	Twenty Year
Barclays Capital 30yr Bellwether	35.6%	11.2%	8.8%	8.3%	8.0%
S&P 500	2.1%	(0.3)%	2.9%	5.5%	7.8%

Long treasuries have outperformed common stocks over the last 20 years as rates have declined from 7.4% in 1991 to 2.9% in 2011. This will not be repeated in the next ten years. The game is over for long treasuries (almost!). Even if the rates go to zero, long treasuries can provide a compound annual return of only 6% in the next ten years compared to twice that by stocks, if we assume no change in P/E multiples and historical earnings growth. If P/E ratios revert back to their mean, shares of companies like Johnson & Johnson can provide compound growth rates of 20%+ in the next decade. We have already sold half our long treasury position at a yield to maturity of 3.0% (realizing a gain of $271 million) and we expect to sell the remaining soon. In time, we will remove our equity hedges as the risks that we see get discounted in common stock prices. The major risks we see are in the next three years, as we expect common stocks to do very well in the next decade.

In our 2010 Annual Report, we described to you our CPI-linked derivative contracts. As we said there, for a small amount of money we have significantly protected our company from the ravages of potential deflation. The fact that our $421 million investment in these contracts is down 50% on a mark to market basis reminds us of our CDS experience, which started (and we think might end) the same way.

Here’s an update on our CPI-linked derivatives position:

Underlying CPI Index	Notional Amount ($ billions)	Weighted Average Strike Price (CPI)	December 31, 2011 CPI
U.S.	18.2	216.95	225.67
European Union	26.5	109.74	113.91
U.K.	0.8	216.01	239.40
France	1.0	120.09	123.51

	46.5

The remaining average term on these contracts is 8.6 years. We will only benefit if deflation causes the CPI indices to go below our strike prices. Low-cost insurance again! As we reminded you last year, cumulative deflation in Japan in the past 10 years and in the United States in the 1930s was approximately 14%.

In 2011, we had net investment gains of $691 million, which consisted principally of net gains on fixed income securities of $1,279 million, partially offset by net losses of $379 million on common stocks and equity-related investments (after a gain of $414 million on our hedges) and net losses on CPI-linked derivatives of $234 million. The net gains on fixed income securities consisted of net realized gains of $425 million (including $271 million from the sale of half of our long treasury bond positions and $46 million from Canadian provincial bonds) and net unrealized mark to market gains of $854 million (predominantly $718 million from long U.S. treasury bonds, $449 million from tax exempt U.S. Muni bonds and $195 million from taxable U.S. Muni bonds, partially offset by a net unrealized mark to market loss of $319 million from other governments and $189 million from corporates). The net losses from equities consisted of realized gains of $703 million (the largest being $244 million, or a 283% gain, from International Coal) and unrealized mark to market losses of $1.5 billion from our common stock portfolios, partially offset by a gain on our equity-related hedges of $414 million.

Our net unrealized gains (losses) over cost by asset class at year-end were as follows:

	2011	2010
Bonds	1,404.4	316.6
Preferred stocks	2.8	9.8
Common stocks	(215.2)	1,037.2
Investments in associates	347.5	269.0

	1,539.5	1,632.6

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value at year-end):

United States	1,785.0
Canada	711.8
Other	1,332.7

3,829.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

We continue to like the long term prospects of our common stock holdings, while our hedges protect us against our near term economic concerns.

Miscellaneous

In early 2012 we paid our annual dividend, again in the amount of $10 per share, reflecting the free cash flow from our insurance and reinsurance companies and our significant holding company cash and marketable securities position. Please don’t extrapolate that amount as our dividend will reflect the prevailing circumstances. The $10 per share dividend is in the range of 2 to 2 1/2% of our book value in 2011.

Our decentralized charitable donations program continues to flourish in all the countries where we operate. We donate between 1% and 2% of pre-tax profits every year, largely done by the company presidents and the employees in each country. We are very grateful to be able “to do good by doing well” but we never forget we have to “do well” first. In 2011 we donated (or invested as we prefer to say) approximately $7 million in the countries where we do business. Since we began the program in 1991 with a $200,000 donation, we have made cumulative donations of over $80 million.

We are very much committed to making all our employees owners of our company – like the presidents and officers of our companies (and yours truly!). We have had an employee share purchase plan since 1987 under which all contributions are used to purchase Fairfax shares in the market. In past Annual Reports, I have extolled the virtues of this plan to you. Under the plan, our employees can contribute from each paycheque up to 10% of their salary. The company automatically contributes an additional 30% of the employee contribution and at the end of each year, if Fairfax has achieved its 15% growth in book value per share objective, the company contributes an additional 20% of the employee contribution. Over the last 5, 10, 15 and 20 years, the compound annual return on this program has been 22%, 18%, 12% and 14% respectively. If an employee earning Cdn$40,000 had participated fully in this program since its inception, she or he would have accumulated 2,975 shares of Fairfax worth Cdn$1.3 million at the end of 2011. We like our employees to be owners of Fairfax and to benefit from its long term success.

I have said many times that our strategic plan was waiting for the phone to ring. Late in 1995, that was exactly what happened when Jim Dowd called about the sale of Skandia Re’s Canadian subsidiary. This resulted in the purchase of our most successful company, OdysseyRe (formerly Skandia Re U.S.), and together we brought Andy Barnard into the fold. Since then, Jim has helped build Fairfax Asia from a blank piece of paper to a well-developed network that now encompasses India, China, Singapore, Malaysia, Hong Kong and Thailand. Jim was also our ambassador in London, the Middle East, Poland, the United States and, of course, Asia. Jim embodies the Fairfax values and did all of this with no ego and a great sense of humour. In September 2011, Jim retired and we will miss him. We wish Jim, Lynn and their family great health and happiness during their retirement years.

While there are great uncertainties in the economic outlook ahead, I continue to be very excited about the long term prospects of our company because of its “fair and friendly” culture we have developed over the past 26 years (the culture is embedded in our Guiding Principles, again reproduced for you in the Appendix). Our small holding company team, with great integrity, team spirit and no egos, keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. A big thank you to David Bonham, Peter Clarke, Jean Cloutier, Brad Martin, Paul Rivett, Rick Salsberg, Ronald Schokking, John Varnell and Jane Williamson, and to John Cassil and Hank Edmiston in Dallas.

Looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. on April 26, 2012 at Roy Thomson Hall. As always, our presidents, the Fairfax officers and the Hamblin Watsa principals will be there to answer any and all of your questions. Like last year, we will have booths with information on the products we offer as well as on the major community investments we have made on your behalf, and who knows, you might also get a deal from William Ashley or Sporting Life!

Once again, I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2011. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 9, 2012

V. Prem Watsa

Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the OSC and the SEC (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

March 9, 2012

V. Prem Watsa	John Varnell
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed an integrated audit of Fairfax Financial Holdings Limited (the Company) and its subsidiaries’ 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepting auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2011 and 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and 2010 in accordance with IFRS.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 20.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 9, 2012

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2011 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS

PricewaterhouseCoopers LLP

Toronto, Canada

March 9, 2012

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2011, December 31, 2010 and January 1, 2010

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $249.0; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	5, 28	1,026.7	1,540.7	1,251.6
Insurance contract receivables	10	1,735.4	1,476.6	1,376.8

		2,762.1	3,017.3	2,628.4

Portfolio investments
Subsidiary cash and short term investments	5, 28	6,199.2	3,513.9	3,244.8
Bonds (cost $9,515.4; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	5	10,835.2	11,748.2	10,918.3
Preferred stocks (cost $555.6; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	5	563.3	583.9	292.8
Common stocks (cost $3,867.3; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	5	3,663.1	4,133.3	4,893.2
Investments in associates (fair value $1,271.8; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	5, 6	924.3	707.9	423.7
Derivatives and other invested assets (cost $511.4; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	5, 7	394.6	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $810.1; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	5, 7	886.3	709.6	151.5

		23,466.0	21,976.2	20,067.0

Deferred premium acquisition costs	11	415.9	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $313.2; December 31, 2010 – $247.2; January 1, 2010 – $262.8)	9	4,198.1	3,757.0	3,571.1
Deferred income taxes	18	628.2	490.5	299.5
Goodwill and intangible assets	12	1,115.2	949.1	438.8
Other assets	13	821.4	901.0	771.6

		33,406.9	31,448.1	28,148.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
		(US$ millions)
Liabilities
Subsidiary indebtedness	15	1.0	2.2	12.1
Accounts payable and accrued liabilities	14	1,656.2	1,263.1	1,290.8
Income taxes payable	18	21.4	31.7	77.6
Short sale and derivative obligations (including at the holding company – $63.9; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	5, 7	170.2	216.9	57.2
Funds withheld payable to reinsurers		412.6	363.2	354.9

		2,261.4	1,877.1	1,792.6

Insurance contract liabilities	8	19,719.5	18,170.2	16,418.6
Long term debt	15	3,017.5	2,726.9	2,301.2

		22,737.0	20,897.1	18,719.8

Equity	16
Common shareholders’ equity		7,427.9	7,697.9	7,295.2
Preferred stock		934.7	934.7	227.2

Shareholders’ equity attributable to shareholders of Fairfax		8,362.6	8,632.6	7,522.4
Non-controlling interests		45.9	41.3	113.6

Total equity		8,408.5	8,673.9	7,636.0

		33,406.9	31,448.1	28,148.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2011 and 2010

	Notes	2011	2010
		(US$ millions except per share amounts)
Revenue
Gross premiums written	25	6,743.5	5,362.9

Net premiums written	25	5,607.9	4,449.0

Net premiums earned	25	5,426.9	4,580.6
Interest and dividends	5	705.3	711.5
Share of profit of associates	5	1.8	46.0
Net gains (losses) on investments	5	691.2	(3.0)
Excess of fair value of net assets acquired over purchase price		–	83.1
Other revenue		649.8	549.1

		7,475.0	5,967.3

Expenses
Losses on claims, gross	8	5,541.4	4,238.0
Less ceded losses on claims	9	(956.1)	(839.3)

Losses on claims, net		4,585.3	3,398.7
Operating expenses	26	1,148.3	973.5
Commissions, net	9	795.4	707.5
Interest expense		214.0	195.5
Other expenses	26	740.7	541.0

		7,483.7	5,816.2

Earnings (loss) before income taxes		(8.7)	151.1
Income taxes	18	(56.5)	(186.9)

Net earnings		47.8	338.0

Attributable to:
Shareholders of Fairfax		45.1	335.8
Non-controlling interests		2.7	2.2

		47.8	338.0

Net earnings (loss) per share	17	$(0.31)	$14.90
Net earnings (loss) per diluted share	17	$(0.31)	$14.82
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	16	20,405	20,436

See accompanying notes.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2011 and 2010

	Notes	2011	2010
		(US$ millions)
Net earnings		47.8	338.0

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		(40.8)	121.0
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	33.2	(28.2)
Share of other comprehensive income (loss) of associates(3)		(7.5)	12.8
Change in actuarial gains and losses on defined benefit plans(4)	21	(22.6)	30.6

Other comprehensive income (loss), net of income taxes		(37.7)	136.2

Comprehensive income		10.1	474.2

Attributable to:
Shareholders of Fairfax		8.0	472.4
Non-controlling interests		2.1	1.8

		10.1	474.2

(1)	Net of income tax expense of $9.0 (2010 – $11.5).

(2)	Net of income tax recovery of nil (2010 – nil).

(3)	Net of income tax recovery of $0.8 (2010 – income tax expense of $2.7).

(4)	Net of income tax recovery of $9.0 (2010 – income tax expense of $5.0).

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the years ended December 31, 2011 and 2010

(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the year	–	–	–	–	45.1	–	45.1	–	45.1	2.7	47.8
Other comprehensive income, net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	(40.3)	(40.3)	–	(40.3)	(0.5)	(40.8)
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	33.2	33.2	–	33.2	–	33.2
Share of other comprehensive income (loss) of associates	–	–	–	–	–	(7.5)	(7.5)	–	(7.5)	–	(7.5)
Change in actuarial gains and losses on defined benefit plans	–	–	–	–	(22.5)	–	(22.5)	–	(22.5)	(0.1)	(22.6)
Issuance of shares	–	–	5.7	(1.6)	–	–	4.1	–	4.1	–	4.1
Purchases and amortization	(4.2)	–	(26.0)	11.3	–	–	(18.9)	–	(18.9)	–	(18.9)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(5.8)	–	(5.8)	–	(5.8)	–	(5.8)
Common share dividends	–	–	–	–	(205.9)	–	(205.9)	–	(205.9)	–	(205.9)
Preferred share dividends	–	–	–	–	(51.5)	–	(51.5)	–	(51.5)	–	(51.5)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	2.5	2.5

Balance as of December 31, 2011	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5

Balance as of January 1, 2010	3,054.8	3.8	(28.7)	–	4,269.4	(4.1)	7,295.2	227.2	7,522.4	113.6	7,636.0
Net earnings (loss) for the year	–	–	–	–	335.8	–	335.8	–	335.8	2.2	338.0
Other comprehensive income, net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	120.9	120.9	–	120.9	0.1	121.0
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	(28.2)	(28.2)	–	(28.2)	–	(28.2)
Share of other comprehensive income (loss) of associates	–	–	–	–	–	12.8	12.8	–	12.8	–	12.8
Change in actuarial gains and losses on defined benefit plans	–	–	–	–	31.1	–	31.1	–	31.1	(0.5)	30.6
Issuance of shares	199.8	–	3.1	–	–	–	202.9	707.5	910.4	–	910.4
Purchases and amortization	(7.1)	–	(26.8)	3.2	–	–	(30.7)	–	(30.7)	–	(30.7)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(9.7)	–	(9.7)	–	(9.7)	–	(9.7)
Common share dividends	–		–	–	(200.8)	–	(200.8)	–	(200.8)	–	(200.8)
Preferred share dividends	–	–	–	–	(31.4)	–	(31.4)	–	(31.4)	–	(31.4)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	(4.8)	(4.8)
Other	–	–	–	–	–	–	–	–	–	(69.3)	(69.3)

Balance as of December 31, 2010	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9

See accompanying notes.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011 and 2010

	Notes	2011	2010
		(US$ millions)
Operating activities
Net earnings		47.8	338.0
Amortization of premises and equipment and intangible assets		59.5	48.5
Net bond discount amortization		(69.7)	(36.9)
Amortization of share-based payment awards		11.3	3.2
Share of profit of associates		(1.8)	(46.0)
Deferred income taxes	18	(128.1)	(203.5)
Net (gains) losses on investments	5	(691.2)	3.0
Excess of fair value of net assets acquired over purchase price	23	–	(83.1)
Loss on repurchase of long term debt		104.2	2.3
Net (purchases) sales of securities classified as at FVTPL:
Short term investments		(4,098.7)	720.8
Bonds		2,574.6	(92.0)
Preferred stocks		6.4	(234.4)
Common stocks		(2.6)	1,619.9
Net derivatives and short sales		265.6	(985.9)

		(1,922.7)	1,053.9

Changes in operating assets and liabilities	28	701.2	(14.4)

Cash provided by (used in) operating activities		(1,221.5)	1,039.5

Investing activities
Net purchases of investments in associates	6, 23	(130.5)	(214.8)
Net purchases of premises and equipment and intangible assets		(42.2)	(38.6)
Net purchase of subsidiaries, net of cash acquired	23	276.5	(454.9)

Cash provided by (used in) investing activities		103.8	(708.3)

Financing activities
Subsidiary indebtedness:	15
Issuances		10.5	20.5
Repayment		(52.4)	(31.0)
Long term debt:	15
Issuances		906.2	269.6
Issuance and consent solicitation costs		(6.7)	(7.8)
Repayment		(762.3)	(27.7)
Net repurchases of subsidiary securities		–	(75.0)
Subordinate voting shares:	16
Issuances		–	200.0
Issuance costs		–	(0.3)
Repurchases		(10.0)	(16.8)
Preferred shares:	16
Issuances		–	724.0
Issuance costs		–	(22.8)
Purchase of subordinate voting shares for treasury	16	(26.0)	(26.8)
Common share dividends	16	(205.9)	(200.8)
Preferred share dividends	16	(51.5)	(31.4)

Cash provided by (used in) financing activities		(198.1)	773.7

Increase (decrease) in cash and cash equivalents		(1,315.8)	1,104.9
Cash and cash equivalents – beginning of year		3,275.1	2,156.9
Foreign currency translation		(49.3)	13.3

Cash and cash equivalents – end of year	28	1,910.0	3,275.1

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2011 and 2010

(in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

These consolidated financial statements were approved for issue by the company’s Board of Directors on March 9, 2012.

2.	Basis of Presentation

The consolidated financial statements of the company for the year ended December 31, 2011 represent the first annual financial statements of the company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used to prepare the consolidated financial statements comply with IFRS effective as at December 31, 2011 (except IFRS 9 which was early adopted as described in note 30). Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“US GAAP”). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and the related disclosures. Critical accounting estimates and judgments are described in note 4.

As a financial services holding company, the consolidated balance sheet is presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: bonds, preferred and common stocks, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities and long term debt.

The company adopted IFRS in accordance with International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards. Reconciliations and explanations of the impact of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS as at January 1, 2010 on the financial position and financial results of the company for the year ended December 31, 2010 are provided in note 30. In these consolidated financial statements the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented unless otherwise stated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Principles of consolidation

Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where Fairfax otherwise has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2011. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

ICICI Lombard General Insurance Company Limited

    (26% equity accounted interest) (ICICI Lombard)

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (GFIC)

Clearwater Insurance Company (Clearwater)

Valiant Insurance Company (Valiant Insurance)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Managing Agency Limited

nSpire Re Limited (nSpire Re)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

    CRC Reinsurance Limited (CRC Re)

    Wentworth Insurance Company Ltd. (Wentworth)

Other

Hamblin Watsa Investment Counsel Ltd.

    (Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

William Ashley China Corporation (William Ashley)

    (retailer of tableware and gifts)

Sporting Life Inc. (Sporting Life)

    (retailer of sporting goods and sports apparel)

All subsidiaries are wholly-owned except for Ridley, First Capital and Sporting Life with 73.6%, 97.7% and 75.0% ownership interests, respectively (December 31, 2010 – 73.5%, 97.7% and nil, respectively). Pursuant to the transactions described in note 23, the company acquired 100% ownership interests in First Mercury Financial Corporation (“First Mercury”) and Pacific Insurance during the first quarter of 2011, 100% ownership interest in William Ashley during the third quarter of 2011, 75.0% ownership interest in Sporting Life during the fourth quarter of 2011, and 100% ownership interests in Zenith National and GFIC during 2010.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized at the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is generally presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. These investments are reported in investments in associates in the consolidated balance sheets, with the company’s share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Gains and losses realized on dispositions and charges to reflect impairment in the value of associates are included in net gains (losses) on investments. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. Any excess of the cost of acquisition over the company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. Foreign associates are translated in the same manner as foreign subsidiaries. When the company’s share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

At each reporting date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management’s assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is generally no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates’ financial statements and the date of the company’s financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the consideration transferred in a business combination is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Any pre-existing equity interests in an acquiree are re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statement of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit’s recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Transactions and items in the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company’s subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that foreign subsidiary and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in a foreign subsidiary is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recorded in the consolidated statement of comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders’ equity. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in retained earnings.

Consolidated statement of cash flows

The company’s consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss (“FVTPL”). Financial assets classified as at FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest income from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company’s business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise

FAIRFAX FINANCIAL HOLDINGS LIMITED

on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated as at FVTPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company’s business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income (“FVTOCI”) on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected in the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in bonds, derivative contracts (total return swaps and credit default swaps) and certain warrants are based on third party broker-dealer quotes.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, investments in limited partnerships are classified as Level 3 within the fair value hierarchy.

Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. Investments in consumer price indices (“CPI”) linked derivatives are classified as Level 3 within the company’s fair value hierarchy.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

The reasonableness of pricing received from third party broker-dealers and independent pricing service providers is assessed by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in the “Investments” section above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Northbridge as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company’s equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs. The fair value of the majority of the company’s derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs. Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets on the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets on the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity total return swaps on a net basis as derivatives and other in interest and dividends in the consolidated statement of earnings. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash

FAIRFAX FINANCIAL HOLDINGS LIMITED

amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked contracts – The initial premium paid for a CPI-linked contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline. The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from broker-dealers to values determined using option pricing models that incorporate market observable and unobservable inputs such as the current value of the relevant CPI index underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers’ commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not yet reported (“IBNR”) losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to earnings as incurred.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company generally establishes these reserves on an undiscounted basis (except that amounts arising from certain workers’ compensation business are discounted as discussed below) to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The estimated liabilities for workers’ compensation indemnity lifetime benefit claims are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates ranging from 3.5% to 5.0%. The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims, gross.

The company also establishes reserves for IBNR claims on an undiscounted basis (except for workers’ compensation indemnity lifetime benefit claims) to recognize the estimated cost of losses for events which have already occurred but which have not yet been reported. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises its estimates of IBNR reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the company’s reserves. Short-tail claims, such as for property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatments and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail lines of business.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge or events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company’s estimates of losses and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of numbers of claims and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

•	expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the line of business and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company’s Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

•	whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	the extent of policy coverage and limits applicable;

•	the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

•	the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company’s long-tail lines of business. The company seeks to provide appropriate levels of provisions for losses and loss adjustment expenses and provisions for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company’s financial position. The insurance risk diversity within the company’s portfolio of issued policies make it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

•

long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

•	issues of allocation of responsibility among potentially responsible parties and insurers;

•	emerging court decisions increasing or decreasing insurer liability;

•	tendencies for social trends and factors to influence court awards;

•	developments pertaining to the company’s ability to recover reinsurance for claims of this nature; and,

•	developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in net premiums earned and ceded losses on claims, respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to protect capital and control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company’s net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The tax effects of carry-forwards of unused losses or unused tax credits are recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses can be utilized.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension and post retirement assets and other miscellaneous receivable and prepaid expense balances.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset’s fair value less costs to sell and value in use. If an asset is impaired, the carrying amount is reduced to the asset’s recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expenses in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenues from the sale of animal nutrition and other non-insurance products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been delivered to the customer from the plant or store. These revenues and the related cost of inventories sold are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price less applicable selling costs.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity, regardless of the objective of the transaction. The company acquires its own subordinate

FAIRFAX FINANCIAL HOLDINGS LIMITED

voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company’s stock and is amortized to compensation expense over the related vesting periods. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate arrangement. At each balance sheet date, the company revises its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary.

For defined benefit pension and post retirement benefit plans, the benefit obligations, net of the fair value of plan assets, and adjusted for unrecognized prior service costs and pension asset limitations, if any, are accrued in the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13). The company has adopted the following policies:

(i)

Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

(iii)

Actuarial gains and losses arise from the difference between the actual rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the benefit obligation. Actuarial gains and losses are recorded in other comprehensive income and subsequently included in retained earnings.

(iv)

Prior service costs arising from plan amendments are amortized to income on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are charged to income immediately.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(vi)

Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to such requirements are recorded in other comprehensive income and subsequently included in retained earnings.

Certain of the company’s post retirement benefit plans covering medical care and life insurance are funded internally.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the user’s benefit even if the payments are not on that basis.

New accounting pronouncements

The following new standards and amendments have been issued by the IASB and are not effective for the fiscal year beginning January 1, 2011. The company has not early adopted any of the new standards or amendments, and is currently evaluating the timing of adoption and their impact on its consolidated financial statements.

Amendment to IAS 1 Presentation of Financial Statements (“IAS 1”)

In June 2011, the IASB issued an amendment to IAS 1 that changes the presentation of items in the consolidated statement of comprehensive income. This amendment requires the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. Companies will continue to have a choice of whether to present components of other comprehensive income before or after tax. Those that present components of other comprehensive income before tax will be required to disclose the amount of tax related to the two groups separately. This amendment is effective for annual periods beginning on or after July 1, 2012, is applied retrospectively, with early adoption permitted.

Amendment to IAS 19 Employee Benefits (“IAS 19”)

In June 2011, the IASB issued an amendment to IAS 19 that requires significant changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. This amendment: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to the consolidated statement of earnings; replaces the expected return on plan assets with a net interest amount; requires all past service costs to be recognized in the period of a plan amendment; reduces flexibility in the method of presentation in the consolidated statement of earnings; and expands the disclosure requirements for benefit plans. This amendment is effective for annual periods beginning on or after January 1, 2013, is applied retrospectively, with early adoption permitted.

IFRS 13 Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB published IFRS 13, a comprehensive standard on how to measure and disclose fair values. IFRS 13 applies to IFRSs that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to all assets and liabilities measured at fair value, whereas IFRS 7 applied only to financial assets and liabilities measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, is applied prospectively as of the beginning of the annual period in which it is adopted, with early adoption permitted.

FAIRFAX FINANCIAL HOLDINGS LIMITED

New and revised Reporting Entity standards

In May 2011 the IASB published a package of five new and revised standards that address the scope of the reporting entity. The new standards in the package are IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The revised standards are IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements.

The requirements contained in the package of five standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted so long as the entire package is early adopted together. The five standards are described below.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes existing guidance under IAS 27 Consolidated and Separate Financial Statements and SIC–12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC–13 Jointly Controlled Entities – Non Monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 sets out the disclosure requirements under IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. The enhanced disclosures in the new standard are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12 (which would trigger the requirement to also early adopt the other four standards in the package).

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 has been amended in line with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures.

IAS 27 Separate Financial Statements (“IAS 27”)

IAS 27 has been amended to provide guidance on the accounting and disclosure requirements for investments in subsidiaries, associates and joint ventures when an entity prepares separate financial statements. The amended standard requires an entity preparing separate financial statements to account for investments at cost or in accordance with IFRS 9 Financial Instruments.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of fair value disclosures and contingencies which are discussed in note 5 and note 19, respectively. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance Contracts” section of note 3 and the “Underwriting Risk” section of note 24.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally, based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company’s reinsurance recoverables are discussed further in the “Reinsurance” section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the underlying operations’ performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law, the availability of tax planning strategies and the expiry date of the tax losses.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company’s cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value. If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Cash and Investments

Cash and short term investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2011	December 31, 2010	January 1, 2010
Holding company:
Cash and cash equivalents (note 28)	43.5	337.3	115.4
Short term investments	244.0	111.3	256.0
Cash and cash equivalents pledged for short sale and derivative obligations	–	–	24.5
Short term investments pledged for short sale and derivative obligations	249.0	137.4	54.4
Bonds	188.1	513.5	403.2
Preferred stocks	45.0	43.4	64.8
Common stocks	166.4	343.2	235.8
Derivatives (note 7)	90.7	54.6	97.5

	1,026.7	1,540.7	1,251.6
Short sale and derivative obligations	(63.9)	(66.5)	(8.9)

	962.8	1,474.2	1,242.7

Portfolio investments:
Cash and cash equivalents (note 28)	1,995.0	3,022.1	2,093.3
Short term investments	4,204.2	491.8	1,151.5
Bonds	10,835.2	11,748.2	10,918.3
Preferred stocks	563.3	583.9	292.8
Common stocks	3,663.1	4,133.3	4,893.2
Investments in associates (note 6)	924.3	707.9	423.7
Derivatives (note 7)	364.4	547.8	127.7
Other invested assets	30.2	31.6	15.0

	22,579.7	21,266.6	19,915.5

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 28)	6.2	14.6	–
Short term investments	132.5	–	4.6
Bonds	747.6	695.0	146.9

	886.3	709.6	151.5

	23,466.0	21,976.2	20,067.0
Short sale and derivative obligations	(106.3)	(150.4)	(48.3)

	23,359.7	21,825.8	20,018.7

Common stocks include investments in certain limited partnerships with a carrying value of $321.2 at December 31, 2011 ($265.3 at December 31, 2010, $134.0 at January 1, 2010).

Restricted cash and cash equivalents at December 31, 2011 of $134.7 ($98.9 at December 31, 2010, $76.3 at January 1, 2010) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd’s) by the nature of the pledge requirement:

	December 31, 2011	December 31, 2010	January 1, 2010
Regulatory deposits	2,171.3	1,779.5	1,424.9
Security for reinsurance and other	722.4	889.4	794.3

	2,893.7	2,668.9	2,219.2

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2011, securities containing call and put features represented approximately $6,032.3 and $1,069.9 respectively ($5,444.0 and $1,286.0 at December 31, 2010 respectively) of the total fair value of bonds in the table below.

	December 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	442.5	413.7	555.4	525.1
Due after 1 year through 5 years	2,288.5	2,505.0	1,618.0	1,809.3
Due after 5 years through 10 years	3,884.5	4,446.4	4,870.1	5,223.6
Due after 10 years	3,751.0	4,405.8	5,596.6	5,398.7

	10,366.5	11,770.9	12,640.1	12,956.7

Effective interest rate		6.2%		5.7%

The calculation of the effective interest rate of 6.2% (December 31, 2010 – 5.7%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.9 billion ($4.4 billion at December 31, 2010) included in U.S. states and municipalities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	December 31, 2011				December 31, 2010
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,044.7	2,044.7	–	–	3,374.0	3,374.0	–	–

Short term investments:
Canadian provincials	408.9	408.9	–	–	88.6	88.6	–	–
U.S. treasury	4,071.0	4,071.0	–	–	364.2	364.2	–	–
Other government	288.0	267.4	20.6	–	252.2	248.6	3.6	–
Corporate and other	61.8	–	61.8	–	35.5	6.3	29.2	–

	4,829.7	4,747.3	82.4	–	740.5	707.7	32.8	–

Bonds:
Canadian government	21.1	–	21.1	–	393.5	–	393.5	–
Canadian provincials	1,038.7	–	1,038.7	–	1,251.3	–	1,251.3	–
U.S. treasury	2,082.3	–	2,082.3	–	2,824.7	–	2,824.7	–
U.S. states and municipalities	6,201.5	–	6,201.5	–	5,425.6	–	5,425.6	–
Other government	934.7	–	934.7	–	954.6	–	954.6	–
Corporate and other	1,492.6	–	1,432.6	60.0	2,107.0	–	2,045.1	61.9

	11,770.9	–	11,710.9	60.0	12,956.7	–	12,894.8	61.9

Preferred stocks:
Canadian	105.5	–	103.5	2.0	134.6	–	134.6	–
U.S.	457.3	–	451.0	6.3	451.0	–	450.7	0.3
Other	45.5	–	45.5	–	41.7	–	41.7	–

	608.3	–	600.0	8.3	627.3	–	627.0	0.3

Common stocks:
Canadian	711.8	673.3	13.7	24.8	814.8	784.3	14.6	15.9
U.S.	1,785.0	1,507.6	33.8	243.6	2,539.4	2,345.0	47.4	147.0
Other	1,332.7	886.1	290.6	156.0	1,122.3	665.9	324.7	131.7

	3,829.5	3,067.0	338.1	424.4	4,476.5	3,795.2	386.7	294.6

Derivatives and other invested assets(1)	462.3	–	254.1	208.2	609.4	–	280.8	328.6

Short sale and derivative obligations	(170.2)	–	(170.2)	–	(216.9)	–	(216.9)	–

Holding company cash and investments and portfolio investments measured at fair value	23,375.2	9,859.0	12,815.3	700.9	22,567.5	7,876.9	14,005.2	685.4

	100.0%	42.2%	54.8%	3.0%	100.0%	34.9%	62.1%	3.0%

(1)	Excluded from these totals are real estate investments of $23.0 ($24.6 at December 31, 2010) which are carried at cost less any accumulated amortization and impairment.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer. Common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets and include common shares of private companies as well as investments in certain private equity funds and limited partnerships. These investments are valued by third party fund companies using observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances the private equity funds and limited partnerships may require at least three months’ notice to liquidate.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2011					2010
	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total
Balance – January 1	61.9	294.6	0.3	328.6	685.4	47.2	146.2	–	–	193.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(1.2)	38.5	–	(243.0)	(205.7)	32.3	13.0	4.6	(64.6)	(14.7)
Purchases	15.0	146.8	8.0	122.6	292.4	63.9	72.5	100.0	37.1	273.5
Acquisition of Zenith National	–	–	–	–	–	1.0	78.2	0.3	–	79.5
Sales	(15.7)	(55.5)	–	–	(71.2)	(82.5)	(30.3)	–	–	(112.8)
Transfer in (out) of category	–	–	–	–	–	–	15.0	(104.6)	356.1	266.5

Balance – December 31	60.0	424.4	8.3	208.2	700.9	61.9	294.6	0.3	328.6	685.4

Purchases of $292.4 of investments classified as Level 3 within the fair value hierarchy during 2011 were primarily comprised of certain limited partnerships and CPI-linked derivative contracts. Total net realized and unrealized losses of $205.7 during 2011 were primarily comprised of $233.9 of unrealized losses (excluding the effect of foreign exchange) recognized on CPI-linked derivative contracts.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2011	2010
Interest income:
Cash and short term investments	26.2	21.3
Bonds	714.9	662.3
Derivatives and other	(135.8)	(80.4)

	605.3	603.2

Dividends:
Preferred stocks	44.1	24.8
Common stocks	75.9	104.0

	120.0	128.8

Investment expenses	(20.0)	(20.5)

Interest and dividends	705.3	711.5

Share of profit of associates	1.8	46.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net gains (losses) on investments

	2011						2010
			Mark-to-market						Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the year		(Gains) losses recognized in prior periods on positions closed or sold in the year	Gains (losses) arising on positions remaining open at end of year	Other	Net gains (losses) on invest- ments	Inception-to-date realized gains (losses) on positions closed or sold in the year		(Gains) losses recognized in prior periods on positions closed or sold in the year	Gains (losses) arising on positions remaining open at end of year	Other	Net gains (losses) on invest- ments
Net gains (losses) on investments:
Bonds	467.7		64.4	770.1	–	1,302.2	297.6		151.4	(285.2)	–	163.8
Preferred stocks	0.9		(1.1)	(6.9)	–	(7.1)	1.6		(0.3)	(13.1)	–	(11.8)
Common stocks	491.6		(240.9)	(1,025.5)	–	(774.8)	444.7		(347.4)	480.0	–	577.3

	960.2		(177.6)	(262.3)	–	520.3	743.9		(196.3)	181.7	–	729.3

Financial instruments:
Common stock and equity index short positions	293.2	(1)	134.0	(13.3)	–	413.9	(797.0	)(1)	(7.8)	(131.8)	–	(936.6)
Common stock long positions	(22.6	)(1)	7.6	(46.8)	–	(61.8)	91.9	(1)	(1.1)	(7.6)	–	83.2
Credit default swaps	21.9		(9.0)	(2.8)	–	10.1	(31.6)		42.0	5.4	–	15.8
Equity warrants and call options	161.9		(140.4)	(3.0)	–	18.5	13.7		0.2	83.6	–	97.5
CPI-linked contracts	–		–	(233.9)	–	(233.9)	–		–	28.1	–	28.1
Other	(11.1)		22.0	28.4	–	39.3	10.6		(5.2)	(18.3)	–	(12.9)

	443.3		14.2	(271.4)	–	186.1	(712.4)		28.1	(40.6)	–	(724.9)

Foreign currency gains (losses) on:
Investing activities	(28.9)		24.2	(44.0)	(1.8)	(50.5)	(103.7)		54.5	(4.5)	10.3	(43.4)
Underwriting activities	–		–	–	(46.5)	(46.5)	–		–	–	(31.7)	(31.7)
Foreign currency contracts	12.7		25.1	24.8	–	62.6	(53.9)		46.4	(25.1)	–	(32.6)

	(16.2)		49.3	(19.2)	(48.3)	(34.4)	(157.6)		100.9	(29.6)	(21.4)	(107.7)

Gain on disposition of associate(2)	–		–	–	7.0	7.0	–		–	–	77.9	77.9
Other	0.6		–	(0.8)	12.4	12.2	(4.3)		5.0	–	21.7	22.4

Net gains (losses) on investments	1,387.9		(114.1)	(553.7)	(28.9)	691.2	(130.4)		(62.3)	111.5	78.2	(3.0)

(1)

Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)

On December 30, 2011, the company sold all of its interest in Polskie Towarzystwo Ubezpieczen S.A. (“PTU”) and received cash consideration of $10.1 (34.7 million Polish zloty) and recorded net gains on investments of $7.0. On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. (“ICG”) from 22.2% to 11.1% and received cash consideration of $163.9, recorded net gains of $77.9 on its partial disposition and ceased equity accounting for this investment.

6.	Investments in Associates

Investments in associates recorded on the equity method of accounting, the company’s ownership interest, their fair value and carrying value were as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Ownership percentage	Fair value	Carrying value	Ownership percentage	Fair value	Carrying value	Ownership percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Gulf Insurance Company (“Gulf Insurance”)	41.4%	255.1	214.5	41.3%	219.9	219.9	–	–	–
ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)	26.0%	230.4	67.1	26.0%	266.5	94.2	26.0%	204.4	75.9
Cunningham Lindsey Group Limited (“CLGL”)	43.2%	230.3	104.2	43.6%	186.1	121.3	43.6%	159.5	125.0
The Brick Ltd. (“The Brick”)(1)	33.8%	123.9	106.9	17.3%	26.8	15.7	12.8%	8.9	4.2
Singapore Reinsurance Corporation Limited (“Singapore Re”)	26.8%	36.2	33.8	22.2%	30.3	28.7	20.0%	22.9	20.9
Fibrek Inc. (“Fibrek”)(2)	25.8%	32.1	27.4	25.8%	37.1	27.1	19.2%	–	–
MEGA Brands Inc. (“MEGA”)(3)	19.9%	26.3	36.7	16.5%	34.8	29.7	–	–	–
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	6.0	6.0	40.5%	6.6	6.6	40.5%	5.5	5.5
Imvescor Restaurant Group Inc. (“Imvescor”)(4)	13.6%	4.1	3.1	–	–	–	–	–	–
Polskie Towarzystwo Ubezpieczen S.A. (“PTU”)(5)	–	–	–	22.7%	3.9	3.9	22.7%	5.2	5.2
International Coal Group, Inc. (“ICG”)(6)	–	–	–	–	–	–	27.7%	173.9	163.0
Partnerships, trusts and other	–	327.4	324.6	–	164.9	160.8	–	24.0	24.0

		1,271.8	924.3		976.9	707.9		604.3	423.7

(1)

On June 29, 2011, the company participated in The Brick’s offer to exchange 48.3 million warrants for 31.3 million common shares of The Brick as part of a cashless exercise of warrants. The receipt of The Brick common shares increased investments in associates and decreased derivatives and other invested assets by $88.2 respectively (the fair value of the warrants immediately prior to the cashless exercise) and increased the company’s ownership of The Brick from 17.3% to 33.6%. The company determined that the effective purchase price of $88.2 to acquire the additional 16.3% of The Brick included $21.3 of goodwill. As at December 31, 2011, the company has investments of $40.7 ($43.2 at December 31, 2010, $33.8 at January 1, 2010) and nil ($81.3 at December 31, 2010, $22.9 at January 1, 2010) in debt instruments and warrants issued by The Brick respectively. The debt instruments and the warrants (prior to June 29, 2011) are recorded in bonds and derivatives and other invested assets respectively, in the consolidated balance sheets.

(2)

On July 15, 2010, the company purchased additional common shares of Fibrek for cash consideration of $15.7, that when aggregated with the common shares already owned by the company and its affiliates represents 25.8% of the total common shares of Fibrek outstanding. Accordingly, the company commenced recording its investment in Fibrek using the equity method of accounting.

(3)

On March 31, 2010, in connection with its participation in the recapitalization of MEGA, the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its ability pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA using the equity method of accounting on a prospective basis. As at December 31, 2011, the company has investments of $15.8 ($27.9 at December 31, 2010, $19.7 at January 1, 2010) and $8.2 ($14.1 at December 31, 2010, nil at January 1, 2010) in debt instruments and warrants issued by MEGA respectively. The debt instruments and warrants are recorded in bonds and derivatives and other invested assets respectively, in the consolidated balance sheets.

(4)

On December 29, 2011, the company participated in the refinancing and recapitalization of Imvescor through a private placement wherein it paid $9.8 (Cdn$10.0 million) to acquire $9.8 (Cdn$10.0 million) principal amount of Imvescor’s senior unsecured debentures bearing interest at 10% per annum and due in five years and warrants to purchase 16.3 million common shares of Imvescor at an exercise price of $0.64 (Cdn$0.65) per common share expiring in five years and paid $3.1 (Cdn$3.2 million) to acquire 5.7 million common shares of Imvescor at a price of $0.56 per common share. Subsequent to these transactions, the company owned in the investment portfolios of its insurance subsidiaries, approximately 13.6% of the outstanding common shares of Imvescor and would own approximately 37.8% assuming full exercise of the warrants. Accordingly, on the acquisition date, the company commenced recording its investment in the common shares of Imvescor using the equity method of accounting as the potential voting rights which are currently excercisable by the company permit it to exercise significant influence over Imvescor.

(5)	On December 30, 2011, the company sold all of its interest in PTU and received cash consideration of $10.1 (34.7 million Polish zloty) and recorded net gains on investments of $7.0.

(6)

On December 17, 2010, the company decreased its ownership of ICG from 22.2% to 11.1% and received cash consideration of $163.9, recorded net gains of $77.9 on its partial disposition and ceased equity accounting for this investment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit (loss) of associates for the years ended December 31 were as follows:

	2011	2010
Gulf Insurance Company	(0.9)	–
ICICI Lombard General Insurance Company Limited	(36.1)	19.5
Cunningham Lindsey Group Limited	14.9	6.9
The Brick Ltd.	9.1	5.9
Singapore Reinsurance Corporation Limited	1.5	3.4
Fibrek Inc.	2.0	0.4
MEGA Brands Inc.	3.3	2.9
Falcon Insurance PLC	(0.5)	0.8
Polskie Towarzystwo Ubezpieczen S.A.	(1.0)	(1.2)
International Coal Group, Inc.(1)	–	4.6
Partnerships, trusts and other	9.5	2.8

	1.8	46.0

(1)	On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. from 22.2% to 11.1% and ceased equity accounting for this investment.

The following changes have occurred in the investments in associates balances for the years ended December 31:

	2011	2010
Balance – January 1	707.9	423.7
Share of profit	1.8	46.0
Dividends received	(46.2)	(21.5)
Acquisitions	300.7	426.3
Divestitures	(27.0)	(187.5)
Foreign exchange effect and other	(12.9)	20.9

Balance – December 31	924.3	707.9

The company’s strategic investment of $87.9 at December 31, 2011 ($68.7 at December 31, 2010) in 15.0% of Alltrust Insurance Company of China Ltd. is classified as at FVTPL within common stocks on the consolidated balance sheets.

7.	Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	December 31, 2011				December 31, 2010				January 1, 2010
		Notional amount	Fair value			Notional amount	Fair value			Notional amount	Fair value
	Cost		Assets	Liabilities	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	5,517.6	25.8	59.6	–	5,463.3	10.3	133.7	–	1,582.7	9.2	–
Equity total return swaps – short positions	–	1,617.6	68.8	47.7	–	624.5	18.0	28.3	–	232.2	–	1.2
Equity total return swaps – long positions	–	1,363.5	2.4	49.2	–	1,244.3	0.7	8.3	–	214.6	8.7	7.7
Equity call options	–	–	–	–	–	–	–	–	46.2	79.3	46.0	–
Warrants	11.7	44.6	15.9	–	21.6	158.8	171.1	–	10.1	127.5	71.6	–
Credit derivatives:
Credit default swaps	66.8	3,059.6	49.8	–	70.8	3,499.3	67.2	–	114.8	5,926.2	71.6	–
Warrants	24.3	340.2	50.0	–	16.6	340.2	6.5	–	15.8	340.2	2.8	–
CPI-linked derivative contracts	421.1	46,518.0	208.2	–	302.3	34,182.3	328.6	–	8.8	1,490.7	8.2	–
Foreign exchange forward contracts	–	–	32.9	8.2	–	–	–	25.5	–	–	1.6	48.0
Other derivative contracts	–	–	1.3	5.5	–	–	–	21.1	–	–	5.5	0.3

Total			455.1	170.2			602.4	216.9			225.2	57.2

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s equities and equity-related securities. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. During 2011, the company increased the net original notional amount of its short equity and equity index total return swaps by $1,332.7. At December 31, 2011, equity hedges represented 104.6% of the company’s equity and equity-related holdings (80.2% at December 31, 2010). The excess of the equity hedges over the company’s equity and equity-related holdings at December 31, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected some non-correlated performance of the company’s equity and equity-related holdings in 2011 relative to the performance of the economic equity hedges used to protect those holdings. The company’s exposure to basis risk is discussed further in note 24. The company’s objective is that the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk. During 2011, the company received net cash of $293.2 (2010 – paid net cash of $797.0) in connection with the reset provisions of its short equity and equity index total return swaps. During 2011, the company paid net cash of $22.6 (2010 – received net cash of $91.9) to counterparties in connection with the reset provisions of the company’s long equity total return swaps.

	December 31, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at December 31, 2011, the company had entered into long equity total return swaps on individual equity securities for investment purposes with an original notional amount of $1,280.0 ($1,114.3 at December 31, 2010).

At December 31, 2011, the fair value of the collateral deposited for the benefit of derivative counterparties included in assets pledged for short sale and derivative obligations was $1,135.3 ($847.0 at December 31, 2010), comprised of collateral of $962.6 ($733.2 at December 31, 2010) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net collateral of $172.7 ($113.8 at December 31, 2010) securing amounts owed to counterparties to the company’s derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies. At December 31, 2011, the warrants have expiration dates ranging from 2 years to 5 years (2 years to 4 years at December 31, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Credit contracts

Since 2003, the company’s investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets. At December 31, 2011, the company’s remaining credit default swaps have a weighted average life of 1.3 years (2.4 years at December 31, 2010) and a notional amount and fair value of $3,059.6 ($3,499.3 at December 31, 2010) and $49.8 ($67.2 at December 31, 2010) respectively.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. At December 31, 2011, the warrants have expiration dates averaging 35.1 years (35.8 years at December 31, 2010).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2011, these contracts have a remaining weighted average life of 8.6 years (9.4 years at December 31, 2010) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	December 31, 2011			December 31, 2010
	Notional Amount			Notional Amount
Underlying CPI Index	Original currency	U.S. dol lars	Weighted average strike price	Original currency	U.S. dollars	Weighted average strike price
United States	18,175.0	18,175.0	216.95	16,250.0	16,250.0	216.58
United Kingdom	550.0	854.8	216.01	550.0	861.1	216.01
European Union	20,425.0	26,514.6	109.74	12,725.0	17,071.2	108.83
France	750.0	973.6	120.09	–	–	–

		46,518.0			34,182.3

During 2011, the company purchased $13,596.7 (2010 – $32,670.2) notional amount of CPI-linked derivative contracts at a cost of $122.6 (2010 – $291.4) and recorded net mark-to-market losses of $233.9 (2010 – mark-to-market gains of $28.1) on positions remaining open at the end of the year.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the Euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2011 consisted of cash of $50.5 ($26.1 at December 31, 2010) and government securities of $156.8 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2011. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 24.

Hedge of net investment in Northbridge

The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,114.6 (principal amount of Cdn$675.0 with a fair value of $736.2 at December 31, 2010) as a hedge of its net investment in Northbridge for financial reporting purposes. In 2011, the company recognized pre-tax gains of $33.2 (2010 – pre-tax losses of $28.2) related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross			Ceded			Net
	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
Provision for unearned premiums	2,487.3	2,120.9	1,913.9	388.1	279.8	252.2	2,099.2	1,841.1	1,661.7
Provision for losses and loss adjustment expenses	17,232.2	16,049.3	14,504.7	3,496.8	3,229.9	3,056.1	13,735.4	12,819.4	11,448.6

Total insurance contract liabilities	19,719.5	18,170.2	16,418.6	3,884.9	3,509.7	3,308.3	15,834.6	14,660.5	13,110.3

Current	6,579.3	5,884.9	5,269.6	1,979.2	1,756.8	1,650.9	4,600.1	4,128.1	3,618.7
Non-current	13,140.2	12,285.3	11,149.0	1,905.7	1,752.9	1,657.4	11,234.5	10,532.4	9,491.6

	19,719.5	18,170.2	16,418.6	3,884.9	3,509.7	3,308.3	15,834.6	14,660.5	13,110.3

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums for the years ended December 31:

	2011	2010
Provision for unearned premiums – January 1	2,120.9	1,913.9
Gross premiums written	6,743.5	5,362.9
Less: premiums earned	(6,541.4)	(5,510.4)
Acquisitions of subsidiaries	206.9	279.4
Foreign exchange effect and other	(42.6)	75.1

Provision for unearned premiums – December 31	2,487.3	2,120.9

Provision for losses and loss adjustment expenses

The following changes have occurred in the provision for losses and loss adjustment expenses for the years ended December 31:

	2011	2010
Provision for losses and loss adjustment expenses – January 1	16,049.3	14,504.7
Foreign exchange effect and other	(161.2)	198.4
(Decrease) increase in estimated losses and expenses for claims occurring in the prior years	(52.7)	(38.6)
Losses and expense for claims occurring in the current year	5,594.1	4,276.6
Paid on claims occurring during:
the current year	(1,427.5)	(1,102.5)
the prior years	(3,539.1)	(3,354.3)
Acquisitions of subsidiaries	769.3	1,565.0

Provision for losses and loss adjustment expenses – December 31	17,232.2	16,049.3

Provision for losses and loss adjustment expenses include CTR life reserves at December 31, 2011 of $24.2 ($25.3 at December 31, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Assumptions

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates ranging from 3.5% to 5.0%.

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for claims and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar years’ provision for claims and loss adjustment expenses as at December 31, 2011.

	Calendar year
	2007	2008	2009	2010	2011
Provision for claims and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2
Less: CTR Life	21.5	34.9	27.6	25.3	24.2

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0

Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9
Two years later	5,130.8	5,336.4	5,307.6
Three years later	6,784.9	7,070.7
Four years later	8,124.6

Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8
Two years later	14,493.8	14,844.4	14,726.6
Three years later	14,579.9	14,912.4
Four years later	14,679.5

Favourable (unfavourable) development	142.2	(480.1)	(249.4)	130.2

Gross favourable development of prior years’ reserves in 2011 of $130.2 was as a result of favourable development of $69.3 related to subsidiaries which were owned throughout 2011 and also included the favourable effect of foreign currency translation on prior years’ reserves of $60.9. The loss reserve development table above reflects subsidiaries purchased during the year as though they were acquired on December 31 of the year in which they were acquired whereas losses on claims, gross in the consolidated income statements includes loss reserve development of newly acquired subsidiaries from their date of acquisition. Accordingly, the difference in 2011 between favourable development of $52.7 recorded in losses on claims, net in the consolidated income statement and favourable development of $69.3 reflected in the loss reserve development table above relates to $16.6 of unfavourable development on the prior years’ reserves of subsidiaries acquired in 2011. The gross unfavourable development of prior years’ reserves of $249.4 and $480.1 was primarily as a result of the unfavourable effect of foreign currency translation of prior accident years’ reserves of subsidiaries with functional currencies other than the U.S. dollar ($93.2 and $450.1 respectively). The gross favourable development of prior years’ reserves of $142.2 was also affected by foreign currency translation in a similar manner except that effect was favourable ($139.9). The company’s exposure to foreign currency risk and the manner in which the company manages foreign currency risk is discussed further in note 24.

Development of losses and loss adjustment expenses for asbestos and pollution

A number of the company’s subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company’s provision for losses and loss adjustment expenses related to asbestos and pollution exposure on a gross and net basis for the years ended December 31:

	2011		2010
	Gross	Net	Gross	Net
Asbestos
Balance – beginning of year	1,357.6	934.9	1,369.1	953.4
Loss and loss adjustment expenses incurred	73.8	49.3	141.4	75.7
Losses and loss adjustment expenses paid	(123.9)	(80.9)	(159.5)	(100.8)
Insurance subsidiaries acquired during the year(1)	–	–	6.6	6.6

Balance – end of year	1,307.5	903.3	1,357.6	934.9

Pollution
Balance – beginning of year	276.3	180.1	342.0	202.4
Loss and loss adjustment expenses incurred	(26.1)	(2.2)	(23.9)	(9.5)
Losses and loss adjustment expenses paid	(67.1)	(31.0)	(43.8)	(14.8)
Insurance subsidiaries acquired during the year(1)	–	–	2.0	2.0

Balance – end of year	183.1	146.9	276.3	180.1

(1)	Zenith National in 2010.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	19,902.0	19,719.5	17,739.6	18,170.2	15,873.9	16,418.6
Ceded reinsurance contracts	3,775.4	3,884.9	3,253.9	3,509.7	3,042.5	3,308.3

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers’ share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting, except for workers’ compensation lines of business as described above. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2011		December 31, 2010
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	19,314.8	3,660.4	17,194.0	3,153.2
100 basis point decline	20,542.8	3,900.7	18,334.5	3,364.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities is comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Reinsurers’ share of unearned premiums	388.1	279.8	252.2
Reinsurers’ share of provision for losses and loss adjustment expenses	4,105.5	3,826.1	3,675.6
Provision for uncollectible reinsurance	(295.5)	(348.9)	(356.7)

	4,198.1	3,757.0	3,571.1

Current	2,251.8	1,970.2	1,877.9
Non-current	1,946.3	1,786.8	1,693.2

	4,198.1	3,757.0	3,571.1

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. As a result of the number of significant catastrophic events in the past several years the price for catastrophe reinsurance has increased, and if another major loss were to occur the cost of reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 24 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectability. The provision for uncollectible reinsurance at December 31, 2011 was $295.5 ($348.9 at December 31, 2010).

Changes in the reinsurers’ share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the years ended December 31 were as follows:

	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	944.4	(944.4)	–	–	–
Reinsurance recoveries received	(902.7)	–	–	–	(902.7)
Reinsurers’ share of losses or premiums earned	–	911.9	(1,121.4)	–	(209.5)
Premiums ceded to reinsurers	–	–	1,143.4	–	1,143.4
Change in provision, recovery or write-off of impaired balances	(25.6)	(5.8)	–	52.7	21.3
Acquisitions of subsidiaries and reinsurance-to-close transactions	29.8	290.6	95.3	–	415.7
Foreign exchange effect and other	(3.0)	(15.8)	(9.0)	0.7	(27.1)

Balance – December 31, 2011	500.9	3,604.6	388.1	(295.5)	4,198.1

	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2010	486.1	3,189.5	252.2	(356.7)	3,571.1
Reinsurers’ share of losses paid to insureds	886.7	(886.7)	–	–	–
Reinsurance recoveries received	(917.2)	–	–	–	(917.2)
Reinsurers’ share of losses or premiums earned	–	854.6	(914.4)	–	(59.8)
Premiums ceded to reinsurers	–	–	904.6	–	904.6
Change in provision, recovery or write-off of impaired balances	(23.1)	(10.4)	–	8.3	(25.2)
Acquisitions of subsidiaries	13.8	210.7	9.4	–	233.9
Foreign exchange effect and other	11.7	10.4	28.0	(0.5)	49.6

Balance – December 31, 2010	458.0	3,368.1	279.8	(348.9)	3,757.0

Reinsurers’ share of provision for losses and loss adjustment expenses at December 31, 2011 includes $313.2 ($247.2 at December 31, 2010) of paid losses net of provisions.

Included in commissions, net is commission income from reinsurance contracts of $226.1 (2010 – $166.9) for the year ended December 31, 2011.

10.	Insurance Contract Receivables

Insurance contract receivables are comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Insurance premiums receivable	1,113.3	866.6	753.9
Reinsurance premiums receivable	428.4	388.7	435.9
Funds withheld receivable	195.3	209.9	187.5
Other	32.1	40.5	27.2
Provision for doubtful balances	(33.7)	(29.1)	(27.7)

	1,735.4	1,476.6	1,376.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following changes have occurred in the insurance premiums receivable balance for the years ended December 31:

	2011	2010
Balance – January 1	866.6	753.9
Gross premiums written	4,588.7	3,507.9
Premiums collected	(4,088.4)	(3,511.7)
Impairments	(0.7)	(2.6)
Amounts due to brokers and agents	(289.2)	(121.2)
Acquisitions of subsidiaries	54.2	219.6
Foreign exchange effect and other	(17.9)	20.7

Balance – December 31	1,113.3	866.6

The following changes have occurred in the reinsurance premiums receivable balance for the years ended December 31:

	2011	2010
Balance – January 1	388.7	435.9
Gross premiums written	2,154.8	1,855.0
Premiums collected	(1,706.5)	(1,538.5)
Amounts due to brokers and agents	(403.4)	(357.7)
Acquisitions of subsidiaries	3.3	0.5
Foreign exchange effect and other	(8.5)	(6.5)

Balance – December 31	428.4	388.7

11.	Deferred Premium Acquisition Costs

The following changes have occurred in the deferred premium acquisition costs for the years ended December 31:

	2011	2010
Balance – January 1	357.0	372.0
Acquisition costs deferred	1,147.2	929.2
Amortization of deferred costs	(1,109.5)	(959.6)
Acquisitions of subsidiaries	26.1	8.1
Foreign exchange effect and other	(4.9)	7.3

Balance – December 31	415.9	357.0

12.	Goodwill and Intangible Assets

Goodwill and intangible assets are compromised as follows:

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2011	572.1	256.6	60.4	2.9	47.0	10.1	949.1
Additions	129.1	34.6	19.7	–	13.0	7.7	204.1
Disposals	–	–	–	–	–	–	–
Amortization of intangible assets	–	(18.2)	(11.5)	(0.3)	–	–	(30.0)
Foreign exchange effect	(4.9)	(1.9)	(0.8)	–	(0.4)	–	(8.0)

Balance – December 31, 2011	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2

Gross carrying amount	699.9	306.3	135.8	7.8	59.6	17.8	1,227.2
Accumulated amortization	–	(35.2)	(59.4)	(5.2)	–	–	(99.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2010	249.3	115.6	34.2	3.6	26.0	10.1	438.8
Additions	317.6	147.5	33.4	–	20.2	–	518.7
Disposals	–	–	–	(0.2)	–	–	(0.2)
Amortization of intangible assets	–	(11.1)	(8.4)	(0.5)	–	–	(20.0)
Foreign exchange effect	5.2	4.6	1.2	–	0.8	–	11.8

Balance – December 31, 2010	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Gross carrying amount	575.7	274.1	117.4	7.8	47.0	10.1	1,032.1
Accumulated amortization	–	(17.5)	(48.4)	(4.9)	–	–	(70.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Goodwill and intangible assets are allocated to the respective cash-generating units (“CGUs”) as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Zenith National	317.6	162.8	480.4	317.6	170.7	488.3	–	–	–
Northbridge	107.1	115.4	222.5	109.8	123.9	233.7	104.0	115.8	219.8
OdysseyRe	104.2	54.0	158.2	104.2	51.8	156.0	104.2	48.2	152.4
Crum & Forster	87.5	67.8	155.3	7.3	15.5	22.8	7.3	13.6	20.9
All other	79.9	18.9	98.8	33.2	15.1	48.3	33.8	11.9	45.7

	696.3	418.9	1,115.2	572.1	377.0	949.1	249.3	189.5	438.8

At December 31, 2011, consolidated goodwill of $696.3 and intangible assets of $418.9 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisitions of First Mercury, Pacific Insurance and Sporting Life during 2011, the acquisition of Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2011 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of a CGU is determined based on the higher of value in use and fair value less costs to sell calculations. The recoverable amount of each CGU was based on fair value less cost to sell, using a discounted cash flow model. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the insurance business in which each CGU operates.

A number of other assumptions and estimates were involved in the application of discounted cash flow models to forecast operating cash flows, premium volumes, expenses and working capital requirements. Forecasts of future cash flows are based on the best estimates of future premiums, operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management. The cash flow forecasts are adjusted by applying appropriate discount rates within a range of 9.5% to 11.0%. The weighted average growth rate used to extrapolate cash flows beyond five years was 2.5%. A reasonably possible change in any key assumption is not expected to cause the carrying value of any CGU to exceed its recoverable amount.

FAIRFAX FINANCIAL HOLDINGS LIMITED

13.	Other Assets

Other assets are comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Premises and equipment	210.8	184.8	155.9
Accrued interest and dividends	166.6	187.3	172.3
Income taxes refundable	85.2	217.2	50.4
Receivables for securities sold but not yet settled	17.3	13.2	43.5
Pension assets	20.1	34.9	–
Other reporting segment receivables	35.4	34.8	35.4
Other reporting segment inventories	89.3	47.1	49.8
Prepaid expenses	34.9	30.2	22.7
Other	161.8	151.5	241.6

	821.4	901.0	771.6

Current	481.8	529.8	374.1
Non-current	339.6	371.2	397.5

	821.4	901.0	771.6

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Payable to reinsurers	409.8	359.1	290.7
Pension and post retirement liabilities	154.1	139.4	138.9
Salaries and employee benefit liabilities	209.8	185.2	187.5
Ceded deferred premium acquisition costs	79.0	47.4	63.7
Accrued legal and professional fees	39.4	39.4	46.0
Accounts payable for securities purchased but not yet settled	23.5	45.4	39.0
Amounts withheld and accrued taxes	64.7	57.9	52.0
Accrued interest expense	35.8	36.4	34.0
Amounts payable to agents and brokers	41.2	38.0	44.6
Accrued commissions	55.2	42.8	40.0
Accrued premium taxes	66.1	56.8	39.5
Other reporting segment payables	63.7	40.4	37.8
Other	413.9	174.9	277.1

	1,656.2	1,263.1	1,290.8

Current	1,008.8	646.0	755.1
Non-current	647.4	617.1	535.7

	1,656.2	1,263.1	1,290.8

15.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	December 31, 2011			December 31, 2010
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness consists of the following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate	–	–	–	1.0	0.9	0.9
U.S. $20.0 at floating rate	1.0	1.0	1.0	1.3	1.3	1.3

	1.0	1.0	1.0	2.3	2.2	2.2

Long term debt consists of the following balances:
Fairfax unsecured notes:
7.75% due April 15, 2012(1)	86.3	86.1	87.4	157.3	156.1	165.2
8.25% due October 1, 2015(3)	82.4	82.2	89.4	82.4	82.2	89.0
7.75% due June 15, 2017(1)(4)	48.4	46.4	52.5	275.6	261.7	289.4
7.375% due April 15, 2018(3)	144.2	143.9	154.3	144.2	143.8	151.4
7.50% due August 19, 2019 (Cdn$400.0)(5)	392.8	389.2	427.7	402.6	398.5	441.1
7.25% due June 22, 2020 (Cdn$275.0)(2)	270.1	268.0	289.7	276.8	274.4	295.1
5.80% due May 15, 2021(1)	500.0	494.3	467.5	–	–	–
6.40% due May 25, 2021 (Cdn$400.0)(1)	392.8	389.0	397.2	–	–	–
8.30% due April 15, 2026(3)	91.8	91.4	90.9	91.8	91.4	91.8
7.75% due July 15, 2037(3)	91.3	90.1	83.6	91.3	90.0	91.1
TIG Note(2)	201.4	152.7	152.7	201.4	143.8	143.8
Trust preferred securities of subsidiaries(12)	9.1	9.1	8.1	9.1	9.1	7.0
Purchase consideration payable(11)	152.2	152.2	152.2	158.6	158.6	158.6

Long term debt – holding company borrowings	2,462.8	2,394.6	2,453.2	1,891.1	1,809.6	1,923.5

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(1)(2)(6)	182.9	181.7	200.2	218.8	216.4	239.9
6.875% due May 1, 2015(2)(7)	125.0	123.7	131.3	125.0	123.3	134.4
Series A, floating rate due March 15, 2021(8)	50.0	49.8	42.2	50.0	49.8	47.3
Series B, floating rate due March 15, 2016(8)	50.0	49.8	47.5	50.0	49.7	48.7
Series C, floating rate due December 15, 2021(9)	40.0	39.8	34.3	40.0	39.8	38.7
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017(1)(2)(10)	6.2	5.6	6.5	330.0	306.4	346.5
First Mercury trust preferred securities:
Trust III, floating rate due December 14, 2036(1)	25.8	25.8	25.8	–	–	–
Trust IV, 8.25% through December 15, 2012, floating rate thereafter, due September 26, 2037(1)	15.6	15.6	15.6	–	–	–
Zenith National redeemable debentures:
8.55% due August 1, 2028(2)	38.4	38.0	38.0	38.4	38.0	38.0
Advent subordinated notes:
floating rate due June 3, 2035	34.0	33.0	28.1	34.0	33.0	32.2
€12.0 million, floating rate due June 3, 2035	15.6	15.1	12.9	16.0	15.5	15.1
Advent unsecured senior notes:
floating rate due January 15, 2026	26.0	25.1	26.0	26.0	25.1	26.1
floating rate due December 15, 2026	20.0	19.4	19.3	20.0	19.4	20.1
Ridley economic development loan at 1% due August 10, 2019	0.6	0.5	0.5	0.7	0.6	0.6
MFXchange, equipment loans at 7.3% due April 1, 2011	–	–	–	0.3	0.3	0.3

Long term debt – subsidiary company borrowings	630.1	622.9	628.2	949.2	917.3	987.9

	3,092.9	3,017.5	3,081.4	2,840.3	2,726.9	2,911.4

(a)	Principal net of unamortized issue costs and discounts.

(b)	Based principally on market prices, where available, or discounted cash flow models.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Current and non-current portions of long term debt principal are comprised as follows:

	December 31, 2011	December 31, 2010
Current	90.6	7.1
Non-current	3,002.3	2,833.2

	3,092.9	2,840.3

(1)	During 2011, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	First Mercury

The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 23. At the acquisition date, the company’s consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt. These securities are redeemable at First Mercury’s option at 100% of the principal amount together with accrued and unpaid interest on any interest payment date on or after the redemption dates as set out in the table below. First Mercury fully and unconditionally guarantees the distributions and redemptions of these trust preferred securities.

Issuer	Issue date	Interest	Redemption date
First Mercury Capital Trust I	April 29, 2004	Payable quarterly at three month LIBOR plus 3.75%	On or after April 29, 2009
First Mercury Capital Trust II	May 24, 2004	Payable quarterly at three month LIBOR plus 4.00%	On or after May 24, 2009
First Mercury Capital Trust III	December 14, 2006	Payable quarterly at three month LIBOR plus 3.00%	On or after December 14, 2011
First Mercury Capital Trust IV	September 26, 2007	Payable quarterly at 8.25% fixed through December 15, 2012; three month LIBOR plus 3.30% thereafter	On or after December 15, 2012

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

On May 27, 2011, First Mercury repurchased for cash $5.0 principal amount of its outstanding Trust IV trust preferred securities due September 2037 for cash consideration of $4.9.

(b)	Debt and Tender Offerings

On May 9, 2011, the company completed a private placement debt offering of $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021 at an issue price of $99.646 for net proceeds after discount, commissions and expenses of $493.9. Commissions and expenses of $4.3 were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, together, in each case, with accrued interest thereon to the date of redemption.

On May 25, 2011, the company completed a public debt offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due May 25, 2021 at an issue price of $99.592 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0). Commissions and expenses of $2.4 (Cdn$2.4) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to May 25, 2021 and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Pursuant to the tender offer as amended on May 20, 2011 (the “Amended Tender Offer”), the net proceeds of the debt offerings described above were used to purchase for cash the following debt during May and June of 2011:

	Principal amount	Cash consideration
Fairfax unsecured senior notes due 2012 (“Fairfax 2012 notes”)	71.0	75.6
Fairfax unsecured senior notes due 2017 (“Fairfax 2017 notes”)	227.2	252.9
Crum & Foster unsecured senior notes due 2017	323.8	357.8
OdysseyRe unsecured senior notes due 2013 (“OdysseyRe 2013 notes”)	35.9	40.8

Total	657.9	727.1

Unsecured senior notes repurchased in connection with the Amended Tender Offer were accounted for as an extinguishment of debt. Accordingly, other expenses during 2011 included a charge of $104.2 recognized on the repurchase of long term debt (including the release of $35.0 of unamortized issue costs and discounts and other transaction costs incurred in connection with the Amended Tender Offer). The principal amount of $657.9 in the table above is net of $7.0, $23.3 and $6.2 aggregate principal amounts of Fairfax 2017, Fairfax 2012, and OdysseyRe 2013 notes respectively, which were owned in Zenith National’s investment portfolio prior to being acquired by Fairfax and tendered to the Amended Tender Offer by Zenith National. Similarly, the $727.1 of cash consideration in the table above is net of $39.7 of total consideration paid to Zenith National in connection with the Amended Tender Offer. The notes tendered by Zenith National were eliminated within Fairfax’s consolidated financial reporting since the acquisition date of Zenith National.

(2)	During 2010, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)

During 2010, holders of OdysseyRe’s 7.65% senior notes due 2013 and 6.875% senior notes due 2015 and Crum & Forster’s 7.75% senior notes due 2017 provided their consent to amend the indentures governing those senior notes to allow OdysseyRe and Crum & Forster to make available to senior note holders certain specified financial information and financial statements in lieu of the reports OdysseyRe and Crum & Forster previously filed with the Securities and Exchange Commission (“SEC”). In exchange for their consent to amend the indentures, OdysseyRe and Crum & Forster paid cash participation payments of $2.7 and $3.3 respectively to the senior note holders which were recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings. Transaction costs of $1.2, comprised of legal and agency fees incurred in connection with the consent solicitations, were recognized as an expense in the consolidated statements of earnings.

(b)

On August 17, 2010, in connection with the acquisition of GFIC as described in note 23, TIG issued a non-interest bearing contingent promissory note with an acquisition date fair value of $140.6. The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Amortization of the discount on the TIG Note is recognized as interest expense in the consolidated statement of earnings.

(c)

On June 22, 2010, the company completed a public debt offering of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020, issued at par for net proceeds after commissions and expenses of $267.1 (Cdn$272.5). Commissions and expenses of $2.5 (Cdn$2.5) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to June 22, 2020 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

(d)

Effective May 20, 2010, the company consolidated the assets and liabilities of Zenith National, pursuant to the transaction described in note 23. As a result, the carrying value of $38.0 of redeemable securities issued by a statutory business trust subsidiary of Zenith National, was included in long term debt. These securities mature on August 1, 2028, pay semi-annual cumulative cash distributions at an annual rate of 8.55% of the $1,000

FAIRFAX FINANCIAL HOLDINGS LIMITED

liquidation amount per security and are redeemable at Zenith National’s option at any time prior to their stated maturity date at a redemption price of 100% plus the excess of the then present value of the remaining scheduled payments of principal and interest over 100% of the principal amount together with the accrued and unpaid interest. Zenith National fully and unconditionally guarantees the distributions and redemptions of these redeemable securities. On May 26, 2010, holders of the redeemable securities provided their consent to amend the indenture governing these securities to allow Zenith National to make available to the security holders certain specified financial information and financial statements in lieu of the reports Zenith National previously filed with the SEC.

The acquisition of Zenith National resulted in the consolidation of aggregate principal amount of $38.7 and $6.3 of debt securities issued by Fairfax and OdysseyRe respectively, which were recorded in Zenith National’s investment portfolio as at FVTPL on the acquisition date. Accordingly, the $47.5 fair value of these debt securities was eliminated against long term debt. As a result, the carrying value of long term debt – holding company borrowings and long term debt – subsidiary company borrowings decreased by $38.0 and $6.3 respectively and the company recorded a pre-tax loss of $3.2 in net gains (losses) on investments in the consolidated statement of earnings.

On September 17, 2010, Zenith National purchased $7.0 principal amount of its redeemable debentures due 2028 for cash consideration of $7.0. On June 9, 2010, Zenith National purchased $13.0 principal amount of its redeemable debentures due 2028 for cash consideration of $13.0.

(3)

During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2011 is $26.6 ($28.5 at December 31, 2010).

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond, respectively.

(5)

Redeemable at Fairfax’s option, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par.

(6)

Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(7)

Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(8)

The Series A and Series B notes are callable by OdysseyRe on any interest payment date on or after March 15, 2011 and March 15, 2009 respectively, at their par value plus accrued and unpaid interest. The interest rate on each series of debenture is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(9)

The Series C notes are due in 2021 and are callable by OdysseyRe on any interest payment date on or after December 15, 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.50% and is reset after every payment date.

(10)	Redeemable at Crum & Forster’s option at any time beginning May 1, 2012 at specified redemption prices.

(11)

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

(12)

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027.

Consolidated interest expense on long term debt amounted to $213.9 (2010 – $195.3). Interest expense on Ridley’s indebtedness amounted to $0.1 (2010 – $0.2).

Principal repayments on long term debt-holding company borrowings and long term debt-subsidiary company borrowings are due as follows:

2012	90.6
2013	187.4
2014	5.0
2015	212.8
2016	257.4
Thereafter	2,339.7

Credit facilities

On January 31, 2012, Ridley entered into a three-year revolving credit agreement replacing its recently expired credit facility. Ridley may borrow the lesser of $50.0 or a calculated amount based on the level of eligible trade accounts receivable and inventory. The credit agreement is secured by first-ranking general security agreements covering substantially all of Ridley’s assets.

On November 10, 2010, Fairfax entered into a three year $300.0 unsecured revolving credit facility (the “credit facility”) with a syndicate of lenders to enhance its financial flexibility. On December 16, 2011, Fairfax extended the term of the credit facility until December 31, 2015. As of December 31, 2011, no amounts had been drawn on the credit facility. In accordance with the terms of the credit facility agreement, Northbridge terminated its five-year unsecured revolving credit facility with a Canadian chartered bank on November 10, 2010.

As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at February 24, 2010, the size of this credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0. Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. As at December 31, 2011, there was $34.3 utilized under this credit facility, all of which was in support of letters of credit.

16.	Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2011 included 1,548,000 multiple voting shares and 19,865,689 (19,891,389 at December 31, 2010) subordinate voting shares without par value (inclusive of subordinate voting shares held in treasury). The multiple voting shares are not publicly traded.

Common Stock

The number of shares outstanding was as follows:

	2011	2010
Subordinate voting shares – January 1	19,706,477	19,240,100
Issuances during the year	–	563,381
Purchases for cancellation	(25,700)	(43,900)
Net treasury shares reissued (acquired)	(53,751)	(53,104)

Subordinate voting shares – December 31	19,627,026	19,706,477
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	20,375,796	20,455,247

FAIRFAX FINANCIAL HOLDINGS LIMITED

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	10,000,000	–	–	–	10,000,000
Issuances during 2010	–	8,000,000	10,000,000	12,000,000	30,000,000

Balance – December 31, 2010 and 2011	10,000,000	8,000,000	10,000,000	12,000,000	40,000,000

The carrying value of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	227.2	–	–	–	227.2
Issuances during 2010	–	183.1	235.9	288.5	707.5

Balance – December 31, 2010 and 2011	227.2	183.1	235.9	288.5	934.7

The terms of the company’s cumulative five-year rate reset preferred shares are as follows:

	Initial redemption date	Number of shares issued	Stated capital		Liquidation preference per share		Fixed dividend rate per annum
Series C(1)	December 31, 2014	10,000,000	Cdn $	250.0	Cdn $	25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $	200.0	Cdn $	25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $	250.0	Cdn $	25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $	300.0	Cdn $	25.00	5.00%

(1)

Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)

Series E, Series G and Series I preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G and Series I preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015) and Series J (on December 31, 2015) respectively and on each subsequent five-year anniversary date. The Series F, Series H and Series J preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015 and December 31, 2015 or any subsequent five-year anniversary plus 2.16%, 2.56% and 2.85% respectively.

Capital transactions

Year ended December 31, 2010

On October 5, 2010, the company issued 12,000,000 cumulative five-year rate reset preferred shares, Series I for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $286.0 (Cdn$290.8). Commissions and expenses of $9.0 were charged to preferred stock and recorded net of $2.5 of deferred income tax recovery.

On July 28, 2010, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series G for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $233.8 (Cdn$242.2). Commissions and expenses of $7.6 were charged to preferred stock and recorded net of $2.1 of deferred income tax recovery.

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $181.4 (Cdn$193.5). Commissions and expenses of $6.2 were charged to preferred stock and recorded net of $1.7 of deferred income tax recovery.

Repurchase of Shares

During 2011, under the terms of normal course issuer bids, the company repurchased for cancellation 25,700 (2010 – 43,900) subordinate voting shares for a net cost of $10.0 (2010 – $16.8), of which $5.8 (2010 – $9.7) was charged to retained earnings. The company also acquires its own subordinate voting shares on the open market for its share-based payment awards. The number of shares reserved in treasury at December 31, 2011 was 238,663 (184,912 at December 31, 2010).

Dividends

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares during the most recent three years were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8
January 5, 2011	January 19, 2011	January 26, 2011	$10.00	$205.9
January 5, 2010	January 19, 2010	January 26, 2010	$10.00	$200.8

Accumulated other comprehensive income (loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2011			December 31, 2010
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	7.2	(1.9)	5.3	15.5	(2.7)	12.8
Currency translation account	101.9	(20.4)	81.5	100.0	(11.4)	88.6

	109.1	(22.3)	86.8	115.5	(14.1)	101.4

Non-controlling interests

Year ended December 31, 2011

On December 22, 2011, the company acquired 75.0% of the outstanding common shares of Sporting Life and recorded $2.3 (Cdn$2.3) of non-controlling interests related to the 25.0% proportionate share of the identifiable net assets of Sporting Life which were acquired, pursuant to the transaction described in note 23.

Year ended December 31, 2010

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. These transactions decreased non-controlling interests by $68.5 and a pre-tax loss of $2.1 was recognized in other expenses in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.	Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	2011	2010
Net earnings attributable to shareholders of Fairfax	45.1	335.8
Preferred share dividends	(51.5)	(31.4)

Net earnings (loss) attributable to common shareholders – basic and diluted	(6.4)	304.4

Weighted average common shares outstanding – basic	20,405,427	20,436,346
Restricted share awards	–	98,226

Weighted average common shares outstanding – diluted	20,405,427	20,534,572

Net earnings (loss) per common share – basic	$(0.31)	$14.90
Net earnings (loss) per common share – diluted	$(0.31)	$14.82

Options to purchase treasury stock acquired of 175,299 were not included in the calculation of net loss per diluted common share in 2011, as the inclusion of the options would be anti-dilutive.

18.	Income Taxes

The company’s provision for income taxes for the years ended December 31 is as follows:

	2011	2010
Current income tax:
Current year expense	63.1	44.6
Adjustments to prior years’ income taxes	8.5	(28.0)

	71.6	16.6

Deferred income tax:
Origination and reversal of temporary differences	(123.3)	(217.5)
Adjustments to prior years’ deferred income taxes	(6.4)	17.6
Other	1.6	(3.6)

	(128.1)	(203.5)

Recovery of income taxes	(56.5)	(186.9)

A reconciliation of income tax calculated at the Canadian statutory tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the years ended December 31 is summarized in the following table:

	2011	2010
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(2.4)	46.8
Non-taxable investment income	(79.7)	(95.8)
Tax rate differential on income and losses incurred outside Canada	22.6	(99.3)
Withholding tax	–	35.6
Foreign exchange	5.8	2.5
Change in tax rate for deferred income taxes	4.8	(12.6)
Provision (recovery) relating to prior years	2.5	(1.7)
Change in unrecorded tax benefit of losses	(24.3)	(34.5)
Other including permanent differences	14.2	(27.9)

Recovery of income taxes	(56.5)	(186.9)

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s statutory income tax rate.

The $186.9 recovery of income taxes in 2010 differed from the income tax provision that would be determined by applying the company’s Canadian statutory income tax rate of 31.0% to the earnings before income taxes of $151.1 primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses and the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable ($28.5 included in other including permanent differences), partially offset by withholding taxes paid on an intercompany dividend from the U.S. to Canada.

Income taxes refundable and payable are as follows:

	December 31, 2011	December 31, 2010
Income taxes refundable	85.2	217.2
Income taxes payable	(21.4)	(31.7)

Net income taxes refundable	63.8	185.5

The following changes have occurred in net income taxes refundable (payable) during the years ended December 31:

	2011	2010
Balance – January 1	185.5	(27.2)
Amounts recorded in the consolidated statements of earnings	(71.6)	(16.6)
Payments made (refunds received) during the period	(82.4)	218.7
Acquisition of subsidiaries (note 23)	25.2	5.8
Foreign exchange effect and other	7.1	4.8

Balance – December 31	63.8	185.5

The following is the gross movement in the net deferred income tax asset during the years ended December 31:

	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2011	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5
Amounts recorded in the consolidated statements of earnings	61.1	8.1	10.3	(9.9)	0.7	52.2	17.8	(12.2)	128.1
Amounts recorded in total equity	–	–	–	–	–	(8.2)	–	9.0	0.8
Acquisition of subsidiary (note 23)	6.1	18.2	6.4	(4.2)	(19.3)	1.4	–	0.8	9.4
Foreign exchange effect and other	1.1	(0.4)	(0.1)	1.5	0.5	(4.5)	–	1.3	(0.6)

Balance – December 31, 2011	122.6	354.5	79.6	(64.9)	(123.4)	1.2	163.3	95.3	628.2

	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2010	42.8	298.6	58.2	(50.0)	(53.2)	(65.9)	51.5	17.5	299.5
Amounts recorded in the consolidated statements of earnings	10.6	(46.4)	(4.6)	0.2	8.0	65.9	94.0	75.8	203.5
Amounts recorded in total equity	–	–	–	–	–	(14.1)	–	1.2	(12.9)
Acquisition of subsidiary (note 23)	–	74.3	9.4	(2.8)	(58.7)	(27.6)	–	3.4	(2.0)
Foreign exchange effect and other	0.9	2.1	–	0.3	(1.4)	2.0	–	(1.5)	2.4

Balance – December 31, 2010	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary difference included in the deferred income tax asset at December 31, 2011 related to provision for losses and loss adjustment expenses which is recorded substantially on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2011, management has not recorded deferred income tax assets of $217.6 related primarily to operating losses. The operating losses for which deferred income tax assets have not been recorded are comprised of $49.4 of operating losses in Canada, mostly of the former Cunningham Lindsey companies, $655.0 of operating losses in Europe (excluding Advent), and $46.3 of operating losses in the U.S., mostly of the former Cunningham Lindsey companies. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007. The operating losses in Canada expire in 2014, 2015, 2026 and 2027. The operating losses in the U.S. expire in 2024 and 2025. The operating losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are not likely to become payable in the foreseeable future. Unremitted earnings amounted to approximately $1.8 billion at December 31, 2011.

19.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 24. The company’s share of dividends paid in 2011 by the subsidiaries which are eliminated on consolidation was $265.7 (2010 – $745.6). At December 31, 2011, the company has access to dividend capacity for dividend payment in 2012 at each of its primary operating companies as follows:

December 31, 2011
Northbridge(1)	166.2
Crum & Forster	122.3
Zenith National	62.0
OdysseyRe	302.5

653.0

(1)	Subject to prior regulatory approval.

20.	Contingencies and Commitments

Lawsuits

(a)

On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax’s auditors. The plaintiff seeks to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003 and March 22, 2006 inclusive. The complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). The content of the complaint, including the relief sought, is substantially identical to the content of the complaint in a lawsuit filed in 2006 which has been finally dismissed, except that the purported class has been modified so as to avoid the defect which resulted in the dismissal of the earlier lawsuit. The current lawsuit is at a very preliminary stage. The plaintiff in the lawsuit was appointed lead plaintiff, its motion for such appointment being unopposed by any other aspiring lead plaintiff; the defendants have filed motions to dismiss the lawsuit; and the plaintiff has filed its opposition to those motions. The ultimate outcome of any litigation is uncertain, and should this lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operation and financial condition. The lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If their motion to dismiss the lawsuit is not successful, Fairfax, OdysseyRe and the named directors and officers intend to vigorously defend against the lawsuit (as they did in the prior lawsuit mentioned above) and the company’s financial statements include no provision for loss in this matter.

(b)

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers, which counterclaim was voluntarily dismissed by those defendants. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. That defendant is now deceased; however, to the extent necessary, Fairfax intends to vigorously defend against that counterclaim. In September 2008, the Court granted motions for summary judgment brought by several defendants, and dismissed Fairfax’s claims against those defendants. In September 2011, the Court granted the motion for summary judgment brought by S.A.C. Capital and related defendants. In December 2011, the Court granted motions for summary judgment and dismissed claims against Third Point, Kynikos, Institutional Credit Partners and related defendants for lack of personal jurisdiction over those parties in New Jersey. Discovery in this action is ongoing and the remaining defendants have filed motions for summary judgment, which are pending. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

On February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of an investee for a term of six months. In connection with the standby letter of credit, the company had pledged short term investments in the amount of Cdn$4.2 representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. On August 24, 2010, the standby letter of credit expired undrawn which was followed by the release of the company’s collateral.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

FAIRFAX FINANCIAL HOLDINGS LIMITED

OdysseyRe, Advent and RiverStone (UK) (“the Lloyd’s participants”) participate in Lloyd’s through their 100% ownership of certain Lloyd’s syndicates. The Lloyd’s participants have pledged securities and cash, with a fair value of $760.5 and $35.2 respectively as at December 31, 2011, in deposit trust accounts in favour of Lloyd’s based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd’s. The Lloyd’s participants have the ability to substitute these securities with other securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd’s syndicates should they not meet their obligations. The Lloyd’s participants contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

21.	Pensions and Post Retirement Benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans had their most recent funding valuation performed on various dates during 2011.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2011 and 2010 were invested principally in highly rated equity securities.

Defined benefit pension plan assets at December 31, and the company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of those assets, were as follows:

	December 31, 2011				December 31, 2010
	Total fair value of assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value of assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed income securities	189.1	79.0	110.1	–	138.4	47.2	91.2	–
Equity securities	220.5	215.8	4.7	–	230.6	220.9	9.7	–
Other	26.7	15.7	2.2	8.8	39.5	17.1	10.5	11.9

	436.3	310.5	117.0	8.8	408.5	285.2	111.4	11.9

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the years ended December 31.

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Change in benefit obligation
Balance – January 1	439.9	385.8	73.1	65.3
Cost of benefits earned in the year	16.5	14.2	3.7	3.9
Interest cost on benefit obligation	23.4	22.6	3.5	3.7
Actuarial (gains) losses	36.2	21.9	4.3	1.5
Benefits paid	(15.0)	(12.9)	(2.9)	(2.5)
Curtailment	–	–	(4.9)	–
Change in foreign currency exchange rates	(7.1)	8.3	(0.4)	1.2

Balance – December 31	493.9	439.9	76.4	73.1

Change in fair value of plan assets
Balance – January 1	408.5	341.2	–	–
Expected return on plan assets	25.3	21.6	–	–
Actuarial gains (losses)	8.9	27.1	–	–
Company contributions	15.2	22.2	2.8	2.4
Plan participant contributions	–	–	0.1	0.1
Benefits paid	(15.0)	(12.9)	(2.9)	(2.5)
Change in foreign currency exchange rates	(6.6)	9.3	–	–

Balance – December 31	436.3	408.5	–	–

Funded status of plans – surplus (deficit)	(57.6)	(31.4)	(76.4)	(73.1)

Amounts recognized in the consolidated balance sheet at December 31
Other assets	20.1	34.9	–	–
Accounts payable and accrued liabilities	(77.7)	(66.3)	(76.4)	(73.1)

Net accrued liability	(57.6)	(31.4)	(76.4)	(73.1)

Weighted average assumptions used to determine benefit obligations
Discount rate	4.8%	5.5%	4.5%	5.4%
Rate of compensation increase	3.8%	4.4%	4.0%	4.0%
Assumed overall health care cost trend	–	–	8.1%	8.1%

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s pension and post retirement expense for the years ended December 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	16.5	14.2	3.6	3.8
Interest cost on benefit obligation	23.4	22.6	3.5	3.7
Expected return on plan assets	(25.3)	(21.6)	–	–
Curtailment	–	–	(4.9)	–
Foreign exchange effect and other	0.1	(0.7)	–	–

Total benefit expense recognized in the consolidated statement of earnings	14.7	14.5	2.2	7.5
Defined contribution benefit expense	15.3	16.3	–	–

	30.0	30.8	2.2	7.5

Weighted average assumptions used to determine benefit expense
Discount rate	5.6%	6.0%	5.3%	5.8%
Expected long-term rate of return on plan assets	6.5%	6.3%	–	–
Rate of compensation increase	4.5%	4.4%	4.0%	4.0%

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Cumulative actuarial (gain) loss recognized in other comprehensive income
Balance – January 1	(37.1)	–	1.5	–

Gains and losses recognized in other comprehensive income during the year:
Actuarial loss on benefit obligation	36.2	21.9	4.3	1.5
Actual returns over expected returns on plan assets	(8.9)	(27.1)	–	–
Pension asset limitation and other	–	(31.9)	–	–

	27.3	(37.1)	4.3	1.5

Balance – December 31	(9.8)	(37.1)	5.8	1.5

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 8.1% in 2012, decreasing to 4.7% by 2023 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in the selection of an assumed expected rate of return of 6.5% for 2011 (2010 – 6.3%). The actual return on assets for the year ended December 31, 2011 was a gain of $34.2 (2010 – gain of $48.7).

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2011 by $9.0, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2011 by $1.2. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2011 by $7.3, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2011 by $1.0.

During 2011, the company contributed $18.0 (2010 – $24.6) to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2012 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $21.3 and $2.8, respectively.

22.	Operating Leases

Aggregate future minimum commitments at December 31, 2011 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2012	63.3
2013	49.9
2014	53.7
2015	32.6
2016	37.8
Thereafter	129.5

23.	Acquisitions and Divestitures

Subsequent to December 31, 2011

Acquisition of Thai Reinsurance Public Company Limited

On January 19, 2012, the company announced that it had entered into an agreement to acquire approximately 25% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $70.0. The transaction is expected to close in March of 2012, subject to the successful conclusion of Thai Re’s previously announced rights offering and the receipt of customary regulatory approvals. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine, and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.

On January 10, 2012, the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend of Cdn$0.08 payment made by Prime Restaurants to its common shareholders), representing an aggregate purchase consideration of $68.5 (Cdn$69.6 million). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9 million)) into common shares of that company, reducing Fairfax’s net cash outflow to $56.7 (Cdn$57.7 million) and its ownership from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants will be included in the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada. Fair value and other measurement adjustments to the carrying value of Prime Restaurants’ estimated assets of $57.0 (Cdn$57.9 million) and liabilities of $15.1 (Cdn$15.4 million) at January 10, 2012 and the recognition of non-controlling interests will be prepared in 2012 subsequent to the completion of the formal valuation of Prime Restaurants’ assets and liabilities acquired.

Year ended December 31, 2011

Acquisition of Sporting Life Inc.

On December 22, 2011, the company completed the acquisition of 75% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”) for total cash consideration of $30.8 (Cdn$31.5 million) and recorded assets acquired of $53.1 (including goodwill of $24.1), liabilities assumed of $20.0 and $2.3 of non-controlling interests. Sporting Life is a Canadian retailer of sporting goods and sports apparel. The preliminary determination of the identifiable assets acquired and liabilities assumed is summarized in the table below.

Acquisition of William Ashley China Corporation

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The preliminary determination of the identifiable assets acquired and liabilities assumed is summarized in the table below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Acquisition of The Pacific Insurance Berhad

On March 24, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for cash consideration of $71.5 (216.5 million Malaysian ringgit). The assets and liabilities and results of operations of Pacific Insurance are included in the company’s financial reporting in the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Pacific Insurance is summarized in the table below.

Acquisition of First Mercury Financial Corporation

On February 9, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The preliminary determination of the identifiable assets acquired and liabilities assumed is summarized in the table below.

	Pacific Insurance	First Mercury	Other(1)
Acquisition date	March 24, 2011	February 9, 2011	–
Percentage of common shares acquired	100%	100%	–
Assets:
Insurance contract receivables	7.3	46.9	–
Portfolio investments(2)	80.2	822.3	1.0
Recoverable from reinsurers	26.1	377.4	–
Deferred income taxes	0.1	9.2	0.1
Intangible assets	–	54.7	0.4
Goodwill	25.5	79.5	24.1
Other assets	10.9	68.9	52.1

	150.1	1,458.9	77.7

Liabilities:
Subsidiary indebtedness(3)	–	29.7	–
Accounts payable and accrued liabilities	9.5	73.8	43.0
Income taxes payable	–	–	1.6
Short sale and derivative obligations	–	2.9	–
Funds withheld payable to reinsurers	–	83.8	–
Insurance contract liabilities	69.1	907.4	–
Long term debt	–	67.0	–

	78.6	1,164.6	44.6
Non-controlling interests	–	–	2.3
Net assets acquired	71.5	294.3	30.8

	150.1	1,458.9	77.7

(1)

Includes the acquisition on December 22, 2011 of 75% of the outstanding common shares of Sporting Life and the assumption on August 16, 2011 of all of the assets and certain of the liabilities associated with the businesses of William Ashley. The assets and liabilities and results of operations of Sporting Life and William Ashley are included in the company’s financial reporting in the Other reporting segment.

(2)

Included in the carrying value of the acquired portfolio investments of Pacific Insurance, First Mercury and Sporting Life were $22.0, $650.1 and $1.0 respectively of subsidiary cash and cash equivalents.

(3)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

The determinations of the fair value of assets and liabilities summarized in the preceding table are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date.

In 2011, the company’s consolidated statement of earnings included First Mercury’s revenue of $217.0 and net earnings of $1.5 since the acquisition date of February 9, 2011.

Cunningham Lindsey Group Limited

On January 4, 2011, the company’s associate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

Year ended December 31, 2010

Acquisition of General Fidelity Insurance Company

On August 17, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the issued and outstanding shares of General Fidelity Insurance Company (“GFIC”), for total consideration of $240.6 comprised of a cash payment of $100.0 and a contingent promissory note issued by TIG (the “TIG Note”) with an acquisition date fair value of $140.6 (the “GFIC Transaction”). The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Following this transaction, the assets and liabilities and results of operations of GFIC have been included in the company’s consolidated financial reporting in the Runoff reporting segment. The purchase price of $240.6 was comprised of net assets acquired of $323.7 less the excess of the fair value of net assets acquired over the purchase price of $83.1 which was recorded in the year ended December 31, 2010 in the consolidated statement of earnings. GFIC is a property and casualty insurance company based in the United States whose insurance business will be run off under the management of Fairfax’s RiverStone subsidiary. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. Following this transaction, the assets and liabilities and results of operations of Syndicate 2112 have been included in the company’s consolidated financial reporting in the Runoff reporting segment.

Acquisition of Zenith National Insurance Corp.

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing aggregate purchase consideration of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as at FVTPL. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. The $1.4 billion purchase consideration includes the fair value of the previously owned common shares of Zenith National and Zenith National’s assets and liabilities acquired as summarized in the table below. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Syndicate 2112	GFIC	Zenith National
Acquisition date	October 1, 2010	August 17, 2010	May 20, 2010
Percentage of common shares acquired	100%	100%	100%
Assets:
Holding company cash and investments(1)	–	–	50.6
Insurance contract receivables	–	47.7	216.2
Portfolio investments(2)	29.1	661.1	1,746.6
Recoverable from reinsurers	0.7	10.5	235.1
Deferred income taxes	–	42.2	–
Intangible assets(3)	–	–	175.5
Goodwill	–	–	317.6
Other assets	1.5	0.1	424.8

	31.3	761.6	3,166.4

Liabilities:
Accounts payable and accrued liabilities	0.7	10.4	206.2
Deferred income taxes(4)	–	–	44.2
Insurance contract liabilities	30.6	427.5	1,416.9
Long term debt	–	–	57.7

	31.3	437.9	1,725.0
Net assets acquired	–	323.7	1,441.4

	31.3	761.6	3,166.4

Excess of fair value of net assets acquired over purchase price	–	83.1	–

(1)	Included in the carrying value of Zenith National’s holding company cash and investments acquired was $40.6 of holding company cash and cash equivalents.

(2)

Included in the carrying value of the acquired portfolio investments of Syndicate 2112 and GFIC were $29.1 and $650.0 respectively of subsidiary cash and cash equivalents. Included in the carrying value of Zenith National’s portfolio investments acquired was $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired was eliminated against long term debt on the consolidated balance sheet.

(3)	Zenith National’s intangible assets were comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.

(4)	Included in Zenith National’s deferred income taxes was a deferred income tax liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 3.

The financial statements of Syndicate 2112, GFIC and Zenith National are included in the company’s consolidated financial statements as of their respective acquisition dates. Goodwill in the amount of $317.6 recorded on the acquisition of Zenith National is primarily attributable to intangible assets that do not qualify for separate recognition. The excess of the fair value of net assets acquired over the purchase price in the amount of $83.1 recorded in the year ended December 31, 2010 on the acquisition of GFIC is primarily attributable to the TIG Note being non-interest bearing except in periods, if any, when there is significant inflation in the United States. In 2010, the company’s consolidated statement of earnings included Zenith National’s revenue of $275.6 and net loss of $58.5 since the acquisition date of May 20, 2010.

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned inactive subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Other

Investment in Gulf Insurance Company

On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company (“Gulf Insurance”) for cash consideration of $217.1 (61.9 million Kuwaiti dinar) inclusive of a 2.1% interest in Gulf Insurance which the company had previously acquired for cash consideration of $8.5 (2.0 million Kuwaiti dinar). Subsequent to making its investment, the company determined that it had obtained significant influence over Gulf Insurance and commenced recording its 41.3% interest in Gulf Insurance using the equity method of accounting. The equity accounted investment in Gulf Insurance was reported in the Corporate and Other reporting segment within investments in associates on the consolidated balance sheets. Following the closing of this transaction, the company sold its ownership interest in Arab Orient Insurance Company to Gulf Insurance for proceeds equal to the original cost paid to acquire this investment. Gulf Insurance is headquartered in Kuwait and underwrites a full range of primary property and casualty and life and health insurance products in the Middle East and North Africa.

24.	Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during 2011 compared to those identified in 2010 except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee and the Board of Directors on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2011 compared to December 31, 2010.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrences of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings before income taxes.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company’s principal lines of business and the significant insurance risks inherent therein:

•

Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood) and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, marine and aerospace;

•	Casualty, which insures against accidents, including workers’ compensation and employers’ liability, accident and health, medical malpractice, and umbrella coverage;

•	Specialty, which insures against other miscellaneous risks and liabilities that are not identified above; and

•	Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company’s concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) amounted to $1,135.6 (2010 – $913.9) for the year ended December 31, 2011.

	Canada		United States		Far East		International		Total
For the years ended December 31	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Property	557.6	529.6	845.2	772.5	273.7	202.5	618.5	522.4	2,295.0	2,027.0
Casualty	616.7	625.9	2,281.8	1,603.5	170.3	118.4	479.2	370.7	3,548.0	2,718.5
Specialty	133.0	131.4	209.3	160.9	214.4	187.5	343.8	137.6	900.5	617.4

Total	1,307.3	1,286.9	3,336.3	2,536.9	658.4	508.4	1,441.5	1,030.7	6,743.5	5,362.9

Insurance	1,231.5	1,220.9	2,614.3	1,747.3	350.5	277.3	392.4	262.4	4,588.7	3,507.9
Reinsurance	75.8	66.0	722.0	789.6	307.9	231.1	1,049.1	768.3	2,154.8	1,855.0

	1,307.3	1,286.9	3,336.3	2,536.9	658.4	508.4	1,441.5	1,030.7	6,743.5	5,362.9

The table below shows the sensitivity of earnings from operations before income taxes and total equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as a non-GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on earnings from operations before income taxes and total equity. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

	Insurance						Reinsurance		Insurance and Reinsurance
For the years ended December 31	Northbridge		U.S.		Fairfax Asia		OdysseyRe		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Impact of +1% increase in loss ratio on:
Earnings from operations before income taxes	10.7	10.0	15.0	10.0	2.0	1.6	20.1	18.9	5.0	5.4
Total equity	7.6	7.0	9.8	6.5	1.8	1.4	13.1	12.3	4.0	4.1

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short-term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets (refer to note 7 under the heading Credit contracts). There were no other significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2011 compared to December 31, 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The aggregate gross credit risk exposure at December 31, 2011 (without taking into account amounts held by the company as collateral) was $25,382.2 ($23,138.9 at December 31, 2010) and was comprised as follows:

	December 31, 2011	December 31, 2010
Bonds:
U.S., U.K., German, Canadian and other sovereign government	3,038.1	4,172.8
Canadian provincials	1,038.7	1,251.3
U.S. states and municipalities	6,201.5	5,425.6
Corporate and other	1,492.6	2,107.0
Derivatives and other invested assets:
Receivable from counterparties to derivatives	389.2	424.8
Insurance contract receivables	1,735.4	1,476.6
Recoverable from reinsurers	4,198.1	3,757.0
Other assets	414.2	409.3
Cash and short term investments	6,874.4	4,114.5

Total gross credit risk exposure	25,382.2	23,138.9

At December 31, 2011, the company had income taxes refundable of $85.2 ($217.2 at December 31, 2010).

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2011, the company had investments with a fair value of $9,148.5 ($9,206.7 at December 31, 2010) in bonds exposed to credit risk representing in the aggregate 37.6% (39.5% at December 31, 2010) of the total investment portfolio (all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other, and $415.7 ($422.8 at December 31, 2010) of sovereign government bonds, including $244.2 ($268.5 at December 31, 2010) of Greek bonds (purchased at deep discounts to par) and $82.8 ($89.0 at December 31, 2010) of Polish bonds (purchased to match claims liabilities of Polish Re)). As at December 31, 2011 and 2010, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment at December 31, 2011 in the $2,622.4 ($3,750.0 at December 31, 2010) of sovereign government bonds not referred to in the first sentence of this paragraph (including $2,082.3 ($2,824.7 at December 31, 2010) of U.S. treasury bonds), representing 10.8% (16.1% at December 31, 2010) of the total investment portfolio, to present only a nominal risk of default.

The company’s exposure to credit risk remained substantially unchanged at December 31, 2011 compared to December 31, 2010, notwithstanding that in 2011 the company sold approximately 53.9% of its holdings of U.S. treasury bonds and retained the proceeds of $1,898.0 in cash or reinvested those proceeds into short term investments with minimal exposure to credit risk. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets (refer to note 7 under the heading Credit contracts). There were no other significant changes to the company’s framework used to monitor, evaluate and manage credit risk at December 31, 2011 compared to December 31, 2010 with respect to the company’s investments in debt securities.

The composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	December 31, 2011		December 31, 2010
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,955.5	25.1	4,220.2	32.5
AA/Aa	5,408.0	45.9	5,291.0	40.8
A/A	1,822.6	15.5	1,432.7	11.1
BBB/Baa	349.3	3.0	558.4	4.3
BB/Ba	75.5	0.6	324.4	2.5
B/B	125.6	1.1	215.1	1.7
Lower than B/B and unrated	1,034.4	8.8	914.9	7.1

Total	11,770.9	100.0	12,956.7	100.0

There were no significant changes to the composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating at December 31, 2011 compared to December 31, 2010 except in respect to the sale of U.S. treasury bonds discussed above which reduced the proportion of the company’s fixed income portfolio invested in securities rated AAA/Aaa. At December 31, 2011, 89.5% (88.7% at December 31, 2010) of the fixed income portfolio carrying value was rated investment grade, with 71.0% (73.3% at December 31, 2010) being rated AA or better (primarily consisting of government obligations). At December 31, 2011, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. sovereign government bonds) to which the company had the greatest exposure totaled $3,862.0, which represented approximately 15.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2011, was $228.9, which represented approximately 0.9% of the total investment portfolio.

The consolidated investment portfolio included $6.2 billion ($5.4 billion at December 31, 2010) of U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.3 billion taxable), almost all of which were purchased during 2008. Of the $6.2 billion ($5.4 billion at December 31, 2010) held in the subsidiary investment portfolios at December 31, 2011, approximately $3.8 billion ($3.5 billion at December 31, 2010) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Counterparties to Derivative Contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2011	December 31, 2010
Total derivative assets (excluding exchange traded instruments principally comprised of equity and credit warrants which are not subject to counterparty risk)	389.2	424.8
Impact of net settlement arrangements (described above)	(101.0)	(119.0)
Fair value of collateral deposited for the benefit of the company net of $65.7 (nil at December 31, 2010) of excess collateral pledged by counterparties	(141.6)	(120.5)
Excess collateral pledged by the company in favour of counterparties	129.7	41.1
Initial margin not held in segregated third party custodian accounts	80.6	67.7

Net derivative counterparty exposure after net settlement and collateral arrangements	356.9	294.1

The fair value of the collateral deposited for the benefit of the company at December 31, 2011 consisted of $50.5 cash ($26.1 at December 31, 2010) and government securities of $156.8 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities on the consolidated balance sheets. The company had not exercised its right to sell or repledge collateral at December 31, 2011. The net derivative counterparty exposure after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at December 31, 2011 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer (Swiss Re America Corp.) represents 6.2% (6.3% at December 31, 2010) of shareholders’ equity attributable to shareholders of Fairfax and is rated A+ by A.M. Best.

Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the $4,198.1 ($3,757.0 at December 31, 2010) gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2011			December 31, 2010
A.M. Best Rating	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	170.5	14.0	156.5	168.6	8.5	160.1
A+	1,443.0	377.8	1,065.2	760.9	72.0	688.9
A	1,371.9	212.3	1,159.6	1,945.4	473.2	1,472.2
A-	457.8	233.8	224.0	262.3	123.7	138.6
B++	37.3	12.3	25.0	36.8	13.0	23.8
B+	92.5	76.5	16.0	74.4	55.8	18.6
B or lower	1.8	0.2	1.6	2.2	–	2.2
Not rated	766.3	239.8	526.5	773.8	244.3	529.5
Pools and associations	152.5	46.3	106.2	81.5	46.6	34.9

	4,493.6	1,213.0	3,280.6	4,105.9	1,037.1	3,068.8
Provision for uncollectible reinsurance	(295.5)		(295.5)	(348.9)		(348.9)

Recoverable from reinsurers	4,198.1		2,985.1	3,757.0		2,719.9

Cash and Short Term Investments

The company’s cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the operations are located. At December 31, 2011, the majority of these balances were held in Canadian and U.S. financial institutions (95.4% (94.4% at December 31, 2010)) with the remainder held in European financial institutions (2.2% (2.5% at December 31, 2010)) and other foreign national financial institutions (2.4% (3.1% at December 31, 2010)). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives credit concerns to exist to other institutions considered by management to be more stable.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The holding company’s known significant commitments for 2012 consist of the net amount of $56.7 (Cdn$57.7 million) (paid January 2012) in respect of the company’s acquisition of Prime Restaurants, as described in note 23, the $205.8 dividend on common shares ($10.00 per share, paid January 2012), the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes due April 15, 2012, interest and corporate overhead expenses, preferred share dividends and income tax payments.

The company believes that holding company cash and investments provide adequate liquidity to meet the holding company’s obligations in 2012. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15). The company’s long term liquidity risk exposure decreased modestly during the second quarter of 2011 when it lengthened the maturity of certain of its long term debt with the issuances of $500.0 and Cdn$400.0 principal amounts of its unsecured senior notes

FAIRFAX FINANCIAL HOLDINGS LIMITED

due 2021, the proceeds from which were used to repurchase $298.2 principal amount of the company’s unsecured senior notes due 2012 and 2017 and to fund the repurchase of $323.8 of Crum & Forster’s unsecured senior notes due 2017, $35.9 of OdysseyRe’s unsecured senior notes due 2013 and $25.6 principal amount of First Mercury’s trust preferred securities with the remainder retained to augment holding company cash and investments.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2011, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $23.4 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, and limited partnership interests that are relatively illiquid. At December 31, 2011, these asset classes represented approximately 6.4% (6.7% at December 31, 2010) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2011, the insurance and reinsurance subsidiaries received net cash of $173.3 (2010 – paid net cash of $541.9) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swap derivative contracts may be funded from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps. During 2011, the holding company received net cash of $97.3 (2010 – paid net cash of $163.2) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following table provides a maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2011

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.0	–	–	–	–	1.0
Accounts payable and accrued liabilities(1)	649.4	281.2	309.4	41.5	83.6	1,365.1
Funds withheld payable to reinsurers	1.3	47.6	51.4	6.6	3.1	110.0
Provision for losses and loss adjustment expenses	1,033.8	3,058.2	4,897.4	2,911.0	5,331.8	17,232.2
Long term debt – principal	1.0	89.6	192.4	470.2	2,339.7	3,092.9
Long term debt – interest	26.6	168.0	367.4	330.9	843.2	1,736.1

	1,713.1	3,644.6	5,818.0	3,760.2	8,601.4	23,537.3

(1)	Excludes accrued interest, deferred revenue, deferred costs and defined benefit pension and post retirement benefit plans. Operating lease commitments are described in note 22.

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.3	1.0	–	–	–	2.3
Accounts payable and accrued liabilities(1)	460.5	182.8	261.5	36.6	98.3	1,039.7
Funds withheld payable to reinsurers	2.4	37.3	28.0	15.2	27.5	110.4
Provision for losses and loss adjustment expenses	1,039.6	2,717.3	4,172.4	2,721.0	5,399.0	16,049.3
Long term debt – principal	1.9	5.2	384.9	217.9	2,230.4	2,840.3
Long term debt – interest	26.2	166.3	365.5	319.9	697.7	1,575.6

	1,531.9	3,109.9	5,212.3	3,310.6	8,452.9	21,617.6

(1)	Excludes accrued interest, deferred revenue, deferred costs and defined benefit pension and post retirement benefit plans.

The timing of loss payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2011 the company had income taxes payable of $21.4 ($31.7 at December 31, 2010).

The following table provides a maturity profile of the company’s short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2011

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Equity index total return swaps – short positions	59.6	–	–	–	–	59.6
Equity total return swaps – short positions	47.7	–	–	–	–	47.7
Equity total return swaps – long positions	49.2	–	–	–	–	49.2
Foreign exchange forward contracts	–	8.2	–	–	–	8.2
Other derivative contracts	1.1	–	4.4	–	–	5.5

	157.6	8.2	4.4	–	–	170.2

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Equity index total return swaps – short positions	133.7	–	–	–	–	133.7
Equity total return swaps – short positions	27.8	–	–	–	0.5	28.3
Equity total return swaps – long positions	8.3	–	–	–	–	8.3
Foreign exchange forward contracts	15.4	10.1	–	–	–	25.5
Other derivative contracts	15.6	–	5.5	–	–	21.1

	200.8	10.1	5.5	–	0.5	216.9

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2011, the company’s investment portfolio included $11.8 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. The carrying value of the fixed income portfolio decreased by 9.2% year-over-year primarily as a result of the sale of approximately 53.9% of the company’s holdings of U.S. treasury bonds with the proceeds of $1,898.0 retained in cash or reinvested into short term investments with minimal exposure to interest rate risk. Accordingly, the company’s exposure to interest rate risk decreased year-over-year, notwithstanding that the company benefited from the effect of the decline of interest rates on government bonds (principally U.S. state and municipal bonds and U.S. treasury bonds) which resulted in a significant increase to the valuation of these interest rate sensitive securities. The company may opportunistically divest a portion of its remaining holdings of U.S. treasury bonds. There were no significant changes to the company’s exposure to interest rate risk (except as discussed above) or the framework used to monitor, evaluate and manage interest rate risk at December 31, 2011 compared to December 31, 2010.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held. These risks are monitored by the company’s senior portfolio managers along with the company’s CEO and are considered when managing the consolidated bond portfolio and yield. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2011			December 31, 2010
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	9,492.1	(1,536.0)	(19.4)	10,285.5	(1,801.4)	(20.6)
100 basis point increase	10,597.7	(794.0)	(10.0)	11,473.9	(1,009.0)	(11.4)
No change	11,770.9	–	–	12,956.7	–	–
100 basis point decrease	13,127.7	922.8	11.5	14,593.3	1,117.1	12.6
200 basis point decrease	14,769.9	2,039.6	25.5	16,461.7	2,397.4	27.1

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company’s exposure to equity price risk through its equity and equity-related holdings at December 31, 2011 compared to December 31, 2010 are described below.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2011, the company had aggregate equity and equity-related holdings of $6,822.7 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives as shown in the table below) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index. At December 31, 2011, equity hedges with a notional amount of $7,135.2 represented 104.6% of the company’s equity and equity-related holdings (80.2% at December 31, 2010). The excess of the equity hedges over the company’s equity and equity-related holdings at December 31, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected some non-correlated performance of the company’s equity and equity-related holdings in 2011 relative to the performance of the economic equity hedges used to protect those holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The objective of the company when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program. In 2011, the impact of basis risk was pronounced compared to prior periods, as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings, as set out in the table below. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index (decreased 5.5% in 2011), the S&P 500 index (decreased nominally in 2011) and a portfolio of common stocks (decreased by 12.6% on a weighted average basis in 2011). The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the years ended December 31:

	December 31, 2011		Year ended December 31, 2011	December 31, 2010		Year ended December 31, 2010
	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)
Equity exposures:
Common stocks	3,829.5	3,829.5	(774.8)	4,476.5	4,476.5	577.3
Preferred stocks – convertible	450.9	450.9	(5.2)	448.5	448.5	(18.6)
Bonds – convertible	384.1	384.1	23.5	801.1	801.1	88.1
Investments in associates(1)	750.1	608.9	7.0	460.2	365.1	77.9
Derivatives and other invested assets:
Equity total return swaps – long positions	1,363.5	(46.8)	(61.8)	1,244.3	(7.6)	83.2
Equity call options	–	–	–	–	–	13.9
Equity warrants	44.6	15.9	18.5	158.8	171.1	83.6

Total equity and equity-related holdings	6,822.7	5,242.5	(792.8)	7,589.4	6,254.7	905.4

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,617.6)	21.1	153.2	(624.5)	(10.3)	(93.0)
Equity index total return swaps – short positions	(5,517.6)	(33.8)	260.7	(5,463.3)	(123.4)	(843.6)

	(7,135.2)	(12.7)	413.9	(6,087.8)	(133.7)	(936.6)

Net exposure (short) and financial effects	(312.5)		(378.9)	1,501.6		(31.2)

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard and Singapore Re which the company considers to be long term strategic holdings.

The table that follows summarizes the potential impact of a 10% change in the company’s year-end holdings of equity and equity-related investments (including equity hedges where appropriate) on the company’s net earnings for the years ended December 31, 2011 and 2010. Based on an analysis of the 15-year return on various equity indices and the company’s knowledge of global equity markets, a 10% variation is considered reasonably possible. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all the company’s equity and equity-related holdings move according to a one-to-one correlation with global equity markets.

	2011	2010
Change in global equity markets
10% increase	(90.0)	47.7
10% decrease	90.9	(45.3)

Generally, a 10% decline in global equity markets would decrease the value of the company’s equity and equity-related holdings resulting in decreases, in the company’s net earnings as the company’s equity investment holdings are classified as at FVTPL. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity and equity-related holdings resulting in increases in the company’s net earnings.

At December 31, 2011, the company’s exposure to the ten largest issuers of common stock owned in the investment portfolio was $3,336.4, which represented 13.7% of the total investment portfolio. The exposure to the largest single issuer of common stock held at December 31, 2011 was $551.8, which represented 2.3% of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 8.6 years (9.4 years at December 31, 2010), a notional amount of $46,518.0 ($34,182.3 at December 31, 2010) and fair value at December 31, 2011 of $208.2 ($328.6 at December 31, 2010). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During 2011, the company purchased $13,596.7 (2010 – $32,670.2) notional amount of CPI-linked derivative contracts at a cost of $122.6 (2010 – $291.4) and recorded net mark-to-market losses of $233.9 (2010 – mark-to-market gains of $28.1) for positions remaining open at the end of the year.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the Euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not significantly different at December 31, 2011 compared to December 31, 2010, except that on May 25, 2011, the company designated the Cdn$400.0 principal amount of its 6.40% unsecured senior notes due 2021 as a hedge of a portion of its net investment in Northbridge (described below).

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

FAIRFAX FINANCIAL HOLDINGS LIMITED

At December 31, 2011, the company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated senior notes with a fair value of $1,114.6 (principal amount of Cdn$675.0 with a fair value of $736.2 at December 31, 2010) as a hedge of its net investment in Northbridge for financial reporting purposes. Gains and losses related to foreign currency movement on the senior notes are recognized in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The company had also issued Cdn$1,000.0 of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of this Cdn$1,000.0 as an additional economic hedge of its net investment in Northbridge.

The pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the years ended December 31 follows:

	2011	2010
Net gains (losses) on investments
Investing activities	(50.5)	(43.4)
Underwriting activities	(46.5)	(31.7)
Foreign currency contracts	62.6	(32.6)

Foreign currency gains (losses) included in pre-tax net earnings	(34.4)	(107.7)

The table below shows the approximate effect of the appreciation of the U.S. dollar compared with the Canadian dollar, the Euro, the British pound sterling and all other currencies, respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2011	2010
Canadian dollar
Impact on pre-tax earnings (loss)	4.1	(21.7)
Impact on net earnings (loss)	1.7	(15.6)
Impact on pre-tax other comprehensive income (loss)	(35.1)	(43.4)
Impact on other comprehensive income (loss)	(30.5)	(45.1)

Euro
Impact on pre-tax earnings (loss)	(5.9)	(35.1)
Impact on net earnings (loss)	(3.6)	(25.4)
Impact on pre-tax other comprehensive income (loss)	22.9	36.8
Impact on other comprehensive income (loss)	14.9	23.9

British pound sterling
Impact on pre-tax earnings (loss)	2.4	(13.5)
Impact on net earnings (loss)	1.3	(9.5)
Impact on pre-tax other comprehensive income (loss)	(18.4)	34.3
Impact on other comprehensive income (loss)	(11.9)	22.3

All other currencies
Impact on pre-tax earnings (loss)	57.1	21.8
Impact on net earnings (loss)	40.8	17.1
Impact on pre-tax other comprehensive income (loss)	(23.5)	(21.5)
Impact on other comprehensive income (loss)	(22.3)	(18.8)

Total
Impact on pre-tax earnings (loss)	57.7	(48.5)
Impact on net earnings (loss)	40.2	(33.4)
Impact on pre-tax other comprehensive income (loss)	(54.1)	6.2
Impact on other comprehensive income (loss)	(49.8)	(17.7)

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2011, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $11,427.0, compared to $11,403.0 at December 31, 2010. The company manages its capital based on the following financial measurements and ratios:

	December 31, 2011		December 31, 2010
Holding company cash and investments (net of short sale and derivative obligations)	962.8		1,474.2

Holding company debt	2,080.6		1,498.1
Subsidiary debt	623.9		919.5
Other long term obligations – holding company	314.0		311.5

Total debt	3,018.5		2,729.1

Net debt	2,055.7		1,254.9

Common shareholders’ equity	7,427.9		7,697.9
Preferred equity	934.7		934.7
Non-controlling interests	45.9		41.3

Total equity	8,408.5		8,673.9

Net debt/total equity	24.4%		14.5%
Net debt/net total capital(1)	19.6%		12.6%
Total debt/total capital(2)	26.4%		23.9%
Interest coverage(3)	1.0	x	1.8	x
Interest and preferred share dividend distribution coverage(4)	0.7	x	1.4	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

During 2011, the company issued $500.0 and Cdn$400.0 principal amounts of its unsecured senior notes due 2021, the proceeds from which were used to repurchase $298.2 principal amount of Fairfax’s unsecured senior notes due 2012 and 2017, $323.8 of Crum & Forster’s unsecured senior notes due 2017 and 35.9 of OdysseyRe’s unsecured senior notes due 2013. The excess of the net proceeds on the issuance of unsecured senior notes over the cost of debt repurchased at the holding company and the funding made available by the holding company to its operating companies to fund their debt repurchases was used to fund the repurchase of $25.6 principal amount of First Mercury’s trust preferred securities with the remainder retained to augment holding company cash and investments.

During 2009 and 2010, the company issued Cdn$1,000.0 of stated capital of cumulative five-year rate reset preferred shares. Accordingly, the company commenced monitoring its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above. The company’s capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2011, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.7 times (4.7 times at December 31, 2010) the authorized control level, except for TIG which had 2.3 times (2.7 times at December 31, 2010).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2011, Northbridge’s subsidiaries had a weighted average MCT ratio of 212% of the minimum statutory capital required, compared to 222% at December 31, 2010, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2011.

25.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in its segmented information. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit (loss). Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. Prior period comparative figures have been presented on a consistent basis to give effect to the reclassifications as of January 1, 2010. In 2010, customer and broker relationship amortization expense was included in corporate overhead within the Insurance – Northbridge ($6.0), U.S. Insurance ($3.7) and Reinsurance – OdysseyRe ($1.4) reporting segments.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

U.S. Insurance (formerly known as Crum & Forster prior to May 20, 2010) – This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. First Mercury was acquired on February 9, 2011, pursuant to the transaction described in note 23. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant, a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant from Crum & Forster to the TIG Group. Periods prior to July 1, 2011 have not been restated as the impact was not significant. Zenith National is included in the U.S. Insurance segment effective from its acquisition by the company on May 20, 2010 and is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), and in Malaysia since March 24, 2011 following the acquisition of Pacific Insurance pursuant to the transaction described in note 23. Fairfax Asia also includes the company’s 26.0% equity accounted interest in Mumbai-based ICICI Lombard and its 40.5% equity accounted interest in Thailand-based Falcon Thailand.

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd’s of London marketplace. As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

Insurance and Reinsurance – Other

This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is a Polish reinsurance company. Fairfax Brasil is included in this segment since it commenced insurance underwriting activities in March 2010.

Runoff

The Runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme and Fairmont. The U.K. and international runoff operations of RiverStone (UK) have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone group of companies retaining full responsibility for all other aspects of the business. GFIC was included in the Runoff reporting segment effective from its acquisition by the company on August 17, 2010 and is a property and casualty insurance company based in the United States whose business will run off under the supervision of RiverStone management.

As described above, Clearwater was included in the Runoff reporting segment as of January 1, 2011 and Valiant was included in the Runoff reporting segment as of July 1, 2011. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 in other assets (primarily consisting of net insurance contract receivables) as consideration for the assumption of net loss reserves of $119.6.

Other

The Other reporting segment is comprised of Ridley, William Ashley and Sporting Life. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley (acquired on August 16, 2011) is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life (acquired December 22, 2011) is a Canadian retailer of sporting goods and sports apparel. The acquisitions of William Ashley and Sporting Life are described in note 23.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pre-tax Income (Loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the years ended December 31 are presented below:

2011

	Insurance			Reinsurance	Insurance and Reinsurance					Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written(1)
External	1,320.6	1,859.0	451.2	2,405.6	584.6	6,621.0	–	–	–	–	6,621.0
Intercompany	2.1	5.1	0.5	15.1	61.7	84.5	–	–	–	(84.0)	0.5

	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	–	–	–	(84.0)	6,621.5

Net premiums written(1)	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	–	–	–	–	5,487.6

Net premiums earned(1)
External	1,160.2	1,502.0	213.7	2,001.0	412.4	5,289.3	–	–	–	–	5,289.3
Intercompany	(88.0)	2.6	(9.6)	13.7	92.5	11.2	–	–	–	–	11.2

	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	–	–	–	–	5,300.5
Underwriting expenses	(1,102.4)	(1,720.5)	(169.7)	(2,350.7)	(711.6)	(6,054.9)	–	–	–	–	(6,054.9)

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)

Interest income	83.2	113.4	18.0	245.5	49.1	509.2	109.4	–	(13.3)	–	605.3
Dividends	25.6	27.3	5.8	35.8	3.6	98.1	12.0	–	9.9	–	120.0
Investment expenses	(11.4)	(19.9)	(1.9)	(33.6)	(7.3)	(74.1)	(14.9)	–	(4.0)	73.0	(20.0)

Interest and dividends	97.4	120.8	21.9	247.7	45.4	533.2	106.5	–	(7.4)	73.0	705.3

Share of profit (loss) of associates	2.8	4.1	(35.6)	11.4	2.0	(15.3)	3.4	–	13.7	–	1.8

Other
Revenue	–	–	–	–	–	–	126.4	649.8	73.0	(73.0)	776.2
Expenses	–	–	–	–	–	–	(263.9)	(636.5)	–	–	(900.4)

	–	–	–	–	–	–	(137.5)	13.3	73.0	(73.0)	(124.2)

Operating income (loss) before:	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	(27.6)	13.3	79.3	–	(171.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	98.5	–	691.2
Loss on repurchase of long term debt(2)	–	(56.5)	–	(6.1)	–	(62.6)	–	–	(41.6)	–	(104.2)
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	(152.7)	–	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	(115.2)	–	(210.2)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	(131.7)	–	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

(1)	Excludes $122.0, $120.3 and $126.4 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

(2)

Loss on repurchase of long term debt of $104.2 relating to the repurchase of Crum & Forster, OdysseyRe and Fairfax unsecured senior notes is included in other expenses in the consolidated statement of earnings.

2010

	Insurance			Reinsurance	Insurance and Reinsurance	Ongoing operations	Runoff	Other (animal nutrition)	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other
Gross premiums written(1)
External	1,298.4	1,078.3	353.2	2,154.6	476.4	5,360.9	–	–	–	–	5,360.9
Intercompany	1.5	–	–	13.0	151.6	166.1	–	–	–	(166.6)	(0.5)

	1,299.9	1,078.3	353.2	2,167.6	628.0	5,527.0	–	–	–	(166.6)	5,360.4

Net premiums written(1)	985.0	919.5	157.4	1,853.6	530.5	4,446.0	–	–	–	–	4,446.0

Net premiums earned(1)
External	1,162.7	1,010.8	161.7	1,874.8	363.2	4,573.2	–	–	–	–	4,573.2
Intercompany	(166.1)	(10.7)	(6.7)	10.7	172.8	–	–	–	–	–	–

	996.6	1,000.1	155.0	1,885.5	536.0	4,573.2	–	–	–	–	4,573.2
Underwriting expenses	(1,064.9)	(1,165.6)	(138.4)	(1,790.4)	(574.4)	(4,733.7)	–	–	–	–	(4,733.7)

Underwriting profit (loss)	(68.3)	(165.5)	16.6	95.1	(38.4)	(160.5)	–	–	–	–	(160.5)

Interest income	106.9	91.1	13.2	238.1	52.0	501.3	96.3	–	5.6	–	603.2
Dividends	24.9	27.1	5.0	38.0	0.7	95.7	26.7	–	6.4	–	128.8
Investment expenses	(11.0)	(17.6)	(1.6)	(29.9)	(6.3)	(66.4)	(16.6)	–	(3.2)	65.7	(20.5)

Interest and dividends	120.8	100.6	16.6	246.2	46.4	530.6	106.4	–	8.8	65.7	711.5

Share of profit (loss) of associates	5.4	0.3	22.2	2.3	(1.4)	28.8	8.9	–	8.3	–	46.0

Other
Revenue(2)	–	–	–	–	–	–	90.5	549.1	65.7	(65.7)	639.6
Expenses	–	–	–	–	–	–	(190.8)	(538.7)	–	–	(729.5)

	–	–	–	–	–	–	(100.3)	10.4	65.7	(65.7)	(89.9)

Operating income (loss) before:	57.9	(64.6)	55.4	343.6	6.6	398.9	15.0	10.4	82.8	–	507.1
Net gains (losses) on investments	94.0	(49.2)	(14.2)	(109.7)	70.8	(8.3)	120.5	–	(115.2)	–	(3.0)
Loss on repurchase of long term debt(3)	–	–	–	–	–	–	–	–	(2.3)	–	(2.3)
Interest expense	–	(30.8)	–	(30.5)	(4.5)	(65.8)	(3.2)	(0.6)	(125.9)	–	(195.5)
Corporate overhead and other	(21.4)	(11.4)	(2.4)	(32.7)	(3.1)	(71.0)	–	–	(84.2)	–	(155.2)

Pre-tax income (loss)	130.5	(156.0)	38.8	170.7	69.8	253.8	132.3	9.8	(244.8)	–	151.1
Income taxes											186.9

Net earnings											338.0

Attributable to:
Shareholders of Fairfax											335.8
Non-controlling interests											2.2

											338.0

(1)	Excludes $2.5, $3.0 and $7.4 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

(2)	The Runoff segment revenue includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 23.

(3)

Loss on repurchase of long term debt of $2.3 primarily relating to the repurchase of OdysseyRe noncumulative Series A and Series B preferred shares is included in other expenses in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the years ended December 31 is shown below:

	2011	2010
Revenue of reporting segments:
Net premiums earned	5,300.5	4,573.2
Interest and dividends	705.3	711.5
Share of profit of associates	1.8	46.0
Net gains (losses) on investments	691.2	(3.0)
Other revenue per reportable segment	776.2	639.6

Total consolidated revenues	7,475.0	5,967.3

Significant Non-cash Items

An analysis of significant non-cash items by reporting segment for the years ended December 31 is shown below:

	Share of profit (loss) of associates		Depreciation and impairment loss of premises & equipment & amortization of intangible assets
	2011	2010	2011	2010
Insurance – Canada (Northbridge)	2.8	5.4	11.0	10.5
– U.S. (Crum & Forster and Zenith National)	4.1	0.3	25.1	12.4
– Asia (Fairfax Asia)	(35.6)	22.2	0.4	0.5
Reinsurance – OdysseyRe	11.4	2.3	7.7	6.9
Insurance and Reinsurance – Other	2.0	(1.4)	1.3	0.8

Ongoing operations	(15.3)	28.8	45.5	31.1
Runoff	3.4	8.9	0.9	0.9
Other	–	–	8.6	10.8
Corporate and other	13.7	8.3	4.5	5.7

Consolidated	1.8	46.0	59.5	48.5

During 2010, TIG acquired all of the issued and outstanding shares of GFIC and recorded an excess of fair value of net assets acquired over purchase price of $83.1, as described in note 23.

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

An analysis of investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment for the years ended December 31 are shown below:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2011	2010	2011	2010	2011	2010	2011	2010
Insurance – Canada (Northbridge)	76.8	35.4	–	–	5,324.1	5,636.8	3,769.7	3,939.6
– U.S. (Crum & Forster and Zenith National)	82.2	52.9	79.5	317.6	8,285.6	6,788.6	5,746.5	4,840.0
– Asia (Fairfax Asia)	96.8	118.6	25.5	–	1,371.4	1,089.8	913.0	692.6
Reinsurance – OdysseyRe	173.1	114.5	–	–	10,781.6	10,089.8	7,328.0	6,665.7
Insurance and Reinsurance – Other	49.5	3.9	–	–	2,234.3	2,214.2	1,649.1	1,514.0

Ongoing operations	478.4	325.3	105.0	317.6	27,997.0	25,819.2	19,406.3	17,651.9
Runoff	123.1	41.2	–	–	6,086.6	5,549.4	4,407.8	4,172.7
Other	–	–	24.1	–	267.0	191.5	118.4	81.9
Corporate and other and eliminations and adjustments	322.8	341.4	–	–	(943.7)	(112.0)	1,065.9	867.7

Consolidated	924.3	707.9	129.1	317.6	33,406.9	31,448.1	24,998.4	22,774.2

Product Line

An analysis of revenue by product line for the years ended December 31 is presented below:

	Property		Casualty		Specialty		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	447.6	399.3	520.0	503.6	104.6	93.7	1,072.2	996.6
– U.S. (Crum & Forster and Zenith National)	135.9	111.8	1,331.5	857.3	37.2	31.0	1,504.6	1,000.1
– Asia (Fairfax Asia)	18.1	13.7	126.2	87.2	59.8	54.1	204.1	155.0
Reinsurance – OdysseyRe	969.4	816.3	801.8	861.5	243.5	207.7	2,014.7	1,885.5
Insurance and Reinsurance – Other	237.3	303.4	182.1	198.3	85.5	34.3	504.9	536.0

Ongoing operations	1,808.3	1,644.5	2,961.6	2,507.9	530.6	420.8	5,300.5	4,573.2
Runoff	–	1.0	1.2	3.6	125.2	2.8	126.4	7.4

Total net premiums earned	1,808.3	1,645.5	2,962.8	2,511.5	655.8	423.6	5,426.9	4,580.6
Interest and dividends							705.3	711.5
Share of profit of associates							1.8	46.0
Net gains (losses) on investments							691.2	(3.0)
Excess of fair value of net assets acquired over purchase price							–	83.1
Other							649.8	549.1

Total consolidated revenues							7,475.0	5,967.3

Geographic Region

An analysis of revenue by geographic region for the years ended December 31 is shown below:

	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	1,031.6	957.9	40.2	38.2	–	–	0.4	0.5	1,072.2	996.6
– U.S. (Crum & Forster and Zenith National)	–	–	1,504.2	1,000.1	0.2	–	0.2	–	1,504.6	1,000.1
– Asia (Fairfax Asia)	–	–	–	–	204.1	155.0	–	–	204.1	155.0
Reinsurance – OdysseyRe	62.0	54.9	965.8	1,017.4	149.3	109.7	837.6	703.5	2,014.7	1,885.5
Insurance and Reinsurance – Other	95.2	159.4	105.0	158.2	30.2	21.3	274.5	197.1	504.9	536.0

Ongoing operations	1,188.8	1,172.2	2,615.2	2,213.9	383.8	286.0	1,112.7	901.1	5,300.5	4,573.2
Runoff	–	0.4	7.2	7.0	–	–	119.2	–	126.4	7.4

	1,188.8	1,172.6	2,622.4	2,220.9	383.8	286.0	1,231.9	901.1	5,426.9	4,580.6
Interest and dividends									705.3	711.5
Share of profit of associates									1.8	46.0
Net gains (losses) on investments									691.2	(3.0)
Excess of fair value of net assets acquired over purchase price									–	83.1
Other									649.8	549.1

Total consolidated revenues									7,475.0	5,967.3

Allocation of revenue	21.9%	25.6%	48.3%	48.5%	7.1%	6.2%	22.7%	19.7%

FAIRFAX FINANCIAL HOLDINGS LIMITED

26.	Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 are comprised of the following:

	2011	2010
Losses and loss adjustment expenses	4,387.8	3,232.8
Salaries and employee benefit expenses (note 27)	895.5	789.6
Other reporting segment cost of sales	499.6	406.8
Audit, legal and tax professional fees	135.6	113.3
Premium taxes	93.4	76.9
Restructuring costs	29.2	3.2
Depreciation, amortization and impairment charges	59.5	48.5
Operating lease costs	57.4	56.5
Loss on repurchase of long term debt (note 15)	104.2	2.3
IT costs	67.5	41.4
Other	144.6	141.9

	6,474.3	4,913.2

27.	Salaries and Employee Benefit Expenses

Salaries and employee benefit expenses for the years ended December 31 are comprised of the following:

	2011	2010
Wages and salaries	707.8	609.5
Employee benefits	130.4	118.8
Share-based payments to directors and employees	25.1	23.0
Defined contribution pension plan expense (note 21)	15.3	16.3
Defined benefit pension plan expense (note 21)	14.7	14.5
Defined benefit post retirement expense (note 21)	2.2	7.5

	895.5	789.6

28.	Supplementary Cash Flow Information

Cash and cash equivalents are included in the consolidated balance sheets as follows:

	December 31, 2011	December 31, 2010
Holding company cash and investments:
Cash and balances with banks	39.6	73.5
Treasury bills and other eligible bills	3.9	263.8

	43.5	337.3

Subsidiary cash and short term investments:
Cash and balances with banks	908.3	805.9
Treasury bills and other eligible bills	952.0	2,117.3

	1,860.3	2,923.2

Cash and balances with banks – restricted(1)	48.3	45.3
Treasury bills and other eligible bills – restricted(1)	86.4	53.6

	134.7	98.9

	1,995.0	3,022.1

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	6.2	11.4
Treasury bills and other eligible bills	–	3.2

	6.2	14.6

	2,044.7	3,374.0

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $134.7 at December 31, 2011 and $98.9 at December 31, 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31, are as follows:

	2011	2010
(a) Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	(36.0)	(22.4)
Provision for losses and loss adjustment expenses	347.6	(222.5)
Provision for unearned premiums	197.8	(125.3)
Insurance contract receivables	(220.7)	182.9
Recoverable from reinsurers	5.9	142.4
Accounts receivable	(13.6)	464.6
Funds withheld payable to reinsurers	(13.8)	8.3
Accounts payable and accrued liabilities	260.3	(303.6)
Income taxes payable	(11.8)	(46.6)
Other	185.5	(92.2)

	701.2	(14.4)

(b) Net interest received
Interest received	644.7	672.8
Interest paid	(194.4)	(186.3)

	450.3	486.5

(c) Net income taxes (paid) refund received	82.4	(218.7)

(d) Dividends received	95.6	75.4

(e) Dividends paid
Common share dividends paid	(205.9)	(200.8)
Preferred share dividends paid	(51.5)	(31.4)

	(257.4)	(232.2)

29.	Related Party Transactions

Compensation for the company’s key management team for the years ended December 31 are as set out below:

	2011	2010
Salaries and other short-term employee benefits	5.4	12.8
Share-based payments	0.9	1.9

	6.3	14.7

Compensation for the company’s Board of Directors for the years ended December 31 are as set out below:

	2011	2010
Retainers and fees	0.9	1.1
Share-based payments	0.2	0.4

	1.1	1.5

The compensation presented above is determined in accordance with the company’s IFRS accounting policies and will differ from the compensation presented in the company’s Management Proxy Circular.

30.	Transition from Canadian GAAP to International Financial Reporting Standards

Adjustments upon adoption of IFRS

IFRS permits exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS, the company has applied the mandatory exceptions and certain of the optional exemptions to full retrospective application of IFRS as at the transition date of January 1, 2010.

IFRS mandatory exceptions

The company has applied the following mandatory exceptions to retrospective application of IFRS:

Estimates

Hindsight was not used to create or revise estimates. The estimates previously made by the company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies. Estimates under IFRS at January 1, 2010 are consistent with estimates made for that same date under Canadian GAAP.

Hedge accounting

Hedge accounting can only be applied prospectively from the IFRS transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement. Hedging relationships cannot be designated and the supporting documentation cannot be created retrospectively.

The company’s existing hedge of its net investment in Northbridge under Canadian GAAP complies with IAS 39. No adjustment upon adoption of IFRS was required.

Non-controlling interests

The requirements of IAS 27 Consolidated and Separate Financial Statements were applied prospectively from January 1, 2010 with respect to the attribution of total comprehensive income to the shareholders of the company and to the non-controlling interests, and for transactions involving a change in the level of the company’s ownership in a subsidiary. These requirements were adopted under Canadian GAAP on January 1, 2010, and accordingly no adjustment upon adoption of IFRS was required.

IFRS optional exemptions

The company has elected to apply the following optional exemptions from full retrospective application of IFRS:

(1)   Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. Full retrospective application of IFRS 3 would require restatement of all business combinations that occurred prior to the transition date.

The company has applied the business combinations exemption in IFRS 1 and as a result has not retrospectively applied IFRS 3 to any business combinations that took place prior to the transition date of January 1, 2010. No changes to assets or liabilities recognized in those business combinations were required as a result of adopting IFRS. Goodwill arising on business combinations prior to the transition date was not adjusted from the carrying value previously determined under Canadian GAAP.

(2)   Employee benefits

IFRS 1 provides the option to apply IAS 19 Employee Benefits retrospectively for the recognition of actuarial gains and losses, or to recognize all actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has elected to recognize all unamortized actuarial gains and losses from its pension and post retirement benefit plans in opening retained earnings as at January 1, 2010. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Investments in associates	(9.8)	(7.6)
Deferred income taxes	3.9	6.8
Pension assets (other assets)	(4.8)	(11.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	22.3	12.7
Retained earnings	(31.3)	(22.4)
Non-controlling interests	(1.7)	(2.2)

For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	0.3
Operating expenses	1.8
Other expenses	(0.5)
Provision for (recovery of) income taxes	(0.4)
Other comprehensive income, net of income taxes	9.0

(3)   Currency translation differences

Retrospective application of IFRS would require the company to determine cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 provides the option to recognize all cumulative currency translation gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all cumulative currency translation gains and losses in opening retained earnings as at January 1, 2010. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Retained earnings	150.1	150.1
Accumulated other comprehensive income	(150.1)	(150.1)

Other Measurement Adjustments between Canadian GAAP and IFRS

(4)   Adoption of IFRS 9 Financial Instruments: Classification and Measurement

As permitted by the transition rules for first-time adopters of IFRS, the company has early adopted IFRS 9 Financial Instruments: Classification and Measurement (“IFRS 9”) effective January 1, 2010. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9 hybrid contracts are measured as a whole as at FVTPL. Equity instruments are measured as at FVTPL by default. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured as at FVTPL. Under this standard, the company’s business model requires that its investment portfolio be primarily measured as at FVTPL.

The effect of adopting IFRS 9 as at January 1, 2010 is to recognize all unrealized gains and losses on financial instruments in accumulated other comprehensive income to retained earnings. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Retained earnings	747.1	611.1
Accumulated other comprehensive income	(747.1)	(611.1)

For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	1.8
Net gains (losses) on investments	(204.9)
Provision for (recovery of) income taxes	(67.1)
Other comprehensive income, net of income taxes	136.0

(5)   Structured settlements

Structured settlements occur when an insurer has settled a claim and purchased an annuity from a life insurance company to cover the payment stream agreed to in the settlement with the claimant. The payments are usually for a set amount over the claimant’s life, or a series of fixed payments for a specified period of time.

Under IFRS, the company accounts for structured settlements by derecognizing the original claims liability and recording any secondary obligation arising as a financial guarantee where: (i) an annuity is purchased and there is an irrevocable direction from the company to the annuity underwriter to make all payments directly to the claimant, (ii) the annuity is non-commutable, non-assignable and non-transferable, the company is not entitled to any annuity payments and there are no rights under the contractual arrangement that would provide any current or future benefit to the company, (iii) the company is released by the claimant to evidence settlement of the claim amount, and (iv) the company remains liable to make payments to the claimant in the event and to the extent the annuity underwriter fails to make payments under the terms and conditions of the annuity and the irrevocable direction given.

Under Canadian GAAP where it was not virtually assured that a secondary obligation did not exist, the company accounted for structured settlements by applying reinsurance accounting whereby the reinsurance recoverable (i.e. the value of the life annuity) and the claim obligation remained on the consolidated balance sheet. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Recoverable from reinsurers	(245.7)	(236.9)
Accounts payable and accrued liabilities	15.1	14.8
Insurance contract liabilities	(260.8)	(251.7)

(6)   Derecognition of deferred tax assets

Under IFRS, certain income tax payments related to the transfer of assets between group companies may no longer be deferred on consolidation, as was permitted under Canadian GAAP. Historically the company had recorded prepaid taxes related to intercompany transfers within future income taxes and income taxes payable. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(27.0)	(27.0)
Income taxes payable	5.8	5.8
Retained earnings	(32.8)	(32.8)

FAIRFAX FINANCIAL HOLDINGS LIMITED

(7)   Impairment of premises and equipment

Under IFRS, the carrying amount of an asset is reduced to its recoverable amount when the asset’s carrying amount exceeds its recoverable amount which is defined as the higher of value in use or fair value less costs to sell. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties, less the cost of disposal, and value in use is the present value of the future cash flows expected to be derived from the use of the asset.

Under Canadian GAAP, the carrying amount of an asset was not recoverable when it exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. The impairment loss was then measured as the amount by which the carrying amount exceeded the asset’s fair value.

An impairment charge was recorded under IFRS related to certain of Ridley’s manufacturing plants resulting primarily from the use of undiscounted cash flows under Canadian GAAP and discounted cash flows under IFRS in the methodology for assessing impairment. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	3.8	3.7
Premises and equipment (other assets)	(12.7)	(12.3)
Retained earnings	(6.3)	(6.0)
Non-controlling interests	(2.6)	(2.6)

For the year ended December 31, 2010 increase (decrease)
Other expenses	(0.4)
Provision for (recovery of) income taxes	0.1

(8)   Pension asset limitation

IFRS limits the measurement of a defined benefit pension plan asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses. Based on the statutory minimum funding requirements and expected future service costs of a subsidiary defined benefit pension plan, a pension asset previously recorded under Canadian GAAP no longer qualified for recognition under IFRS. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	7.4	–
Pension assets (other assets)	(8.5)	–
Pension and post retirement liabilities (accounts payable and accrued liabilities)	20.5	–
Retained earnings	(21.6)	–

For the year ended December 31, 2010 increase (decrease)
Other comprehensive income, net of income taxes	21.6

(9)   Employee benefits

IFRS permits only the unvested portion of past service costs (i.e., costs related to prior periods from the introduction of or a change to certain types of employee benefit plans) to be deferred and recognized as an expense on a straight line basis over the average period until the benefits become vested. All vested past service costs are expensed immediately under IFRS, whereas under Canadian GAAP, vested past service costs were generally recognized as an expense over the expected average remaining service period of eligible employees. The effect of recognizing all vested past service costs on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(1.3)	(1.1)
Pension assets (other assets)	(1.1)	(1.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	(4.4)	(3.9)
Retained earnings	1.7	1.4
Non-controlling interests	0.3	0.3

For the year ended December 31, 2010 increase (decrease)
Operating expenses	0.1
Other expenses	0.4
Provision for (recovery of) income taxes	(0.2)

(10)   Other

Other adjustments are individually insignificant and their impact on individual financial statement lines are as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Insurance contract receivables	3.2	1.9
Common stocks	(1.8)	2.0
Recoverable from reinsurers	(1.8)	0.1
Deferred income taxes	(6.0)	(6.3)
Other assets	(1.4)	(1.2)
Accounts payable and accrued liabilities	(0.8)	–
Income taxes payable	0.9	0.5
Insurance contract liabilities	(1.1)	0.6
Long term debt	(0.5)	(0.4)
Retained earnings	(6.3)	(2.9)
Accumulated other comprehensive income	–	(1.3)

For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	(0.2)
Net gains (losses) on investments	4.3
Interest expense	0.1
Other expenses	0.4
Provision for (recovery of) income taxes	0.2
Other comprehensive income, net of income taxes	(1.3)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reclassifications to conform with the company’s IFRS financial statement presentation

(a)	Other assets include premises and equipment and income taxes receivable which were disclosed as separate lines under Canadian GAAP;

(b)	Insurance contract liabilities include provisions for claims and unearned premiums which were disclosed as separate lines under Canadian GAAP;

(c)	Long term debt includes holding company borrowings, subsidiary company borrowings and other long term obligations of the holding company which were disclosed as separate lines under Canadian GAAP;

(d)

Presentation of equity for Canadian GAAP as at January 1, 2010, reflects the adoption of the Canadian Institute of Chartered Accountants Handbook Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests;

(e)	Reclassification of miscellaneous balances receivable (primarily accrued interest and dividends) to other assets in order to separately present insurance contract receivables; and,

(f)	Reclassification of ceded losses to a separate line.

Consolidated Statements of Cash Flows

The company’s consolidated statements of cash flows are presented in accordance with IAS 7 Statement of Cash Flows. The statements present substantially the same information as that previously required under Canadian GAAP with limited differences in classification of certain items as discussed below.

Under Canadian GAAP, the company previously classified trading securities as an investing activity, whereas IFRS includes them as an operating activity. IFRS permits cash flows from interest and dividends received and paid to be classified as operating, investing or financing activities. Consistent with the nature of the cash flows and with previous Canadian GAAP, the company has classified interest received and paid, and dividends received, as operating activities while dividends paid are classified as a financing activity.

Consolidated Balance Sheet

as at January 1, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,251.6	–		1,251.6	–		1,251.6	Holding company cash and investments
Accounts receivable and other	1,805.0	(431.4	)(e)	1,373.6	3.2	(10)	1,376.8	Insurance contract receivables

	3,056.6	(431.4)		2,625.2	3.2		2,628.4

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,244.8	–		3,244.8	–		3,244.8	Subsidiary cash and short term investments
Bonds	10,918.3	–		10,918.3	–		10,918.3	Bonds
Preferred stocks	292.8	–		292.8	–		292.8	Preferred stocks
Common stocks	4,895.0	–		4,895.0	(1.8	)(10)	4,893.2	Common stocks
Investments, at equity	433.5	–		433.5	(9.8	)(2)	423.7	Investments in associates
Derivatives and other invested assets	142.7	–		142.7	–		142.7	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	151.5	–		151.5	–		151.5	Assets pledged for short sale and derivative obligations

	20,078.6	–		20,078.6	(11.6)		20,067.0

Deferred premium acquisition costs	372.0	–		372.0	–		372.0	Deferred premium acquisition costs
					(245.7	)(5)
Recoverable from reinsurers	3,818.6	–		3,818.6	(1.8	)(10)	3,571.1	Recoverable from reinsurers
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					7.4	(8)
					(1.3	)(9)
Future income taxes	318.7	–		318.7	(6.0	)(10)	299.5	Deferred income taxes
Goodwill and intangible assets	438.8	–		438.8	–		438.8	Goodwill and intangible assets
					(4.8	)(2)
					(12.7	)(7)
					(8.5	)(8)
					(1.1	)(9)
Other assets(a)	368.7	431.4	(e)	800.1	(1.4	)(10)	771.6	Other assets

	28,452.0	–		28,452.0	(303.6)		28,148.4

Liabilities								Liabilities
Subsidiary indebtedness	12.1	–		12.1	–		12.1	Subsidiary indebtedness
					22.3	(2)
					15.1	(5)
					20.5	(8)
					(4.4	)(9)
Accounts payable and accrued liabilities	1,238.1	–		1,238.1	(0.8	)(10)	1,290.8	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	70.9	–		70.9	0.9	(10)	77.6	Income taxes payable
Short sale and derivative obligations	57.2	–		57.2	–		57.2	Short sale and derivative obligations
Funds withheld payable to reinsurers	354.9	–		354.9	–		354.9	Funds withheld payable to reinsurers

	1,733.2	–		1,733.2	59.4		1,792.6

					(260.8	)(5)
Insurance contract liabilities(b)	16,680.5	–		16,680.5	(1.1	)(10)	16,418.6	Insurance contract liabilities
Long term debt(c)	2,301.7	–		2,301.7	(0.5	)(10)	2,301.2	Long term debt

	18,982.2	–		18,982.2	(262.4)		18,719.8

Equity(d)								Equity
Common stock	3,058.6	–		3,058.6	–		3,058.6	Common stock
Treasury shares (at cost)	(28.7)	–		(28.7)	–		(28.7)	Treasury shares (at cost)
					(31.3	)(2)
					150.1	(3)
					747.1	(4)
					(32.8	)(6)
					(6.3	)(7)
					(21.6	)(8)
					1.7	(9)
Retained earnings	3,468.8	–		3,468.8	(6.3	)(10)	4,269.4	Retained earnings
					(150.1	)(3)
Accumulated other comprehensive income	893.1	–		893.1	(747.1	)(4)	(4.1)	Accumulated other comprehensive income

Common shareholders’ equity	7,391.8	–		7,391.8	(96.6)		7,295.2	Common shareholders’ equity
Preferred stock	227.2	–		227.2	–		227.2	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	7,619.0	–		7,619.0	(96.6)		7,522.4	Shareholders’ equity attributable to shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	117.6	–		117.6	0.3	(9)	113.6	Non-controlling interests

Total equity	7,736.6	–		7,736.6	(100.6)		7,636.0	Total equity

	28,452.0	–		28,452.0	(303.6)		28,148.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheet

as at December 31, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,540.7	–		1,540.7	–		1,540.7	Holding company cash and investments
Accounts receivable and other	1,802.3	(327.6	)(e)	1,474.7	1.9	(10)	1,476.6	Insurance contract receivables

	3,343.0	(327.6)		3,015.4	1.9		3,017.3

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,513.9	–		3,513.9	–		3,513.9	Subsidiary cash and short term investments
Bonds	11,748.2	–		11,748.2	–		11,748.2	Bonds
Preferred stocks	583.9	–		583.9	–		583.9	Preferred stocks
Common stocks	4,131.3	–		4,131.3	2.0	(10)	4,133.3	Common stocks
Investments, at equity	715.5	–		715.5	(7.6	)(2)	707.9	Investments in associates
Derivatives and other invested assets	579.4	–		579.4	–		579.4	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	709.6	–		709.6	–		709.6	Assets pledged for short sale and derivative obligations

	21,981.8	–		21,981.8	(5.6)		21,976.2

Deferred premium acquisition costs	357.0	–		357.0	–		357.0	Deferred premium acquisition costs
					(236.9	)(5)
Recoverable from reinsurers	3,993.8	–		3,993.8	0.1	(10)	3,757.0	Recoverable from reinsurers
					6.8	(2)
					(27.0	)(6)
					3.7	(7)
					(1.1	)(9)
Future income taxes	514.4	–		514.4	(6.3	)(10)	490.5	Deferred income taxes
Goodwill and intangible assets	949.1	–		949.1	–		949.1	Goodwill and intangible assets
					(11.1	)(2)
					(12.3	)(7)
					(1.1	)(9)
Other assets(a)	599.1	327.6	(e)	926.7	(1.2	)(10)	901.0	Other assets

	31,738.2	–		31,738.2	(290.1)		31,448.1

Liabilities								Liabilities
Subsidiary indebtedness	2.2	–		2.2	–		2.2	Subsidiary indebtedness
					12.7	(2)
					14.8	(5)
Accounts payable and accrued liabilities	1,239.5	–		1,239.5	(3.9	)(9)	1,263.1	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	25.4	–		25.4	0.5	(10)	31.7	Income taxes payable
Short sale and derivative obligations	216.9	–		216.9	–		216.9	Short sale and derivative obligations
Funds withheld payable to reinsurers	363.2	–		363.2	–		363.2	Funds withheld payable to reinsurers

	1,847.2	–		1,847.2	29.9		1,877.1

					(251.7	)(5)
Insurance contract liabilities(b)	18,421.3	–		18,421.3	0.6	(10)	18,170.2	Insurance contract liabilities
Long term debt(c)	2,727.3	–		2,727.3	(0.4	)(10)	2,726.9	Long term debt

	21,148.6	–		21,148.6	(251.5)		20,897.1

Equity								Equity
Common stock	3,251.3	–		3,251.3	–		3,251.3	Common stock
Treasury shares (at cost)	(52.4)	–		(52.4)	–		(52.4)	Treasury shares (at cost)
Share-based compensation	3.2	–		3.2	–		3.2	Share-based payments
					(22.4	)(2)
					150.1	(3)
					611.1	(4)
					(32.8	)(6)
					(6.0	)(7)
					1.4	(9)
Retained earnings	3,695.9	–		3,695.9	(2.9	)(10)	4,394.4	Retained earnings
					(150.1	)(3)
					(611.1	)(4)
Accumulated other comprehensive income	863.9	–		863.9	(1.3	)(10)	101.4	Accumulated other comprehensive income

Common shareholders’ equity	7,761.9	–		7,761.9	(64.0)		7,697.9	Common shareholders’ equity
Preferred stock	934.7	–		934.7	–		934.7	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	8,696.6	–		8,696.6	(64.0)		8,632.6	Shareholders’ equity attributable to shareholders of Fairfax
					(2.2	)(2)
					(2.6	)(7)
Non-controlling interests	45.8	–		45.8	0.3	(9)	41.3	Non-controlling interests

Total equity	8,742.4	–		8,742.4	(68.5)		8,673.9	Total equity

	31,738.2	–		31,738.2	(290.1)		31,448.1

Consolidated Statement of Earnings

for the year ended December 31, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Revenue								Revenue
Gross premiums written	5,362.9	–		5,362.9	–		5,362.9	Gross premiums written

Net premiums written	4,449.0	–		4,449.0	–		4,449.0	Net premiums written

Net premiums earned	4,580.6	–		4,580.6	–		4,580.6	Net premiums earned
Interest and dividends	711.5	–		711.5	–		711.5	Interest and dividends
Earnings (losses) from investments, at equity	44.1	–		44.1	0.3 1.8 (0.2	(2) (4) )(10)	46.0	Share of profit (loss) of associates
					(204.9	)(4)
Net gains on investments	197.6	–		197.6	4.3	(10)	(3.0)	Net gains (losses) on investments
Excess of fair value of net assets acquired over purchase price	83.1	–		83.1	–		83.1	Excess of fair value of net assets acquired over purchase price
Other revenue	549.1	–		549.1	–		549.1	Other revenue

	6,166.0	–		6,166.0	(198.7)		5,967.3

Expenses								Expenses
Losses on claims, net	3,398.7	839.3	(f)	4,238.0	–		4,238.0	Losses on claims, gross
–	–	(839.3	)(f)	(839.3)	–		(839.3)	Less ceded losses on claims

Losses on claims, net	3,398.7	–		3,398.7	–		3,398.7	Losses on claims, net
					1.8	(2)
Operating expenses	971.6	–		971.6	0.1	(9)	973.5	Operating expenses
Commissions, net	707.5	–		707.5	–		707.5	Commissions, net
Interest expense	195.4	–		195.4	0.1	(10)	195.5	Interest expense
					(0.5	)(2)
					(0.4	)(7)
					0.4	(9)
Other expenses	541.1	–		541.1	0.4	(10)	541.0	Other expenses

	5,814.3	–		5,814.3	1.9		5,816.2

Earnings before income taxes	351.7	–		351.7	(200.6)		151.1	Earnings before income taxes
					(0.4	)(2)
					(67.1	)(4)
					0.1	(7)
					(0.2	)(9)
Income taxes	(119.5)	–		(119.5)	0.2	(10)	(186.9)	Provision for (recovery of) income taxes

Net earnings	471.2	–		471.2	(133.2)		338.0	Net earnings

Attributable to:								Attributable to:
Shareholders of Fairfax	469.0	–		469.0	(133.2)		335.8	Shareholders of Fairfax
Non-controlling interests	2.2	–		2.2	–		2.2	Non-controlling interests

	471.2	–		471.2	(133.2)		338.0

Consolidated Statement of Comprehensive Income

for the year ended December 31, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Application of equity method of accounting	(7.9)	–	(7.9)	7.9	(4)	–	–

Net earnings	471.2	–	471.2	(133.2)		338.0	Net earnings

Other comprehensive income (loss), net of income taxes							Other comprehensive income, net of income taxes

Change in net unrealized gains and losses on available for sale securities	363.1	–	363.1	(363.1	)(4)	–	–

Reclassification of net realized (gains) losses to net earnings	(492.9)	–	(492.9)	492.9	(4)	–	–

Change in unrealized foreign currency translation gains (losses)	122.3	–	122.3	(1.3	)(10)	121.0	Change in unrealized foreign currency translation gains (losses)

Change in gains and losses on hedge of net investment in foreign subsidiary	(28.2)	–	(28.2)	–		(28.2)	Change in gains and losses on hedge of net investment in foreign subsidiary

Share of other comprehensive income of investments, at equity	14.5	–	14.5	(1.7	)(4)	12.8	Share of other comprehensive income of associates

				9.0	(2)		Change in actuarial gains and losses on defined benefit plans
–	–	–	–	21.6	(8)	30.6

Other comprehensive income (loss), net of income taxes	(21.2)	–	(21.2)	157.4		136.2	Other comprehensive income, net of income taxes

Comprehensive income	450.0	–	450.0	24.2		474.2	Comprehensive income

Attributable to:							Attributable to:
Shareholders of Fairfax	447.7	–	447.7	24.7		472.4	Shareholders of Fairfax
Non-controlling interests	2.3	–	2.3	(0.5)		1.8	Non-controlling interests

	450.0	–	450.0	24.2		474.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

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Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and  Results of Operations

(as of March 9, 2012)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)

This MD&A and the accompanying consolidated financial statements for the year ended December 31, 2011 have been prepared to reflect the adoption of International Financial Reporting Standards (“IFRS”) by the company, with effect from January 1, 2010. Periods prior to January 1, 2010 have not been restated. Note 30 to the consolidated financial statements for the year ended December 31, 2011 contains a detailed description of the company’s conversion to IFRS, including a line-by-line reconciliation of its consolidated financial statements previously prepared under Canadian GAAP to those prepared under IFRS for the year ended December 31, 2010. In this MD&A the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

(3)

Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

(4)

The combined ratio is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(5)

Interest and dividends in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS and is comprised of the sum of interest and dividends and share of profit (loss) of associates.

(6)

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “investment expenses incurred in connection with total return swaps” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps.

(7)

Additional non-GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(8)

Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

(9)	Intercompany shareholdings are presented as ‘Investments in Fairfax affiliates’ on the segmented balance sheets and carried at cost.

(10)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

(11)

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in this MD&A. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit. Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. Prior period comparative figures have been presented on a consistent basis to give effect to the reclassifications as of January 1, 2010. For the year ended December 31, 2010, customer and broker amortization expense was included in corporate overhead within the Insurance – Northbridge ($6.0), U.S. Insurance ($3.7) and Reinsurance – OdysseyRe ($1.4) reporting segments.

Overview of Consolidated Performance

The combined ratio of the insurance and reinsurance operations was 114.2% on a consolidated basis, producing an underwriting loss of $754.4, compared to a combined ratio and underwriting loss of 103.5% and $160.5 respectively in 2010. Underwriting results in 2011 were negatively affected by $1,020.8 of pre-tax catastrophe losses (net of reinstatement premiums) which increased the combined ratio by 19.3 combined ratio points, primarily related to losses from the Japanese earthquake and tsunami, the Thailand floods, the U.S. tornadoes, the New Zealand (Christchurch) earthquake and Hurricane Irene. In 2010, pre-tax catastrophe losses (net of reinstatement premiums) totaled $331.4 which increased the combined ratio by 7.3 combined ratio points. Net premiums written by the insurance and reinsurance operations increased by 23.4% to $5,487.6 in 2011 compared to $4,446.0 in 2010 (an increase of 10.9% excluding the acquisitions of Zenith National, First Mercury and Pacific Insurance). Operating income of the insurance and reinsurance operations (excluding net gains on investments) declined from $398.9 in 2010 to an operating loss of $236.5 in 2011, primarily as a result of the higher underwriting losses.

Consolidated interest and dividend income of $705.3 decreased 0.9% from $711.5 in 2010. The year-over-year decrease was attributable to lower yields due to increased investment expenses incurred in connection with the company’s equity hedges, partially offset by a larger average investment portfolio resulting from the acquisitions completed in 2011 and 2010. Net investment gains in 2011 of $691.2 were primarily comprised of $1,278.7 of net gains on bonds, partially offset by $378.9 of net losses (primarily unrealized) related to equity and equity-related holdings after equity hedges and $233.9 of unrealized losses related to CPI-linked derivatives.

The company held $1,026.7 of cash and investments at the holding company level ($962.8 net of $63.9 of holding company short sale and derivative obligations) at December 31, 2011, compared to $1,540.7 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations) at December 31, 2010. The company’s consolidated total debt to total capital ratio increased to 26.4% at December 31, 2011 from 23.9% at December 31, 2010. At December 31, 2011, common shareholders’ equity was $7,427.9 or $364.55 per basic share compared to $7,697.9, or $376.33 per basic share, at December 31, 2010 (a decrease of 0.4% (adjusted for the $10 per common share dividend paid in the first quarter of 2011)).

Business Developments and Operating Environment

Acquisitions and changes to reporting structure

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for net consideration of $56.7 (Cdn$57.7 million). The assets and liablities and results of operations of Prime Restaurants will be included in the company’s financial

FAIRFAX FINANCIAL HOLDINGS LIMITED

reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

On January 19, 2012, the company announced that it had entered into an agreement to acquire approximately 25% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $70.0. The transaction is expected to close in March of 2012, subject to the successful conclusion of Thai Re’s previously announced rights offering and the receipt of customary regulatory approvals. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine, and life customers primarily in Thailand.

As of January 1, 2011, the company has presented the results of operations of Clearwater Insurance Company (“Clearwater Insurance”) in the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to TIG Insurance Group, Inc. (“TIG Group”). Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater Insurance is an insurance company which has been in runoff since 1999.

On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities ($119.6) of Syndicate 376. The results of operations of Syndicate 376 are included in the Runoff reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $37.8 at December 31, 2011) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance – Fairfax Asia reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation and its affiliates (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 17, 2010, TIG Insurance Company (“TIG”) completed the acquisition of all of the outstanding common shares of General Fidelity Insurance Company (“GFIC”), a property and casualty insurance company based in the United States. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”). The results of operations of GFIC and Syndicate 2112 since acquisition are included in the Runoff reporting segment.

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”) other than those common shares already owned by Fairfax and its affiliates. The results of operations of Zenith National since acquisition are included in the Insurance – U.S. reporting segment (formerly known as the U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010).

In March 2010, the company’s wholly-owned insurance company Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of operations of Fairfax Brasil are included in the Insurance and Reinsurance – Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010).

Tender offer

On June 6, 2011, the company completed a tender offer for $694.4 ($657.9 net of Zenith National’s ownership) of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes. The company recorded a charge of $104.2 in connection with the debt repurchases. On May 9, 2011, the company completed a private offering of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds after discount, commissions and expenses of $493.9. On May 25, 2011, the company completed an offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0).

Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry experienced a very challenging year in 2011 as underwriting results deteriorated sharply, investment income suffered from historically low interest rates and stock markets in the U.S. and Canada were flat to down, partially offset by opportunities in 2011 to recognize capital gains on bonds as interest rates declined. The underwriting results of the insurance industry in the U.S. and Canada reflected the increased frequency of catastrophe losses in North America and a number of significant catastrophes outside of North America (including the Japanese earthquake and tsunami, the New Zealand earthquake and Thailand flooding). Competition in the U.S. and Canada as a result of ongoing excess capacity in the insurance industry has resulted in rates remaining competitive, with rate increases for many lines of business not keeping pace with claim trends. Increased current accident year loss ratios combined with the diminishing benefits related to the recognition of favourable development on prior years’ reserves placed significant pressure on underwriting profitability in 2011, notwithstanding that in the second half of 2011, commercial property and workers’ compensation lines of business showed signs of pricing improvements. As a result of all of these factors, the 2011 industry combined ratios for commercial lines in the U.S. and Canada are expected to be approximately 108.2% and 100.0% respectively compared to 102.7% and 99.4% in 2010 respectively. The combined effect of the 2011 underwriting losses, the recognition of lower favourable development on prior years’ reserves and historically low interest rates will put significant pressure on rates to increase in 2012. The strength of the global economy will be an important driver in achieving increased rates, as rate increases are more difficult to achieve in a weak economy.

Although slightly less competitive than the direct insurance industry, the global reinsurance industry in 2011 suffered from what is expected to be the second highest year in history for insured catastrophe losses. Catastrophe losses combined with lower favourable development on prior years’ reserves and pressure on investment returns lead to an overall decline in the profitability of the global reinsurance industry in 2011. The combined ratio for the U.S. and Bermuda-based reinsurance market is expected to be approximately 104.6% in 2011 up from 92.7% in 2010. In 2012, the global reinsurance industry may be poised to benefit from insurers that, after a number of years of increasing retentions, may seek to purchase additional reinsurance for protection from significant catastrophes losses similar to those experienced in 2011 and to alleviate pressure on solvency margins which have recently been the subject of increased regulatory scrutiny.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three years ended December 31, are shown in the table that follows (Other revenue comprises the revenue earned by Ridley Inc. (“Ridley”), William Ashley and Sporting Life).

		2011	2010	Canadian GAAP 2009
Net premiums earned
Insurance	– Canada (Northbridge)	1,072.2	996.6	969.2
	– U.S. (Crum & Forster and Zenith National)	1,504.6	1,000.1	781.3
	– Asia (Fairfax Asia)	204.1	155.0	116.0
Reinsurance	– OdysseyRe	2,014.7	1,885.5	1,926.9
Insurance and Reinsurance – Other		504.9	536.0	628.1
Runoff		126.4	7.4	0.5

		5,426.9	4,580.6	4,422.0
Interest and dividends		707.1	757.5	712.7
Net gains (losses) on investments		691.2	(3.0)	944.5
Excess of fair value of net assets acquired over purchase price		–	83.1	–
Other revenue		649.8	549.1	556.4

		7,475.0	5,967.3	6,635.6

Revenue in 2011 increased to $7,475.0 from $5,967.3 in 2010, reflecting growth in net premiums earned, increased net gains on investments and increased other revenue (principally at Ridley), partially offset by lower interest and dividend income. Revenue in 2010 also included the non-recurring benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of GFIC. The growth in consolidated net premiums earned in 2011 of 18.5% to $5,426.9 from $4,580.6 in 2010 principally reflected the consolidation of the net premiums earned by Zenith National (net increase year-over-year of $226.9), First Mercury ($205.4) and Pacific Insurance ($30.4), the year-over-year increases in net premiums earned by OdysseyRe ($129.2, 6.9%), Northbridge ($75.6, 7.6% including the favourable effect of foreign currency translation), Crum & Forster ($72.2, 9.9% excluding the impact of the consolidation of First Mercury) and Fairfax Asia ($18.7, 12.1% excluding the impact of the consolidation of Pacific Insurance), and $119.6 of net premiums earned by Runoff in connection with the reinsurance-to-close of Syndicate 376, partially offset by decreased net premiums earned by Insurance and Reinsurance – Other ($1.0, 0.2% excluding Advent’s non-recurring reinsurance-to-close premiums ($30.1) received in 2010).

Revenue in 2010 decreased to $5,967.3 from $6,635.6 under Canadian GAAP in 2009, principally as a result of the significant year-over-year decrease in net gains on investments and a decline in other revenue related to Ridley, partially offset by increased net premiums earned, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded in 2010 by Runoff related to the acquisition of GFIC and increased interest and dividend income. The increase in consolidated net premiums earned in 2010 of 3.6% to $ 4,580.6 from $4,422.0 under Canadian GAAP in 2009 reflected the consolidation of the net premiums earned by Zenith National and increased net premiums earned by Fairfax Asia and Northbridge, partially offset by declines in net premiums earned by Insurance and Reinsurance – Other (principally Advent and Polish Re), Crum & Forster and OdysseyRe.
Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the weak economy on insured customers, the company’s insurance and reinsurance operations achieved modest growth in gross premiums written and net premiums written in 2011 as shown in the following table. Prior to giving effect to the acquisitions of Zenith National, First Mercury and Pacific Insurance and after excluding Advent’s non-recurring reinsurance-to-close premiums ($30.1) received in 2010, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 9.6% and 10.9% respectively in 2011 compared to 2010.

	2011			2010
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	6,705.5	5,487.6	5,300.5	5,527.0	4,446.0	4,573.2
Zenith National	(536.4)	(524.2)	(495.8)	(192.3)	(186.1)	(268.9)
First Mercury	(306.0)	(237.8)	(205.4)	—	—	—
Pacific Insurance	(51.9)	(34.9)	(30.4)	—	—	—
Advent reinsurance-to-close premiums	—	—	—	(30.1)	(30.1)	(30.1)

Insurance and reinsurance operations – as adjusted	5,811.2	4,690.7	4,568.9	5,304.6	4,229.8	4,274.2

Percentage change (year-over-year)	9.6%	10.9%	6.9%

The tables which follow present net premiums written by the company’s insurance and reinsurance operations in 2011 and 2010 (“as reported”) and, in order to better compare 2011 and 2010, the same excluding companies acquired in 2011 and 2010 (First Mercury, Pacific Insurance and Zenith National) and Advent’s non-recurring $30.1 reinsurance-to-close premiums received in 2010 (“as adjusted”). The “as adjusted” table shows year-over-year increases of net premiums written of 10.9% in 2011.

Net premiums written – as reported

		2011	2010	% change year-over- year
Insurance	– Canada (Northbridge)	1,098.5	985.0	11.5%
	– U.S. (Crum & Forster and Zenith National)	1,601.1	919.5	74.1%
	– Asia (Fairfax Asia)	213.7	157.4	35.8%
Reinsurance	– OdysseyRe	2,089.7	1,853.6	12.7%
Insurance and Reinsurance – Other		484.6	530.5	(8.7)%

Insurance and reinsurance operations		5,487.6	4,446.0	23.4%

Net premiums written – as adjusted

		2011	2010	% change year-over- year
Insurance	– Canada (Northbridge)	1,098.5	985.0	11.5%
	– U.S. (Crum & Forster)	839.1	733.4	14.4%
	– Asia (Fairfax Asia)	178.8	157.4	13.6%
Reinsurance	– OdysseyRe	2,089.7	1,853.6	12.7%
Insurance and Reinsurance – Other		484.6	500.4	(3.2)%

Insurance and reinsurance operations		4,690.7	4,229.8	10.9%

The increase in Northbridge’s net premiums written of 11.5% (7.1% in Canadian dollar terms) in 2011 compared to 2010 primarily reflected a reduction in its participation on an inter-group quota share reinsurance contract with Group Re and also reflected nominal improvements in levels of new business, retentions of existing business and pricing. Net premiums written by U.S. Insurance (excluding First Mercury) increased by 14.4% on a year-over-year basis in 2011 comprised of growth of 14.4% and 22.3% at Crum & Forster and Zenith National respectively. The calculation of the year-over-year growth in net premiums written of 22.3% in 2011 by Zenith National includes the portion of the period in 2010 prior to its acquisition by Fairfax which is not reflected in the table above. The increase in net premiums written by Crum & Forster reflected growth in its specialty lines of business, primarily at its Seneca and AMC/Fairmont divisions including in its accident and health line of business. The increase in net premiums written by Zenith National reflected its ability to write new business and retain existing customers at

FAIRFAX FINANCIAL HOLDINGS LIMITED

higher prices as the economic and competitive environment continues to change for workers’ compensation business. Net premiums written by Fairfax Asia (excluding Pacific Insurance) increased by 13.6% in 2011 compared to 2010, primarily as a result of increased writings of property and commercial automobile business, the favourable effect of foreign currency translation at First Capital and increased retentions of gross premiums written. OdysseyRe’s net premiums written increased by 12.7% in 2011 compared to 2010, primarily reflecting increased writings across many of OdysseyRe’s lines of business (including property, crop, marine and tribal lines of business), reinstatement premiums related to the Japan earthquake and tsunami and the impact of the timing of the renewal of certain professional liability policies. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 3.2% in 2011 compared to 2010 primarily as a result of the reduction in participation by Group Re on the inter-group quota share reinsurance contract discussed above in connection with Northbridge, reinstatement premiums paid by Advent related to certain of the 2011 catastrophe losses and the cost of purchasing excess of loss reinsurance for the start-up operations of Fairfax Brasil, partially offset by growth in net premiums written by Polish Re and Fairfax Brasil. Consolidated gross premiums written, net premiums written and net premiums earned in 2011 also included $119.6 of premiums received by Runoff in connection with the reinsurance-to-close of Syndicate 376.

Consolidated interest and dividend income of $705.3 decreased 0.9% from $711.5 in 2010. Prior to giving effect to the year-over-year impact of the consolidation of Zenith National, GFIC, First Mercury and Pacific Insurance, consolidated interest and dividend income of $628.9 in 2011 decreased by 6.9% from $675.5 in 2010 with the decrease primarily attributable to lower yields due to increased investment expenses incurred in connection with total return swaps (total return swap investment expense was $140.3 in 2011 compared to $86.1 in 2010), partially offset by a modest increase in interest and dividend income earned. The consolidated share of profit of associates was $1.8 in 2011 compared to $46.0 in 2010, with the decrease principally related to the year-over-year increase of $55.6 in the company’s share of the losses of ICICI Lombard which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool.

Net gains on investments of $691.2 in 2011 (net losses on investments of $3.0 in 2010) were comprised as shown in the following table:

	2011	2010
Common stocks	(774.8)	577.3
Preferred stocks – convertible	(5.2)	(18.6)
Bonds – convertible	23.5	88.1
Gain on disposition of associate	7.0	77.9
Other equity derivatives	(43.3)	180.7

Equity and equity-related holdings	(792.8)	905.4
Economic equity hedges	413.9	(936.6)

Equity and equity-related holdings after equity hedges	(378.9)	(31.2)
Bonds	1,278.7	75.7
Preferred stocks	(1.9)	6.8
CPI-linked derivatives	(233.9)	28.1
Other derivatives	49.4	2.9
Foreign currency	(34.4)	(107.7)
Other	12.2	22.4

Net gains (losses) on investments	691.2	(3.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	753.1	(14.7)
U.S. states and municipalities	642.7	(199.3)
Corporate and other	(117.1)	289.7

	1,278.7	75.7

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. In 2011, the company’s equity and equity-related holdings after equity hedges produced a net loss of $378.9 (2010 – $31.2) despite the notional amount of the company’s economic equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings (economic equity hedges represented 104.6% of the company’s equity and equity-related holdings ($6,822.7) at December 31, 2011). In 2011, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index (decreased 5.5% in 2011), the S&P 500 index (decreased nominally in 2011) and certain individual equity securities (decreased by 12.6% on a weighted average basis in 2011). The majority of the net loss in 2011 of $378.9 related to the company’s equity and equity-related holdings after equity hedges is unrealized and it is the company’s expectation that over the long term and consistent with its historical investment performance, the company’s equity and equity-related holdings will outperform the broader equity indexes, with the result that the net loss related to the company’s and equity-related holdings after equity hedges recorded in 2011 (or a portion thereof) will reverse in future periods. Refer to the analysis in note 24 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s consolidated financial statements for the year ended December 31, 2011 for a discussion of the company’s economic hedge of equity price risk and related basis risk and to the tabular analysis in the Investment section in this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds in 2011 of $1,278.7 (2010 – $75.7) included net realized gains of $270.9 (2010 – $71.2) on U.S. treasury bonds with the remainder primarily comprised of net mark-to-market gains on U.S. treasury and U.S. state and municipal bonds, reflecting the impact of declining interest rates during 2011 on the company’s fixed income portfolio. The company’s investment in CPI-linked derivative contracts produced an unrealized loss of $233.9 in 2011 (2010 – $28.1 unrealized gain) primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

As presented in note 25 to the consolidated financial statements for the year ended December 31, 2011, on the basis of geographic segments, the United States, International, Canada and Far East accounted for 48.3%, 22.7%, 21.9% and 7.1% respectively of net premiums earned in 2011 compared with 48.5%, 19.7%, 25.6%, and 6.2% respectively in 2010. Net premiums earned in 2011 compared with 2010 increased in the International (36.7%), Far East (34.2%), United States (18.1%) and Canada (1.4% – measured in U.S. dollars) geographical segments. International net premiums earned in 2011 increased by $330.8 on a year-over-year basis, primarily reflecting increases at Insurance and Reinsurance – Other (primarily as a result of growth in the casualty and property lines of business at Polish Re and Fairfax Brasil and growth in the specialty lines of business at Group Re and Advent), $119.6 of net premiums earned by Runoff related to the reinsurance-to-close of Syndicate 376 and growth in OdysseyRe’s property reinsurance business. Net premiums earned in 2011 in the Far East increased by $97.8 on a year-over-year basis, primarily reflecting growth in OdysseyRe’s property and marine lines of business and increased writings of property and commercial automobile lines of business and the consolidation of the net premiums earned by Pacific Insurance at Fairfax Asia. Net premiums earned in the United States in 2011 increased by $401.5 on a year-over-year basis, primarily reflecting the consolidation of the net premiums earned by First Mercury in 2011 and the year-over-year impact of the consolidation of the net premiums earned by Zenith National combined with modest growth in specialty lines of business at Crum and Forster and workers’ compensation business at Zenith National and Crum & Forster, partially offset by decreased net premiums earned by OdysseyRe’s casualty reinsurance business and by Advent (related to the reinsurance-to-close premiums ($30.1) received in 2010 which did not recur in 2011 and the non-renewal of certain insurance business where rates were considered inadequate). Net premiums earned in Canada in 2011 increased by $16.2 on a year-over-year basis, reflecting the favourable impact of foreign currency translation at Northbridge and Group Re (CRC Re) and a reduction in Northbridge’s participation on an inter-group quota share reinsurance contract with Group Re. As a consequence of Northbridge’s reduction in its participation on this inter-group quota share reinsurance contract, net premiums earned by Group Re in Canada decreased significantly.

Other revenue of $649.8 (2010 –$549.1) in 2011 principally represented the revenue of Ridley of $635.0 (2010 – $549.1). The remaining other revenue related to William Ashley and Sporting Life.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2011, 2010 and 2009. In that table, interest and dividends and net gains (losses) on investments in the consolidated statements of earnings are broken out so that these items are shown separately as they relate to the insurance and reinsurance operating results, and are included in Runoff and Corporate overhead and other as they relate to these segments.

		2011	2010	Canadian GAAP 2009(1)
Combined ratios
Insurance	– Canada (Northbridge)	102.8%	106.9%	105.3%
	– U.S. (Crum & Forster and Zenith National)	114.3%	116.5%	104.1%
	– Asia (Fairfax Asia)	83.2%	89.3%	82.6%
Reinsurance	– OdysseyRe	116.7%	95.0%	93.6%
	Insurance and Reinsurance – Other	140.9%	107.2%	98.1%

	Consolidated	114.2%	103.5%	98.4%

	Sources of net earnings
	Underwriting
Insurance	– Canada (Northbridge)	(30.2)	(68.3)	(51.7)
	– U.S. (Crum & Forster and Zenith National)	(215.9)	(165.5)	(32.0)
	– Asia (Fairfax Asia)	34.4	16.6	20.2
Reinsurance	– OdysseyRe	(336.0)	95.1	122.7
	Insurance and Reinsurance – Other	(206.7)	(38.4)	11.9

	Underwriting profit (loss)	(754.4)	(160.5)	71.1
	Interest and dividends – insurance and reinsurance	517.9	559.4	516.7

	Operating income (loss)	(236.5)	398.9	587.8
	Net gains (losses) on investments – insurance and reinsurance	204.6	(8.3)	599.0
	(Loss) gain on repurchase of long term debt	(104.2)	(2.3)	9.0
	Runoff(2)	360.5	135.5	82.1
	Other	13.3	10.4	12.4
	Interest expense	(214.0)	(195.5)	(166.3)
	Corporate overhead and other	(32.4)	(187.6)	81.6

	Pre-tax income (loss)	(8.7)	151.1	1,205.6
	Income taxes	56.5	186.9	(214.9)

	Net earnings	47.8	338.0	990.7

	Attributable to:
	Shareholders of Fairfax	45.1	335.8	856.8
	Non-controlling interests	2.7	2.2	133.9

		47.8	338.0	990.7

	Net earnings (loss) per share	$(0.31)	$14.90	$43.99
	Net earnings (loss) per diluted share	$(0.31)	$14.82	$43.75
	Cash dividends paid per share	$10.00	$10.00	$8.00

(1)	The underwriting and operating results as presented in 2009 under Canadian GAAP were reclassified to conform with the current year’s presentation.
(2)

The Runoff segment in 2010 includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 23 to the company’s consolidated financial statements for the year ended December 31, 2011.

In 2011, the company’s insurance and reinsurance operations reported an underwriting loss of $754.4 and a combined ratio of 114.2% compared to an underwriting loss of $160.5 and a combined ratio of 103.5% in 2010. The following table presents the components of the company’s combined ratios for the years ended December 31, 2011 and 2010:

	2011	2010
Underwriting profit (loss)	(754.4)	(160.5)

Loss & LAE – accident year	84.8%	73.6%
Commissions	15.0%	15.4%
Underwriting expense	16.1%	16.2%

Combined ratio – accident year	115.9%	105.2%
Net favourable development	(1.7)%	(1.7)%

Combined ratio – calendar year	114.2%	103.5%

The underwriting results of the company’s insurance and reinsurance operations in 2011 included 19.3 combined ratio points ($1,020.8 net of reinstatement premiums) of current period catastrophe losses which primarily impacted the underwriting results of OdysseyRe ($734.8 in 2011 compared to $217.8 in 2010) and the Insurance and Reinsurance – Other ($247.7 in 2011 compared to $89.4 in 2010) reporting segment. The underwriting results in 2010 also included 0.8 of a combined ratio point ($36.8 net of reinstatement premiums) related to the impact of the Deepwater Horizon loss. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting profit (loss) of the company for the years ended December 31, 2011 and 2010 were comprised as follows:

	2011			2010
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Thailand floods	201.7	3.8		—	—
Japan earthquake and tsunami	470.2	8.8		—	—
New Zealand (Christchurch) earthquake	62.8	1.2		—	—
U.S. tornados	70.0	1.3		—	—
Denmark floods	26.9	0.5		—	—
Australian storms and Cyclone Yasi	26.5	0.5		—	—
Hurricane Irene	31.3	0.6		—	—
New Zealand earthquake	—	—		19.9	0.4
Chilean earthquake	—	—		137.2	3.0
Other	131.4	2.6		174.3	3.9

	1,020.8	19.3	points	331.4	7.3	points

(1)	Net of reinstatement premiums.

The underwriting results of the company’s insurance and reinsurance operations included 1.7 combined ratio points ($89.4) of net favourable development of prior years’ reserves in 2011 primarily related to net favourable development of prior years’ reserves at OdysseyRe, Northbridge, Advent and Fairfax Asia, partially offset by net adverse development of prior years’ reserves at Crum & Forster and Zenith National. The underwriting results of the company’s insurance and reinsurance operations included 1.7 combined ratio points ($76.0) of net favourable development of prior years’ reserves in 2010, primarily related to net favourable development of prior years’ reserves at OdysseyRe, Advent, Fairfax Asia and Northbridge, partially offset by net adverse development of prior years’ reserves at Zenith National, Crum & Forster and Group Re.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $42.5 increase in 2011 operating expenses compared to 2010 (after excluding the year-over-year impact of the consolidation of the operating expenses of Zenith National, First Mercury, Pacific Insurance and GFIC of $85.7, $39.4, $6.4 and $0.8 respectively) primarily related to non-recurring personnel costs in 2011 at Northbridge, Zenith National and Advent, increased

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax corporate overhead (principally legal expenses, partially offset by a non-recurring recovery of a corporate reinsurance recoverable in 2010 which was fully provided for in a prior period), restructuring costs at Northbridge in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance) and restructuring costs at Crum & Forster related to the integration of First Mercury, partially offset by decreased compensation costs at OdysseyRe (consistent with decreased underwriting profitability year-over-year) and at Northbridge (including the year-over-year impact of lower headcount and the curtailment of certain post retirement benefits) and decreased provisions for uncollectible reinsurance recoverable balances on paid losses at Runoff.

Other expenses of $740.7 (2010 – $541.0) in 2011 included the operating and other costs of Ridley of $619.7 (2010 – $538.7) and net losses related to repurchases of long term debt of $104.2 (2010 – $2.3). The remaining other expenses related to William Ashley and Sporting Life.

In 2011, the company reported net earnings attributable to shareholders of Fairfax of $45.1 ($0.31 net loss per basic and diluted share) compared to net earnings attributable to shareholders of Fairfax of $335.8 ($14.90 per basic share, $14.82 per diluted share) in 2010. The decrease in net earnings attributable to shareholders of Fairfax in 2011 compared to 2010 primarily reflected the significant catastrophe losses incurred in 2011 which contributed to the increased underwriting loss year-over-year, the decreased recovery of income taxes, the loss of $104.2 in 2011 related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes, decreased interest and dividend income, increased holding company and subsidiary company corporate overhead expenses and increased interest expense, partially offset by a significant year-over-year increase in net gains on investments and an improvement in the operating loss included in the Runoff reporting segment. Net earnings attributable to shareholders of Fairfax in 2010 also included the non-recurring benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in 2010 related to the acquisition of GFIC.

In 2010, the company reported net earnings attributable to shareholders of Fairfax of $335.8 ($14.90 per basic share, $14.82 per diluted share) compared to $856.8 ($43.99 per basic share, $43.75 per diluted share) under Canadian GAAP in 2009. The year-over-year decrease in net earnings primarily reflected decreased net gains on investments, the significant underwriting losses resulting from the Chilean earthquake, the Deepwater Horizon loss and other attritional catastrophes and increased interest expense, partially offset by the benefit attributable to the corporate income tax recovery in 2010, the reduction in net earnings attributable to non-controlling interests following the privatization of Northbridge and OdysseyRe during 2009, the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in 2010 related to the acquisition of GFIC, increased interest and dividend income and the reduced Runoff operating loss.

Common shareholders’ equity decreased in 2011 primarily as a result of the company’s payments of dividends on its common and preferred shares ($257.4), the actuarial losses on defined benefit plans ($22.5) recognized in retained earnings and the effect of decreased accumulated other comprehensive income (a decrease of $14.6 in 2011, primarily reflecting a net decrease in foreign currency translation), partially offset by net earnings attributable to shareholders of Fairfax ($45.1). Common shareholders’ equity at December 31, 2011 was $7,427.9 or $364.55 per basic share compared to $376.33 per basic share at December 31, 2010, representing a decrease per basic share in 2011 of 3.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or a decrease of 0.4% adjusted to include that dividend). The adoption of IFRS reduced book value per basic share at December 31, 2010 by $3.13 from book value per basic share of $379.46 previously reported under Canadian GAAP to $376.33 reported in accordance with IFRS.

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2011 and 2010. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re.

Year ended December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing Operations	Runoff	Other	Inter- company	Corporate & Other	Consolidated
Gross premiums written	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	122.0	–	(84.0)	–	6,743.5

Net premiums written	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	120.3	–	–	–	5,607.9

Net premiums earned	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	126.4	–	–	–	5,426.9

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)
Interest and dividends	100.2	124.9	(13.7)	259.1	47.4	517.9	–	–	–	–	517.9

Operating income (loss) before:	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	–	–	–	–	(236.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	–	–	592.7
Loss on repurchase of long term debt	–	(56.5)	–	(6.1)	–	(62.6)	–	–	–	(41.6)	(104.2)
Runoff	–	–	–	–	–	–	(27.6)	–	–	–	(27.6)
Other	–	–	–	–	–	–	–	13.3	–	–	13.3
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	–	(152.7)	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	–	62.6	(32.4)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	–	(131.7)	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

Year ended December 31, 2010
	Insurance			Reinsurance	Insurance and Reinsurance
								Other (animal nutrition)
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing Operations	Runoff		Inter- company	Corporate & Other	Consolidated
Gross premiums written	1,299.9	1,078.3	353.2	2,167.6	628.0	5,527.0	2.5	–	(166.6)	–	5,362.9

Net premiums written	985.0	919.5	157.4	1,853.6	530.5	4,446.0	3.0	–	–	–	4,449.0

Net premiums earned	996.6	1,000.1	155.0	1,885.5	536.0	4,573.2	7.4	–	–	–	4,580.6

Underwriting profit (loss)	(68.3)	(165.5)	16.6	95.1	(38.4)	(160.5)	–	–	–	–	(160.5)
Interest and dividends	126.2	100.9	38.8	248.5	45.0	559.4	–	–	–	–	559.4

Operating income (loss) before:	57.9	(64.6)	55.4	343.6	6.6	398.9	–	–	–	–	398.9
Net gains (losses) on investments	94.0	(49.2)	(14.2)	(109.7)	70.8	(8.3)	120.5	–	–	–	112.2
Loss on repurchase of long term debt	–	–	–	–	–	–	–	–	–	(2.3)	(2.3)
Runoff(1)	–	–	–	–	–	–	15.0	–	–	–	15.0
Other (animal nutrition)	–	–	–	–	–	–	–	10.4	–	–	10.4
Interest expense	–	(30.8)	–	(30.5)	(4.5)	(65.8)	(3.2)	(0.6)	–	(125.9)	(195.5)
Corporate overhead and other	(21.4)	(11.4)	(2.4)	(32.7)	(3.1)	(71.0)	–	–	–	(116.6)	(187.6)

Pre-tax income (loss)	130.5	(156.0)	38.8	170.7	69.8	253.8	132.3	9.8	–	(244.8)	151.1
Income taxes											186.9

Net earnings											338.0

Attributable to:
Shareholders of Fairfax											335.8
Non-controlling interests											2.2

											338.0

(1)

The Runoff segment includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 23 to the company’s consolidated financial statements for the year ended December 31, 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2011 and 2010 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major reporting segments. The segmented balance sheets have been prepared on the following basis:

(a)

The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes intercompany balances related to U.S. acquisition financing) and is prepared in accordance with IFRS and Fairfax’s accounting policies. Accordingly, these segmented balance sheets differ from those published by Crum & Forster, Zenith National and OdysseyRe primarily due to differences between IFRS and US GAAP. The segmented balance sheets of Northbridge, Crum & Forster, Zenith National, Fairfax Asia, OdysseyRe, Advent, Polish Re, Runoff and Other (Ridley) also include purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)

Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)

Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,241.9 as at December 31, 2011 ($1,659.9 at December 31, 2010) consisted of Fairfax debt of $2,080.6 ($1,498.1 at December 31, 2010) and other long term obligations, comprised of the purchase consideration payable of $152.2 ($158.6 at December 31, 2010) related to the TRG acquisition, TIG trust preferred securities of $9.1 ($9.1 at December 31, 2010) and includes the elimination of nil ($5.9 at December 31, 2010) primarily related to the OdysseyRe unsecured senior notes which were owned in Zenith National’s investment portfolio prior to being acquired by Fairfax (refer to note 15 to the consolidated financial statements for the year ended December 31, 2011).

Segmented Balance Sheet as at December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate & Other	Consolidated
Assets
Holding company cash and investments	14.3	21.1	–	167.0	–	202.4	–	–	824.3	1,026.7
Insurance contract receivables	311.3	391.3	84.7	701.1	191.8	1,680.2	62.2	–	(7.0)	1,735.4
Portfolio investments	3,250.1	5,004.7	809.2	8,099.8	1,609.6	18,773.4	4,299.3	6.6	386.7	23,466.0
Deferred premium acquisition costs	110.2	97.3	21.9	159.5	41.0	429.9	–	–	(14.0)	415.9
Recoverable from reinsurers	957.4	1,628.1	387.7	969.1	224.4	4,166.7	1,271.8	–	(1,240.4)	4,198.1
Deferred income taxes	62.2	165.1	–	230.1	28.6	486.0	16.9	–	125.3	628.2
Goodwill and intangible assets	222.5	635.7	29.9	158.2	16.7	1,063.0	0.2	46.3	5.7	1,115.2
Due from affiliates	208.2	19.0	5.1	6.5	21.6	260.4	80.8	–	(341.2)	–
Other assets	153.9	189.4	32.9	108.9	29.5	514.6	68.6	214.1	24.1	821.4
Investments in Fairfax affiliates	34.0	133.9	–	181.4	71.1	420.4	286.8	–	(707.2)	–

Total assets	5,324.1	8,285.6	1,371.4	10,781.6	2,234.3	27,997.0	6,086.6	267.0	(943.7)	33,406.9

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	1.0	–	1.0
Accounts payable and accrued liabilities	239.7	290.0	193.8	471.7	119.6	1,314.8	145.3	84.6	111.5	1,656.2
Income taxes payable	–	–	10.8	3.2	0.1	14.1	3.3	1.6	2.4	21.4
Short sale and derivative obligations	15.1	6.4	4.8	81.9	2.0	110.2	1.3	–	58.7	170.2
Due to affiliates	0.1	26.8	0.4	0.7	3.4	31.4	4.3	16.5	(52.2)	–
Funds withheld payable to reinsurers	8.0	318.1	43.7	29.0	0.1	398.9	24.0	–	(10.3)	412.6
Provision for losses and loss adjustment expenses	2,820.8	4,301.4	470.3	5,557.2	1,214.5	14,364.2	4,051.3	–	(1,183.3)	17,232.2
Provision for unearned premiums	686.0	692.7	187.3	739.5	216.2	2,521.7	25.6	–	(60.0)	2,487.3
Deferred income taxes	–	26.1	1.9	–	0.6	28.6	–	14.2	(42.8)	–
Long term debt	–	85.0	–	444.8	92.6	622.4	152.7	0.5	2,241.9	3,017.5

Total liabilities	3,769.7	5,746.5	913.0	7,328.0	1,649.1	19,406.3	4,407.8	118.4	1,065.9	24,998.4

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,554.4	2,539.1	452.9	3,453.6	585.2	8,585.2	1,678.8	148.6	(2,050.0)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	–	40.4	45.9

Total equity	1,554.4	2,539.1	458.4	3,453.6	585.2	8,590.7	1,678.8	148.6	(2,009.6)	8,408.5

Total liabilities and total equity	5,324.1	8,285.6	1,371.4	10,781.6	2,234.3	27,997.0	6,086.6	267.0	(943.7)	33,406.9

Capital
Debt	–	85.0	–	444.8	92.6	622.4	152.7	1.5	2,241.9	3,018.5
Investments in Fairfax affiliates	34.0	133.9	–	181.4	71.1	420.4	286.8	–	(707.2)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,520.4	2,405.2	452.9	3,272.2	514.1	8,164.8	1,392.0	148.6	(1,342.8)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	40.4	–	45.9

Total capital	1,554.4	2,624.1	458.4	3,898.4	677.8	9,213.1	1,831.5	190.5	191.9	11,427.0

% of total capital	13.6%	23.0%	4.0%	34.1%	5.9%	80.6%	16.0%	1.7%	1.7%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2010

	Insurance			Reinsurance	Insurance and Reinsurance
								Other (animal nutrition)
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff		Corporate & Other	Consolidated
Assets
Holding company cash and investments	36.6	13.5	–	39.9	–	90.0	–	–	1,450.7	1,540.7
Insurance contract receivables	335.4	294.8	66.8	571.1	131.0	1,399.1	78.9	–	(1.4)	1,476.6
Portfolio investments	3,301.6	4,491.4	693.2	7,671.4	1,742.1	17,899.7	3,729.4	1.1	346.0	21,976.2
Deferred premium acquisition costs	125.0	53.9	16.1	136.3	50.8	382.1	–	–	(25.1)	357.0
Recoverable from reinsurers	1,118.7	1,024.1	278.5	808.9	137.3	3,367.5	1,285.2	–	(895.7)	3,757.0
Deferred income taxes	27.0	91.6	–	163.3	35.0	316.9	71.0	10.0	92.6	490.5
Goodwill and intangible assets	233.7	511.1	5.5	156.0	18.4	924.7	–	21.9	2.5	949.1
Due from affiliates	235.5	–	1.7	192.5	0.1	429.8	17.7	–	(447.5)	–
Other assets	188.5	174.3	28.0	169.0	26.6	586.4	80.4	158.5	75.7	901.0
Investments in Fairfax affiliates	34.8	133.9	–	181.4	72.9	423.0	286.8	–	(709.8)	–

Total assets	5,636.8	6,788.6	1,089.8	10,089.8	2,214.2	25,819.2	5,549.4	191.5	(112.0)	31,448.1

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	2.2	–	2.2
Accounts payable and accrued liabilities	230.3	193.1	148.2	318.1	72.8	962.5	195.4	56.2	49.0	1,263.1
Income taxes payable	–	–	8.6	21.5	0.4	30.5	2.0	0.3	(1.1)	31.7
Short sale and derivative obligations	41.5	4.1	10.1	99.8	–	155.5	–	0.2	61.2	216.9
Due to affiliates	–	3.9	–	–	0.5	4.4	–	–	(4.4)	–
Funds withheld payable to reinsurers	12.6	266.1	37.9	38.3	–	354.9	25.3	–	(17.0)	363.2
Provision for losses and loss adjustment expenses	2,936.5	3,562.5	347.6	5,040.0	1,134.9	13,021.5	3,779.2	–	(751.4)	16,049.3
Provision for unearned premiums	718.7	457.5	137.6	662.8	212.1	2,188.7	27.0	–	(94.8)	2,120.9
Deferred income taxes	–	8.4	2.6	–	0.3	11.3	–	22.4	(33.7)	–
Long term debt	–	344.4	–	485.2	93.0	922.6	143.8	0.6	1,659.9	2,726.9

Total liabilities	3,939.6	4,840.0	692.6	6,665.7	1,514.0	17,651.9	4,172.7	81.9	867.7	22,774.2

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,697.2	1,948.6	392.4	3,424.1	700.2	8,162.5	1,376.7	109.6	(1,016.2)	8,632.6
Non-controlling interests	–	–	4.8	–	–	4.8	–	–	36.5	41.3

Total equity	1,697.2	1,948.6	397.2	3,424.1	700.2	8,167.3	1,376.7	109.6	(979.7)	8,673.9

Total liabilities and total equity	5,636.8	6,788.6	1,089.8	10,089.8	2,214.2	25,819.2	5,549.4	191.5	(112.0)	31,448.1

Capital
Debt	–	344.4	–	485.2	93.0	922.6	143.8	2.8	1,659.9	2,729.1
Investments in Fairfax affiliates	34.8	133.9	–	181.4	72.9	423.0	286.8	–	(709.8)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,662.4	1,814.7	392.4	3,242.7	627.3	7,739.5	1,089.9	109.6	(306.4)	8,632.6
Non-controlling interests	–	–	4.8	–	–	4.8	–	36.5	–	41.3

Total capital	1,697.2	2,293.0	397.2	3,909.3	793.2	9,089.9	1,520.5	148.9	643.7	11,403.0

% of total capital	14.9%	20.1%	3.5%	34.3%	7.0%	79.8%	13.3%	1.3%	5.6%	100.0%

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2011 and 2010.

Canadian Insurance – Northbridge(1)

	2011	2010
Underwriting profit (loss)	(30.2)	(68.3)

Loss & LAE – accident year	72.3%	73.8%
Commissions	14.5%	11.9%
Underwriting expenses	19.7%	21.3%

Combined ratio – accident year	106.5%	107.0%
Net favourable development	(3.7)%	(0.1)%

Combined ratio – calendar year	102.8%	106.9%

Gross premiums written	1,322.7	1,299.9

Net premiums written	1,098.5	985.0

Net premiums earned	1,072.2	996.6

Underwriting profit (loss)	(30.2)	(68.3)
Interest and dividends	100.2	126.2

Operating income	70.0	57.9
Net gains (losses) on investments	(162.0)	94.0

Pre-tax income (loss) before interest and other	(92.0)	151.9

Net earnings (loss)	(86.8)	106.1

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Underwriting results in 2011 improved relative to the underwriting results in 2010, with Northbridge reporting an underwriting loss of $30.2 and a combined ratio of 102.8% in 2011 compared to an underwriting loss of $68.3 and a combined ratio of 106.9% in 2010. Underwriting results in 2011 generally reflected the continuation of intense price competition within the Canadian commercial lines market where Northbridge competes, moderately higher levels of catastrophe losses comparable with those experienced in 2010 and increased net commission expenses, partially offset by lower operating expenses. Northbridge’s underwriting results in 2011 included 3.7 combined ratio points ($39.6) of net favourable development of prior years’ reserves in its large account, direct agent small-to-mid market and transportation segments, partially offset by net adverse development of prior years’ reserves in its broker small-to-mid market segment. The 2010 underwriting results included 0.1 of a combined ratio point ($1.2) of net favourable development of prior years’ reserves, primarily attributable to net favourable development in Northbridge’s large account, direct agent small-to-mid market and transportation segments, partially offset by net adverse development of prior years’ reserves in its broker small-to-mid market segment primarily attributable to pre-1990 liability claims reserves and increased provisions for uncollectable reinsurance recoverable and increased claims reserves on certain discontinued business. Northbridge’s underwriting results in 2011 included 2.6 combined ratio points ($28.2) of current year catastrophe losses primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms. Underwriting results in 2010 included 2.1 combined ratio points ($21.0) of current year catastrophe losses primarily related to the effects of the Goderich, Ontario tornado, flooding in the south and central United States, hailstorms in western Canada and the effects of Hurricane Igor. Northbridge’s expense ratio (excluding commissions) in 2011 improved year-over-year (19.7% in 2011, compared to 21.3% in 2010), largely due to lower general and administrative expenses and reduced employee compensation costs (including the year-over-year impact of lower headcount) and the curtailment of certain post retirement benefits. Northbridge’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

commission expense ratio of 14.5% in 2011 increased from 11.9% in 2010 primarily due to a non-recurring adjustment related to deferred policy acquisition costs, and the reduction in ceding commissions which resulted from the unearned premium portfolio transfer discussed below.

The full year impact in 2011 of underwriting actions undertaken by Northbridge including rate increases on renewal business and the non-renewal of unprofitable business, coupled with competitive pressures and industry-wide excess capacity within the Canadian commercial lines market, contributed to a year-over-year decline in gross premiums written of 2.3% (in Canadian dollar terms), despite nominal improvements in levels of new business, retentions of existing business and pricing experienced in the latter part of the year. Net premiums written increased by 7.1% (in Canadian dollar terms) in 2011 primarily as a result of an unearned premium portfolio transfer to reflect a reduction in participation by Group Re on a quota share reinsurance contract (participation decreased from 20% to 10% effective January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Excluding the effect of the unearned premium portfolio transfer, Northbridge’s net premiums written increased by 3.0% (in Canadian dollar terms) relative to 2010, principally as a result of the reduced quota share cessions to Group Re, partially offset by the challenging industry conditions described above. In 2011, net premiums earned increased by 3.3% (in Canadian dollar terms) relative to 2010, primarily due to reduced ongoing participation on the Group Re quota share reinsurance contract and the earning of premiums from the unearned premium portfolio transfer, partially offset by the challenging industry conditions described above.

In June 2011, Northbridge announced the planned combination of three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. This new brand will be comprised of Northbridge’s broker small-to-medium account, transportation, and large account segments, and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance will continue to operate as the company’s captive agency distribution arm and Zenith will continue to operate its direct personal lines business. In 2011, Northbridge incurred $18.4 in non-recurring restructuring charges, which were recorded in subsidiary corporate overhead and other expenses. Also included in subsidiary corporate overhead and other expenses for 2011 was a non-recurring expense related to personnel costs.

The impact of the significant year-over-year decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income (principally related to increased year-over-year holdings of cash and short term investments and lower yielding common stocks and increased investment expenses incurred in connection with total return swaps), partially offset by the decreased underwriting loss year-over-year produced a pre-tax loss before interest and other of $92.0 in 2011 compared to pre-tax income before interest and other of $151.9 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(215.6)	126.5
Equity hedges	41.7	(129.5)
Bonds	50.8	133.6
Preferred stocks	(5.9)	4.1
CPI-linked derivatives	(50.0)	(4.7)
Foreign currency	20.4	(35.6)
Other	(3.4)	(0.4)

Net gains (losses) on investments	(162.0)	94.0

Northbridge’s cash resources, excluding the impact of foreign currency translation, increased by $230.5 in 2011 compared to a decrease of $1.4 in 2010. Cash provided by operating activities was $139.2 in 2011, compared to $42.9 of net cash used in operating activities in 2010 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year improvement primarily attributable to lower income tax payments and amounts received from the aforementioned change in quota share reinsurance contract.

Northbridge’s average annual return on average equity over the past 26 years since inception in 1985 was 14.6% at December 31, 2011 (15.4% at December 31, 2010) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2011 and 2010.

	2011(1)	2010(1)
Assets
Holding company cash and investments	14.3	36.6
Insurance contract receivables	311.3	335.4
Portfolio investments	3,250.1	3,301.6
Deferred premium acquisition costs	110.2	125.0
Recoverable from reinsurers	957.4	1,118.7
Deferred income taxes	62.2	27.0
Goodwill and intangible assets	222.5	233.7
Due from affiliates	208.2	235.5
Other assets	153.9	188.5
Investment in Fairfax affiliates	34.0	34.8

Total assets	5,324.1	5,636.8

Liabilities
Accounts payable and accrued liabilities	239.7	230.3
Short sale and derivative obligations	15.1	41.5
Due to affiliates	0.1	–
Funds withheld payable to reinsurers	8.0	12.6
Provision for losses and loss adjustment expenses	2,820.8	2,936.5
Provision for unearned premiums	686.0	718.7

Total liabilities	3,769.7	3,939.6

Total equity	1,554.4	1,697.2

Total liabilities and total equity	5,324.1	5,636.8

(1)

These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009. Excluding these purchase accounting adjustments, Northbridge’s total equity was $1,386.2 at December 31, 2011 ($1,520.2 at December 31, 2010).

Northbridge’s balance sheet in U.S. dollars (including Fairfax-level purchase accounting adjustments) as at December 31, 2011 compared to December 31, 2010 reflected the currency translation effect of the appreciation of the U.S. dollar relative to the Canadian dollar (2011 year-end exchange rate of 0.9821 compared to 1.0064 at the end of 2010). Portfolio investments decreased in 2011 relative to 2010 principally as a result of net unrealized depreciation of investments (primarily common stocks) and the effect of foreign currency translation (portfolio investments in Canadian dollars increased slightly year-over-year), partially offset by cash provided by operating activities. Recoverable from reinsurers decreased in 2011 on a year-over-year basis primarily as a result of a reduction in participation by Group Re on a quota share reinsurance contract and the effect of foreign currency translation. The provision for losses and loss adjustment expenses decreased in 2011 relative to 2010 primarily as a result of the effect of foreign currency translation, the effect of net favourable development of prior years’ reserves, and the reduced year-over-year business volumes following underwriting actions taken by Northbridge including rate increases on renewal business and the non-renewal of unprofitable business, coupled with competitive pressures within the Canadian commercial lines market. Total equity decreased in 2011 by $142.8 compared to 2010, primarily reflecting the net loss of $86.8, decreased accumulated other comprehensive income (primarily as a result of unrealized foreign currency translation losses due to the appreciation of the U.S. dollar relative to the Canadian dollar) and the reduction of retained earnings due to actuarial losses arising during the year on pension and post retirement benefit plans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s investment in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
Ridley	31.8

U.S. Insurance

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Underwriting profit (loss)	(79.7)	(136.2)	(215.9)	(67.5)	(98.0)	(165.5)

Loss & LAE – accident year	71.6%	78.0%	73.7%	72.8%	80.2%	74.7%
Commissions	12.3%	10.1%	11.5%	12.1%	9.9%	11.5%
Underwriting expenses	20.3%	34.5%	25.0%	22.8%	37.2%	26.7%

Combined ratio – accident year	104.2%	122.6%	110.2%	107.7%	127.3%	112.9%
Net adverse development	3.7%	4.9%	4.1%	1.5%	9.1%	3.6%

Combined ratio – calendar year	107.9%	127.5%	114.3%	109.2%	136.4%	116.5%

Gross premiums written	1,327.7	536.4	1,864.1	886.0	192.3	1,078.3

Net premiums written	1,076.9	524.2	1,601.1	733.4	186.1	919.5

Net premiums earned	1,008.8	495.8	1,504.6	731.2	268.9	1,000.1

Underwriting profit (loss)	(79.7)	(136.2)	(215.9)	(67.5)	(98.0)	(165.5)
Interest and dividends	76.8	48.1	124.9	71.1	29.8	100.9

Operating income (loss)	(2.9)	(88.1)	(91.0)	3.6	(68.2)	(64.6)
Net gains (losses) on investments	40.5	177.6	218.1	(26.1)	(23.1)	(49.2)
Loss on repurchase of long term debt	(56.5)	–	(56.5)	–	–	–

Pre-tax income (loss) before interest and other	(18.9)	89.5	70.6	(22.5)	(91.3)	(113.8)

Net earnings (loss)	(1.8)	54.3	52.5	(15.6)	(58.5)	(74.1)

(1)

These results differ from those published by Zenith National primarily due to differences between IFRS and US GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster entered into a reinsurance agreement (the “Reinsurance Agreement”) pursuant to which Runoff (Clearwater Insurance) effectively reinsured 100% of Crum & Forster’s net latent exposures through the cession to US Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998 exclusive of workers’ compensation and surety related liabilities. Pursuant to the Reinsurance Agreement, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. In its assessment of the 2011 performance of Crum & Forster and Runoff, the company’s management does not consider the initial effects of the Reinsurance Agreement and accordingly, the tables above which set out the operating results of Crum & Forster do not give effect to this transaction. Had the Reinsurance Agreement been reflected in the tables above, net premiums written and net premiums earned would have decreased by $334.5 and ceded losses on claims would have increased by $334.5 with the result that Crum & Forster’s underwriting profit would be unchanged in 2011. The 2011 balance sheet for Crum & Forster includes a decrease in portfolio investments of $334.5 and an increase in recoverable from reinsurers of $334.5 in connection with this transaction. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster in future periods and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of First Mercury. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The assets, liabilities and results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011 business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011 have not been restated as the impact was not significant. On May 20, 2010, the company completed the acquisition of Zenith National. The assets, liabilities and results of operations of Zenith National since acquisition were included in the Insurance – U.S. reporting segment (formerly known as the U.S. Insurance – Crum & Forster reporting segment prior to May 20, 2010). For each of the acquisitions described above, the company acquired all of the outstanding common shares of the acquiree other than those common shares already owned by Fairfax and its affiliates.

The integration of Crum & Forster and First Mercury is proceeding on schedule including the combination of the excess and surplus lines casualty and professional liability lines of each company. First Mercury’s property business has been merged into Crum & Forster’s Seneca division. During the third quarter of 2011, Crum & Forster launched AMC/Fairmont Insurance Services – a single brand under which First Mercury’s specialty petroleum business was integrated with Fairmont Specialty. Subsequent to the acquisition of First Mercury, Crum & Forster’s businesses include standard lines which is primarily comprised of workers’ compensation, commercial auto and general liability coverages written on an admitted basis through Crum & Forster’s branch network and specialty lines which primarily includes the First Mercury excess and surplus lines casualty business, Fairmont Specialty businesses referenced above as well as accident and health, niche business written by Seneca, professional liability, and other specialty products.

Crum & Forster

Crum & Forster’s underwriting loss of $79.7 and combined ratio of 107.9% in 2011, compared to an underwriting loss of $67.5 and a combined ratio of 109.2% in 2010, generally reflected the continuation in 2011 of the impact of the weak U.S. economy and the continuing challenging conditions in commercial lines markets. The underwriting results of Crum & Forster in 2011 included 3.7 combined ratio points ($37.3) of net adverse development of prior years’ reserves, primarily related to workers’ compensation and latent liability reserves, partially offset by a reduction in the provision for uncollectible reinsurance recoverables, compared to the underwriting results in 2010 which included 1.5 combined ratio points ($11.3) of net adverse development of prior years’ reserves, principally related to general liability and workers’ compensation lines for recent accident years and reserve strengthening related to two large prior year claims in general liability and surety lines, partially offset by net favourable emergence in umbrella lines and a reduction in unallocated loss adjustment expense reserves. Crum & Forster’s underwriting results in 2011 also included the underwriting profit of First Mercury of $1.9 (combined ratio of 99.1%) since its acquisition on February 9, 2011. Catastrophe losses of $9.9 (primarily related to the impact of the U.S. tornados and Hurricane Irene on the U.S. northeast and the impact of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake on First Mercury) added 0.9 of a combined ratio point to the underwriting results in 2011 compared to $3.2 of catastrophe losses (0.4 of a combined ratio point) included in the 2010 underwriting results (primarily related to winter storm activity in the U.S. northeast). Crum & Forster’s expense ratio (excluding commissions and the impact related to the consolidation of First Mercury) improved to 21.2% in 2011 compared to 22.8% in 2010, primarily as a result of a 9.9% increase in net premiums earned relative to a marginal increase in underwriting operating expenses.

First Mercury’s underwriting profit of $1.9 and combined ratio of 99.1% for the period of February 9, 2011 to December 31, 2011 included $3.8 of catastrophe losses, primarily related to the Japan earthquake and tsunami. Excluding catastrophe losses, First Mercury would have reported an underwriting profit of $5.7 and a combined ratio of 97.2%.

U.S. commercial lines market conditions continued to reflect industry-wide excess capacity and pricing weakness in property and casualty lines affecting both renewals and new business. Despite challenging market conditions, Crum & Forster’s focus on growing its specialty businesses resulted in year-over-year increases of 15.3% and 14.4% in gross premiums written and net premiums written respectively in 2011 (excluding $306.0 and $237.8 of gross premiums written and net premiums written by First Mercury in 2011 respectively). Growth in Crum & Forster’s

FAIRFAX FINANCIAL HOLDINGS LIMITED

specialty lines of business (primarily at its Seneca and AMC/Fairmont divisions including its accident and health line of business) increased gross premiums written by $135.1 or 24.8% in 2011 (excluding gross premiums written by First Mercury) compared to 2010. Gross premiums written in 2011 in Crum & Forster’s standard lines business also increased by $18.2 or 6.1% year-over-year, principally as a result of an improvement in opportunities to write and retain business at higher rates within its commercial lines and risk management profit centres (principally workers’ compensation). Net premiums earned increased by 9.9% in 2011 (excluding net premiums earned by First Mercury of $205.4) compared to 2010, consistent with the growth in net premiums written experienced in 2011.

Interest and dividend income increased in 2011 to $76.8 from $71.1 in 2010 (primarily as a result of decreased interest expense on funds withheld payable to reinsurers and increased interest and dividends earned on a larger average investment portfolio on a year-over-year basis as a result of the consolidation of First Mercury). The combination of the loss incurred on the repurchase of a portion of Crum & Forster’s unsecured senior notes (discussed below) and the increased underwriting loss, partially offset by the year-over-year increase in net gains on investments (as set out in the table below) and increased interest and dividend income produced a pre-tax loss before interest and other of $18.9 in 2011 compared to a pre-tax loss before interest and other of $22.5 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(196.6)	133.9
Equity hedges	69.7	(258.6)
Bonds	195.5	52.5
Preferred stocks	(0.1)	(4.7)
CPI-linked derivatives	(39.0)	7.8
Credit default swaps	9.5	3.1
Gain on disposition of associate	–	39.2
Other	1.5	0.7

Net gains (losses) on investments	40.5	(26.1)

Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $152.6 in 2011 compared to an increase of $196.1 in 2010. Cash used in operating activities was $15.4 in 2011, compared to $183.5 in 2010 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year improvement primarily attributable to lower net paid losses and higher premium collections.

Crum & Forster paid dividends to Fairfax of $104.0 and $486.0 (including an extraordinary dividend of $350.0) in 2011 and 2010, respectively.

Crum & Forster’s net loss for the year ended December 31, 2011 produced a loss on average equity of 0.2% (1.4% loss on average equity for the year ended December 31, 2010). Crum & Forster’s cumulative net earnings since acquisition on August 13, 1998 have been $1,573.2, and its annual return on average equity since acquisition has been 11.4% (12.3% at December 31, 2010).

Zenith National

Zenith National reported an underwriting loss of $136.2 and a combined ratio of 127.5% in 2011, compared to an underwriting loss of $98.0 and a combined ratio of 136.4% in the period from May 21 (date of acquisition) through December 31 of 2010. The underwriting results in 2011 included $24.5 (4.9 combined ratio points) of net adverse development of prior years’ reserves, primarily as a result of increased paid loss cost trends for recent accident years (moderated to some extent by an increased number of claim settlements) and increased frequency of late reported indemnity claims related to the 2010 accident year. The underwriting results in the period from May 21 through December 31 of 2010 included $24.4 (9.1 combined ratio points) of net adverse development of prior years’ reserves, primarily reflecting the increased severity in claims cost trends experienced during 2010. Net premiums earned during 2011 increased year-over-year by 15.8%, reflecting Zenith National’s ability to write new business and retain existing customers at higher prices as the economic and competitive environment continues to change for workers’ compensation business. The calculation of the year-over-year growth in net premiums earned of 15.8% in 2011 includes the portion of the period in 2010 prior to the acquisition by Fairfax which is not reflected in the tables above. Underwriting losses are primarily the result of fixed operating expenses in relation to Zenith National’s premium volume. The expense ratio in 2011 has decreased year-over-year reflecting the increase in net premiums earned in 2011 compared to 2010.

Net gains on investments of $177.6 (as set out in the table below) and interest and dividend income of $48.1, partially offset by the underwriting loss of $136.2, produced pre-tax income before interest and other of $89.5 in 2011. During the period from May 21 through December 31 of 2010, net losses on investments of $23.1 (as set out in the table below) and interest and dividend income of $29.8, partially offset the underwriting loss of $98.0 which produced a pre-tax loss before interest and other of $91.3.

	2011	2010
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	(35.4)	5.9
Equity hedges	9.7	–
Bonds	206.0	(35.4)
Preferred stocks	(2.8)	4.1
Other	0.1	2.3

Net gains (losses) on investments	177.6	(23.1)

At December 31, 2011, Zenith National had cash and cash equivalents of $16.7. Cash provided by operating activities was $5.0 in 2011, compared to cash used in operating activities of $61.4 for the period May 21 through December 31 of 2010 (excluding cash flow activity related to securities recorded as at FVTPL).

Zenith National paid dividends to Fairfax and its affiliates of $40.0 and $282.9 in 2011 and 2010, respectively.

Set out below are the balance sheets for U.S. Insurance as at December 31, 2011 and 2010.

	2011			2010
	Crum & Forster	Zenith National(1)	Total	Crum & Forster	Zenith National(1)	Total
Assets
Holding company cash and investments	1.6	19.5	21.1	1.4	12.1	13.5
Insurance contract receivables	226.7	164.6	391.3	158.0	136.8	294.8
Portfolio investments	3,303.4	1,701.3	5,004.7	2,920.3	1,571.1	4,491.4
Deferred premium acquisition costs	93.2	4.1	97.3	49.6	4.3	53.9
Recoverable from reinsurers	1,430.2	197.9	1,628.1	803.2	220.9	1,024.1
Deferred income taxes	165.1	–	165.1	91.6	–	91.6
Goodwill and intangible assets	155.3	480.4	635.7	22.8	488.3	511.1
Due from affiliates	19.0	–	19.0	–	–	–
Other assets	116.1	73.3	189.4	76.7	97.6	174.3
Investments in Fairfax affiliates	133.9	–	133.9	133.9	–	133.9

Total assets	5,644.5	2,641.1	8,285.6	4,257.5	2,531.1	6,788.6

Liabilities
Accounts payable and accrued liabilities	234.3	55.7	290.0	135.2	57.9	193.1
Short sale and derivative obligations	4.3	2.1	6.4	4.1	–	4.1
Due to affiliates	26.8	–	26.8	2.6	1.3	3.9
Funds withheld payable to reinsurers	318.0	0.1	318.1	266.1	–	266.1
Provision for losses and loss adjustment expenses	3,079.2	1,222.2	4,301.4	2,389.1	1,173.4	3,562.5
Provision for unearned premiums	501.7	191.0	692.7	295.8	161.7	457.5
Deferred income taxes	–	26.1	26.1	–	8.4	8.4
Long term debt	47.0	38.0	85.0	306.4	38.0	344.4

Total liabilities	4,211.3	1,535.2	5,746.5	3,399.3	1,440.7	4,840.0

Total equity	1,433.2	1,105.9	2,539.1	858.2	1,090.4	1,948.6

Total liabilities and total equity	5,644.5	2,641.1	8,285.6	4,257.5	2,531.1	6,788.6

(1)

These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National’s IFRS total equity was $707.5 at December 31, 2011 ($687.2 at December 31, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to the U.S. Insurance balance sheet as at December 31, 2011 as compared to December 31, 2010 primarily reflected the acquisition of First Mercury by Fairfax which was subsequently contributed to Crum & Forster and the impact of the Reinsurance Agreement with Runoff (Clearwater Insurance). Portfolio investments at Crum & Forster increased in 2011 relative to 2010 principally as a result of the consolidation of First Mercury’s portfolio investments of $822.3 and net realized and unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds), partially offset by $334.5 of consideration paid to Runoff related to the transfer of Crum & Forster’s net latent exposures pursuant to the Reinsurance Agreement, net unrealized depreciation of common stocks and $104.0 of dividends paid to Fairfax. The increase in recoverable from reinsurers at Crum & Forster in 2011 on a year-over-year basis primarily related to the impact of the Reinsurance Agreement ($334.5) and the consolidation of First Mercury’s recoverable from reinsurers ($252.3). The increase in goodwill and intangible assets in 2011 compared to 2010 primarily reflected $79.5 and $54.7 of goodwill and intangible assets respectively acquired in connection with First Mercury. The consolidation of First Mercury by Crum & Forster was the principal factor which caused funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums to increase in 2011 relative to 2010. Total equity at Crum & Forster increased by $575.0 in 2011 compared to 2010 primarily reflecting the contribution by Fairfax of First Mercury to Crum & Forster ($294.3) and capital contributions from Fairfax to fund the repayment of First Mercury’s short term debt ($31.3) and to fund the repurchase of $323.8 aggregate principal amount of Crum & Forster’s unsecured senior notes due 2017 ($359.3), partially offset by the aforementioned dividends paid of $104.0. Long term debt decreased in 2011 relative to 2010 following the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017, partially offset by the consolidation of First Mercury’s trust preferred securities net of subsequent redemptions and repurchases of those securities.

Portfolio investments at Zenith National increased in 2011 relative to 2010 principally as a result of net realized and unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds), partially offset by net unrealized depreciation of common stocks. The increase in provision for losses and loss adjustment expenses at Zenith National in 2011 compared to 2010 reflected higher year-over-year business volumes as a result of growth in new business and increased retention rates at higher prices. Total equity at Zenith National increased by $15.5 in 2011 compared to 2010 primarily as a result of net earnings of $54.3, partially offset by dividends paid to Fairfax and its affiliates of $40.0.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
TRG Holdings	1.4
Advent	14.8
OdysseyRe	9.8
Zenith National	2.0

Asian Insurance – Fairfax Asia

	2011	2010
Underwriting profit	34.4	16.6

Loss & LAE – accident year	81.6%	84.0%
Commissions	2.3%	1.4%
Underwriting expenses	9.3%	10.3%

Combined ratio – accident year	93.2%	95.7%
Net favourable development	(10.0)%	(6.4)%

Combined ratio – calendar year	83.2%	89.3%

Gross premiums written	451.7	353.2

Net premiums written	213.7	157.4

Net premiums earned	204.1	155.0

Underwriting profit	34.4	16.6
Interest and dividends	(13.7)	38.8

Operating income	20.7	55.4
Net gains (losses) on investments	(15.6)	(14.2)

Pre-tax income before interest and other	5.1	41.2

Net earnings (loss)	(6.9)	34.8

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank). On March 24, 2011, the company completed the acquisition of Pacific Insurance. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The assets, liabilities and results of operations of Pacific Insurance since acquisition were included in the Insurance – Fairfax Asia reporting segment.

Underwriting results for Fairfax Asia in 2011 featured an underwriting profit of $34.4 and a combined ratio of 83.2%, compared to an underwriting profit of $16.6 and a combined ratio of 89.3% in 2010, with 2011 reflecting combined ratios of 73.2%, 99.7% and 95.3% for First Capital, Falcon and Pacific Insurance respectively. Gross premiums written, net premiums written and net premiums earned increased by 13.2% 13.6% and 12.1% during 2011 respectively (excluding gross premiums written, net premiums written and net premiums earned by Pacific Insurance of $51.9, $34.9 and $30.4 respectively) primarily as a result of increased writings of professional indemnity, commercial automobile and property business and the favourable effect of foreign currency translation at First Capital and increased business volume in commercial automobile and general liability lines of business at Falcon. The 2011 underwriting results included 10.0 combined ratio points ($20.4) of net favourable development of prior years’ reserves primarily attributable to net favourable emergence related to commercial automobile, marine hull and workers’ compensation claims (compared to 6.4 combined ratio points ($10.0) of net favourable development of prior years’ reserves in 2010, primarily related to net favourable emergence related to workers’ compensation claims).

Interest and dividend income in 2011 included the company’s share of the loss of ICICI Lombard of $36.1 (compared to the company’s share of the profit of ICICI Lombard of $19.5 in 2010). The company’s share of the loss of ICICI Lombard in 2011 primarily resulted from reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool. Fairfax Asia’s interest and dividend income excluding its share of the profit and loss of associates increased to $21.9 in 2011 from $16.6 in 2010 primarily as a result of increased interest and dividends earned on a larger average investment portfolio as a result of the consolidation of Pacific Insurance. The year-over-year decrease in interest and dividend income and the increased net losses on investments (as set out in the table below), partially offset by increased underwriting profit, produced pre-tax income before interest and other of $5.1 in 2011 compared to pre-tax income before interest and other of $41.2 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(16.2)	3.8
Equity hedges	8.3	(12.6)
Bonds	(12.9)	4.6
Preferred stocks	1.2	1.7
Foreign currency	3.8	(11.7)
Other	0.2	–

Net gains (losses) on investments	(15.6)	(14.2)

As at December 31, 2011, the company had invested a total of $107.9 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment at $67.1 using the equity method of accounting (fair value of $230.4 as disclosed in note 6 to the consolidated financial statements for the year ended December 31, 2011). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the nine month period ended December 31, 2011, ICICI Lombard’s gross premiums written increased in Indian rupees by 25.2% over the comparable 2010 period, with a combined ratio of 101.0% on an Indian GAAP basis. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2011 as recent new entrants continue to increase their market share. With a 9.7% market share, 4,140 employees and 308 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2011 and 2010:

	2011	2010
Assets
Insurance contract receivables	84.7	66.8
Portfolio investments	809.2	693.2
Deferred premium acquisition costs	21.9	16.1
Recoverable from reinsurers	387.7	278.5
Goodwill and intangible assets	29.9	5.5
Due from affiliates	5.1	1.7
Other assets	32.9	28.0

Total assets	1,371.4	1,089.8

Liabilities
Accounts payable and accrued liabilities	193.8	148.2
Income taxes payable	10.8	8.6
Short sale and derivative obligations	4.8	10.1
Due to affiliates	0.4	–
Funds withheld payable to reinsurers	43.7	37.9
Provision for losses and loss adjustment expenses	470.3	347.6
Provision for unearned premiums	187.3	137.6
Deferred income taxes	1.9	2.6

Total liabilities	913.0	692.6

Total equity	458.4	397.2

Total liabilities and total equity	1,371.4	1,089.8

Significant changes to the Fairfax Asia balance sheet as at December 31, 2011 compared to December 31, 2010, primarily reflected the acquisition of 100% of Pacific Insurance which added $81.2, $43.6, $53.0 and $38.0 to portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums respectively with the remainder of the increases in those balances primarily related to growth in year-over-year business volumes in commercial automobile, professional indemnity, property and general liability lines of business, partially offset by the modest effect of foreign currency translation at First Capital reflecting the appreciation of the U.S. dollar relative to the Singapore dollar. The increase in goodwill and intangible assets in 2011 compared to 2010 primarily reflected $25.5 of goodwill acquired in connection with Pacific Insurance. Total equity at Fairfax Asia increased by $61.2 in 2011 compared to 2010 primarily reflecting capital contributions from Fairfax to fund the acquisition of Pacific Insurance ($71.5) and the participation in an ICICI Lombard rights offering ($19.8), partially offset by decreased accumulated other comprehensive income (primarily as a result of unrealized foreign currency translation losses related to ICICI Lombard and First Capital due to the appreciation of the U.S. dollar relative to the Indian Rupee and Singapore dollar respectively) and the net loss of $6.9.

Reinsurance – OdysseyRe(1)

	2011	2010
Underwriting profit (loss)	(336.0)	95.1

Loss & LAE – accident year	92.6%	70.0%
Commissions	17.4%	18.4%
Underwriting expenses	9.3%	10.2%

Combined ratio – accident year	119.3%	98.6%
Net favourable development	(2.6)%	(3.6)%

Combined ratio – calendar year	116.7%	95.0%

Gross premiums written	2,420.7	2,167.6

Net premiums written	2,089.7	1,853.6

Net premiums earned	2,014.7	1,885.5

Underwriting profit (loss)	(336.0)	95.1
Interest and dividends	259.1	248.5

Operating income (loss)	(76.9)	343.6
Net gains (losses) on investments	142.0	(109.7)
Loss on repurchase of long term debt	(6.1)	–

Pre-tax income before interest and other	59.0	233.9

Net earnings	14.3	171.1

(1)

These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe on October 27, 2009.

As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater Insurance in the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater Insurance is an insurance company which has been in runoff since 1999.

OdysseyRe reported an underwriting loss of $336.0 and a combined ratio of 116.7% in 2011, compared to an underwriting profit of $95.1 and a combined ratio of 95.0% in 2010. The underwriting loss primarily resulted from the significant levels of current period catastrophe losses experienced in 2011 which added 36.7 combined ratio points ($734.8 net of reinstatement premiums) compared to current period catastrophe losses incurred in 2010 which added 11.6 combined ratio points ($217.8 net of reinstatement premiums) as set out in the table below. The combined ratio in 2010 also included 1.6 combined ratio points ($30.7 net of reinstatement premiums) related to the Deepwater Horizon loss. The 2011 underwriting results included 2.6 combined ratio points ($51.4) attributable to net favourable development of prior years’ reserves at each of OdysseyRe’s divisions, particularly in the Americas division which reported net favourable emergence on prior years’ catastrophe loss reserves and in the U.S. Insurance division which reported net favourable emergence on the loss reserves of its healthcare and financial products lines of business. The 2010 underwriting results included 3.6 combined ratio points ($68.0) attributable to net favourable development of prior years’ reserves at each of OdysseyRe’s divisions, particularly in the U.S. Insurance division which reported net favourable emergence on the loss reserves of its healthcare line of business and in the London Market division which reported net favourable development on its casualty line of business. OdysseyRe’s expense ratio (excluding commissions) decreased modestly (9.3% in 2011 compared to 10.2% in 2010) primarily as a result of reduced compensation expenses (consistent with decreased underwriting profitability year-over-year) and lower legal expenses in 2011 compared to 2010 and also reflected the benefit of the year-over-year increase of 6.9% in net premiums earned. OdysseyRe’s commission expense ratio of 17.4% in 2011 (compared to 18.4% in 2010), reflected decreased commission rates paid on the crop insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

business and the benefit of $27.7 ($4.4 in 2010) of reinstatement premiums earned which do not attract commissions.

	2011			2010
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Japan earthquake and tsunami	381.1	18.9		–	–
Thailand floods	150.0	7.4		–	–
New Zealand (Christchurch) earthquake	28.1	1.4		–	–
U.S. tornados	26.3	1.3		–	–
Denmark floods	16.5	0.8		–	–
Hurricane Irene	17.9	0.9		–	–
Australian storms and Cyclone Yasi	7.0	0.3		–	–
New Zealand earthquake	–	–		15.4	0.8
Chilean earthquake	–	–		86.5	4.6
Windstorm Xynthia	–	–		14.4	0.8
Other	107.9	5.7		101.5	5.4

	734.8	36.7	points	217.8	11.6	points

(1)	Net of reinstatement premiums.

Gross premiums written in 2011 increased by 11.7% to $2,420.7 from $2,167.6 in 2010 and included increases of 21.7%, 12.8% (10.7% excluding the favourable impact of foreign currency translation), 6.0%, and 6.3% in the US Insurance, EuroAsia, Americas and London Market divisions, respectively. Net premiums written of $2,089.7 in 2011 increased 12.7% from $1,853.6 in 2010 reflecting increased writings year-over-year across many of OdysseyRe’s lines of business (including property, crop, marine and tribal lines of business), reinstatement premiums related to the Japan earthquake and tsunami and the impact of the timing of the renewal of certain professional liability policies, partially offset by the cancellation of certain insurance business where rates were considered inadequate and planned reductions in writings of casualty treaty lines of business. Net premiums earned during 2011 increased year-over-year by 6.9% as a result of the timing of the earnings of net premiums written during 2011.

Interest and dividend income in 2011 increased by $10.6 or 4.3% in 2011 compared to 2010, primarily as a result of increased interest and dividends earned on a larger average investment portfolio year-over-year and increased share of profit of associates, partially offset by increased investment expenses incurred in connection with total return swaps. The year-over-year deterioration in underwriting profitability and the loss of $6.1 related to the repurchase of a portion of OdysseyRe’s unsecured senior notes (described below), partially offset by increased net gains on investments (as set out in the table below) and a modest year-over-year increase in interest and dividend income, produced pre-tax income before interest and other of $59.0 in 2011 compared to pre-tax income before interest and other of $233.9 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(251.1)	253.0
Equity hedges	151.2	(327.9)
Bonds	416.7	1.1
Preferred stocks	(0.6)	(6.4)
CPI-linked derivatives	(120.0)	19.8
Foreign currency	(52.7)	(63.9)
Gain on disposition of associate	–	18.7
Other	(1.5)	(4.1)

Net gains (losses) on investments	142.0	(109.7)

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $559.1 in 2011 compared to an increase of $147.9 in 2010. Cash provided by operating activities was $163.8 in 2011, compared to $92.2 in 2010 (excluding operating cash flow activity related to securities recorded as at FVTPL), with the year-over-year change primarily attributable to increased premium writings and a decrease in taxes paid in 2011.

Set out below are the balance sheets for OdysseyRe as at December 31, 2011 and 2010:

	2011(1)	2010(1)
Assets
Holding company cash and investments	167.0	39.9
Insurance contract receivables	701.1	571.1
Portfolio investments	8,099.8	7,671.4
Deferred premium acquisition costs	159.5	136.3
Recoverable from reinsurers	969.1	808.9
Deferred income taxes	230.1	163.3
Goodwill and intangible assets	158.2	156.0
Due from affiliates	6.5	192.5
Other assets	108.9	169.0
Investments in Fairfax affiliates	181.4	181.4

Total assets	10,781.6	10,089.8

Liabilities
Accounts payable and accrued liabilities	471.7	318.1
Income taxes payable	3.2	21.5
Short sale and derivative obligations	81.9	99.8
Due to affiliates	0.7	–
Funds withheld payable to reinsurers	29.0	38.3
Provision for losses and loss adjustment expenses	5,557.2	5,040.0
Provision for unearned premiums	739.5	662.8
Long term debt	444.8	485.2

Total liabilities	7,328.0	6,665.7

Total equity	3,453.6	3,424.1

Total liabilities and total equity	10,781.6	10,089.8

(1)

These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s IFRS total equity was $3,344.6 at December 31, 2011 ($3,315.2 at December 31, 2010).

Changes to the balance sheet of OdysseyRe as at December 31, 2011 compared to December 31, 2010 reflected the effect of the appreciation of the U.S. dollar relative to the principal currencies in which OdysseyRe’s divisions conduct significant business (the Euro, the Canadian dollar and the British pound sterling). The increases to insurance contract receivables (primarily related to premiums receivable), recoverable from reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums in 2011 relative to 2010 principally related to increased year-over-year business volumes resulting from growth across many of OdysseyRe’s lines of business including property, crop, marine and tribal lines of business. Portfolio investments increased in 2011 relative to 2010 principally as a result of net unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds) and cash provided by operating activities, partially offset by net unrealized depreciation of common stocks. The increase in recoverable from reinsurers in 2011 on a year-over-year basis reflects losses ceded to reinsurers principally related to the Japan earthquake and tsunami. Deferred income taxes increased in 2011 on a year-over-year basis primarily as a result of foreign tax credits which are available to reduce U.S. income taxes payable in future periods and increased net unrealized losses on investments. Due from affiliates of $6.5 in 2011 decreased from $192.5 in 2010 primarily as a result of repayments made by Fairfax on an intercompany revolving line of credit with OdysseyRe including cash repaid to OdysseyRe to fund its repurchase

FAIRFAX FINANCIAL HOLDINGS LIMITED

of $42.1 aggregate principal amount of its unsecured senior notes due 2013. The increase in accounts payable and accrued liabilities in 2011 compared to 2010 reflects OdysseyRe’s obligation to reimburse the government agency responsible for managing crop insurance in the U.S. for crop losses it paid on behalf of OdysseyRe. The provision for loss and loss adjustment expenses increased in 2011 relative to 2010 principally as a result of the significant catastrophe losses incurred by OdysseyRe during 2011, primarily related to the Japan earthquake and tsunami, the Thailand floods and the New Zealand (Christchurch) earthquake, partially offset by the effects of foreign currency translation (principally related to claims liabilities denominated in the British pound sterling and the Euro). Long term debt decreased in 2011 relative to 2010 following the repurchase by OdysseyRe of $42.1 aggregate principal amount (inclusive of $6.2 principal amount owned by Zenith National) of its unsecured senior notes due 2013. Total equity at OdysseyRe increased by $29.5 in 2011 compared to 2010 primarily as a result of increased accumulated other comprehensive income (primarily as a result of $16.6 of unrealized foreign currency translation gains arising on OdysseyRe’s non-U.S. dollar functional currency foreign operations) and net earnings of $14.3.

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
Fairfax Asia	17.4
Advent	18.3
Zenith National	6.2

Insurance and Reinsurance – Other

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)

Loss & LAE – accident year	118.7%	131.3%	73.3%	82.8%	–	115.2%
Commissions	23.2%	23.4%	19.2%	(7.9)%	–	21.9%
Underwriting expenses	1.6%	19.0%	7.9%	120.1%	–	11.7%

Combined ratio – accident year	143.5%	173.7%	100.4%	195.0%	–	148.8%
Net (favourable) adverse development	(3.7)%	(20.5)%	8.4%	2.6%	–	(7.9)%

Combined ratio – calendar year	139.8%	153.2%	108.8%	197.6%	–	140.9%

Gross premiums written	184.5	326.1	105.2	102.8	(72.3)	646.3

Net premiums written	180.7	193.9	87.7	22.3	–	484.6

Net premiums earned	221.7	189.3	83.1	10.8	–	504.9

Underwriting profit (loss)	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)
Interest and dividends	23.4	18.1	4.0	1.9	–	47.4

Operating income (loss)	(64.8)	(82.6)	(3.3)	(8.6)	–	(159.3)
Net gains (losses) on investments	(45.9)	55.8	9.3	2.9	–	22.1

Pre-tax income (loss) before interest and other	(110.7)	(26.8)	6.0	(5.7)	–	(137.2)

Net earnings (loss)	(111.6)	(31.0)	4.6	(7.2)	–	(145.2)

	2010
	Group Re	Advent(1)	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)

Loss & LAE – accident year	72.8%	89.7%	79.7%	–	–	80.6%
Commissions	24.8%	22.9%	17.0%	–	–	23.0%
Underwriting expenses	1.6%	15.5%	8.1%	–	–	9.6%

Combined ratio – accident year	99.2%	128.1%	104.8%	–	–	113.2%
Net (favourable) adverse development	4.1%	(19.7)%	(0.4)%	–	–	(6.0)%

Combined ratio – calendar year	103.3%	108.4%	104.4%	–	–	107.2%

Gross premiums written	243.3	318.9	81.7	35.0	(50.9)	628.0

Net premiums written	243.3	214.3	68.2	4.7	–	530.5

Net premiums earned	250.8	214.8	69.6	0.8	–	536.0

Underwriting profit (loss)	(8.2)	(18.0)	(3.0)	(9.2)	–	(38.4)
Interest and dividends	24.4	16.7	3.0	0.9	–	45.0

Operating income (loss)	16.2	(1.3)	–	(8.3)	–	6.6
Net gains (losses) on investments	72.4	(6.7)	0.2	4.9	–	70.8

Pre-tax income (loss) before interest and other	88.6	(8.0)	0.2	(3.4)	–	77.4

Net earnings (loss)	88.3	(10.7)	1.4	(4.6)	–	74.4

In March 2010, the company’s, wholly-owned insurer, Fairfax Brasil commenced writing commercial property and casualty insurance in Brazil. CRC Re (formerly CRC (Bermuda) prior to its redomestication to Barbados effective January 4, 2011) and Wentworth may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers, consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions. That participation and, since 2004, certain third party business of CRC Re and Wentworth is reported as “Group Re”. Group Re’s activities are managed by Fairfax. Group Re’s cumulative pre-tax income, since its inception in 2002 to 2011 inclusive and including business derived from Fairfax subsidiaries and third party insurers and reinsurers, was $129.0.

In 2011, the Insurance and Reinsurance – Other segment produced a combined ratio of 140.9% and an underwriting loss of $206.7, compared to a combined ratio of 107.2% and an underwriting loss of $38.4 in 2010. Current period catastrophe losses totaled 49.1 combined ratio points ($247.7) in 2011 compared to 16.7 combined ratio points ($89.4) in 2010 as set out in the table below. The 2010 underwriting results also included 1.1 combined ratio points ($6.1) related to the Deepwater Horizon loss. The 2011 underwriting results included 7.9 combined ratio points ($39.7) of net favourable development of prior years’ reserves, principally at Advent ($38.9) related to net favourable development across most lines of business and at Group Re ($8.2) related to reserve releases across a number of cedants, partially offset by net adverse development of prior years’ reserves at Polish Re ($7.0) in its commercial automobile line of business. The 2010 underwriting results included 6.0 combined ratio points ($32.4) of net favourable development of prior years’ reserves, comprising net favourable development at Advent ($42.4 – principally related to the World Trade Center claims) and at Polish Re, partially offset by net adverse development at Group Re.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets out the impact of current period catastrophe losses on the underwriting results of the Insurance and Reinsurance – Other segment, which principally affected the property catastrophe businesses of Advent and Group Re for the years ended December 31, 2011 and 2010:

	2011			2010
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Thailand floods	51.5	10.0		–	–
Japan earthquake and tsunami	87.1	16.9		–	–
New Zealand (Christchurch) earthquake	34.5	6.9		–	–
U.S. tornados	32.5	5.7		–	–
Australian storms and Cyclone Yasi	19.5	3.8		–	–
Denmark floods	10.4	2.0		–	–
Hurricane Irene	6.7	1.2		–	–
New Zealand earthquake	–	–		4.6	0.8
Chilean earthquake	–	–		50.7	9.4
Other	5.5	2.6		34.1	6.5

	247.7	49.1	points	89.4	16.7	points

(1)	Net of reinstatement premiums.

Gross premiums written by the Insurance and Reinsurance – Other segment increased by $18.3 or 2.9% in 2011 compared to 2010 with increases reported at Fairfax Brasil, Polish Re and Advent, partially offset by decreased gross premiums written by Group Re. Increased gross premiums written by Fairfax Brasil remained consistent with its business plan. Gross premiums written in 2011 by Polish Re increased by $23.5 or 28.8% on a year-over-year basis as a result of increased premium volumes in the central and eastern European regions primarily in property and commercial automobile lines of business. Gross premiums written by Group Re decreased by $58.8 or 24.2% in 2011 primarily as a result of an unearned premium portfolio transfer due to a reduction in participation by Group Re on a quota share reinsurance contract (from 20% to 10% effective from January 1, 2011) that resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re. Advent’s gross premiums written in 2011 increased by $37.3 or 12.9% on a year-over-year basis (after adjusting for the reinsurance-to-close premiums ($30.1) received in 2010 which did not recur in 2011) primarily as a result of reinstatement premiums received in connection with certain of the catastrophe losses experienced in 2011, partially offset by the non-renewal of certain insurance business where rates were considered inadequate. In addition to the factors which affected gross premiums written as discussed above, net premiums written and net premiums earned by the Insurance and Reinsurance – Other segment in 2011 reflected reinstatement premiums paid by Advent in connection with certain of the catastrophe losses experienced in 2011 and the cost of purchasing excess of loss reinsurance protection for the start-up operations of Fairfax Brasil.

The year-over-year deterioration in underwriting profitability, decreased net gains on investments (as set out in the table below) and stable interest and dividend income, produced a pre-tax loss before interest and other of $137.2 in 2011 compared to pre-tax income before interest and other of $77.4 in 2010.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(60.7)	52.0
Equity hedges	1.9	(2.4)
Bonds	79.9	24.2
Preferred stocks	(0.8)	0.9
CPI-linked derivatives	(9.8)	(3.1)
Foreign currency	(0.5)	(3.5)
Gain on disposition of associate	7.0	2.1
Other	5.1	0.6

Net gains (losses) on investments	22.1	70.8

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2011 and 2010.

	2011						2010
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	39.9	118.4	14.9	57.4	(38.8)	191.8	19.8	93.6	12.0	18.1	(12.5)	131.0
Portfolio investments	828.7	584.2	134.2	62.5	–	1,609.6	967.5	582.5	139.3	52.8	–	1,742.1
Deferred premium acquisition costs	16.9	12.2	6.4	7.1	(1.6)	41.0	30.5	12.7	5.9	2.1	(0.4)	50.8
Recoverable from reinsurers	0.2	247.7	20.1	77.9	(121.5)	224.4	0.4	149.7	18.0	29.8	(60.6)	137.3
Deferred income taxes	–	28.6	–	–	–	28.6	–	34.8	0.1	0.1	–	35.0
Goodwill and intangible assets	–	4.3	12.1	0.3	–	16.7	–	4.3	13.9	0.2	–	18.4
Due from affiliates	10.6	11.0	–	–	–	21.6	–	–	0.1	–	–	0.1
Other assets	8.7	12.6	7.1	1.1	–	29.5	5.8	16.5	3.8	0.5	–	26.6
Investments in Fairfax affiliates	71.1	–	–	–	–	71.1	72.9	–	–	–	–	72.9

Total assets	976.1	1,019.0	194.8	206.3	(161.9)	2,234.3	1,096.9	894.1	193.1	103.6	(73.5)	2,214.2

Liabilities
Accounts payable and accrued liabilities	0.8	44.2	2.7	70.4	1.5	119.6	0.3	37.1	2.5	31.6	1.3	72.8
Income taxes payable	–	–	–	0.1	–	0.1	0.2	–	0.2	–	–	0.4
Short sale and derivative obligations	–	2.0	–	–	–	2.0	–	–	–	–	–	–
Due to affiliates	–	0.1	0.6	2.7	–	3.4	0.5	–	–	–	–	0.5
Funds withheld payable to reinsurers	–	34.2	2.2	–	(36.3)	0.1	–	18.4	–	–	(18.4)	–
Provision for losses and loss adjustment expenses	567.5	634.3	90.4	32.1	(109.8)	1,214.5	550.1	535.2	86.2	8.8	(45.4)	1,134.9
Provision for unearned premiums	70.3	69.6	25.0	68.6	(17.3)	216.2	112.4	60.7	23.3	26.7	(11.0)	212.1
Deferred income taxes	–	–	0.6	–	–	0.6	–	–	0.3	–	–	0.3
Long term debt	–	92.6	–	–	–	92.6	–	93.0	–	–	–	93.0

Total liabilities	638.6	877.0	121.5	173.9	(161.9)	1,649.1	663.5	744.4	112.5	67.1	(73.5)	1,514.0

Total equity	337.5	142.0	73.3	32.4	–	585.2	433.4	149.7	80.6	36.5	–	700.2

Total liabilities and total equity	976.1	1,019.0	194.8	206.3	(161.9)	2,234.3	1,096.9	894.1	193.1	103.6	(73.5)	2,214.2

Significant changes to the Insurance and Reinsurance – Other balance sheet as at December 31, 2011 compared to December 31, 2010 primarily reflected the planned growth of the assets and liabilities of Fairfax Brasil. Portfolio investments at Group Re decreased and remained relatively flat at Advent in 2011 relative to 2010 as a result of cash used in operating activities primarily to fund payments related to the significant catastrophes losses incurred and net unrealized depreciation related to common stocks, partially offset by net unrealized appreciation related to bonds (primarily U.S. treasury and U.S. state bonds at Advent). The year-over-year increase in recoverable from reinsurers in 2011 primarily reflected losses ceded to reinsurers by Advent principally related to the Japan earthquake and tsunami and the New Zealand (Christchurch) earthquake. The effects in 2011 on the provision for losses and loss adjustment expenses of net favourable development of prior years’ reserves (principally at Advent and Group Re) were more than offset by the increase to the provision for losses and loss adjustment expenses related to the significant catastrophe losses incurred by Advent and Wentworth during 2011, primarily related to the Japan earthquake and tsunami, the New Zealand (Christchurch) earthquake and the Thailand floods and also included losses recoverable from CRC Re under a quota share contract and consequently, CRC Re’s provision for losses and loss adjustment expenses also increased. Total equity of the Insurance and Reinsurance – Other segment decreased by $115.0 in 2011 compared to 2010 primarily as a result of the net loss of $145.2, partially offset by capital contributions from Fairfax to support the capital adequacy of Advent ($24.0) and Wentworth ($20.0) and to fund growth at Fairfax Brasil ($10.0).

Insurance and Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2011 consisted of:

Affiliate	% interest
Northbridge	1.5
Advent	15.9
Ridley	26.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG’s wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed in runoff on January 1, 2006, GFIC since August 17, 2010, Clearwater Insurance since January 1, 2011 and Valiant Insurance since July 1, 2011, and the European Runoff group, consisting of RiverStone Insurance (UK), nSpire Re, Syndicate 3500 and Syndicate 2112 (since October 1, 2010). Both groups are managed by the dedicated RiverStone runoff management operation which has 237 employees in the U.S. and the U.K.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011 have not been restated as the impact was not significant.

On January 1, 2011, the company reclassified the assets, liabilities and results of operations of Clearwater Insurance from the Reinsurance – OdysseyRe reporting segment to the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to the TIG Group. Prior period comparative figures were restated to give effect to this transfer as of January 1, 2010. Clearwater Insurance is an insurance company which has been in runoff since 1999.

On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction (effectively a loss reserve portfolio transfer) resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 of other assets (primarily consisting of net insurance contract receivables) as consideration (reported as premiums in the table below) for the assumption of net loss reserves of $119.6 (reported as losses on claims in the table below). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

On August 17, 2010, the company commenced consolidating the assets, liabilities and results of operations of GFIC within the Runoff reporting segment following the completion of the acquisition of all of the outstanding common shares of GFIC.

On December 31, 2011, Crum & Forster entered into a reinsurance agreement (the “Reinsurance Agreement”) pursuant to which Runoff (Clearwater Insurance) effectively reinsured 100% of Crum & Forster’s net latent exposures through the cession to US Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998 exclusive of workers’ compensation and surety related liabilities. Pursuant to the Reinsurance Agreement, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. In its assessment of the 2011 performance of Crum & Forster and Runoff, the company’s management does not consider the initial effects of the Reinsurance Agreement and accordingly, the accompanying tables which set out the operating results of Runoff do not give effect to this transaction. Had the Reinsurance Agreement been reflected in the tables below, gross premiums written, net premiums written and net premiums earned would have increased by $334.5 and losses on claims would have increased by $334.5 with the result that Runoff’s operating loss would be unchanged in the year ended December 31, 2011. The 2011 balance sheet for Runoff at December 31, 2011 includes increased portfolio investments of $334.5 and increased losses and loss adjustment expense of $334.5 in connection with this transaction.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2011 and 2010.

	2011	2010
Gross premiums written	122.0	2.5

Net premiums written	120.3	3.0

Net premiums earned	126.4	7.4
Losses on claims	(178.0)	(109.2)
Operating expenses	(85.9)	(81.6)
Interest and dividends	109.9	115.3

Operating loss	(27.6)	(68.1)
Net gains (losses) on investments	388.1	120.5

	360.5	52.4
Excess of fair value of net assets acquired over purchase price	–	83.1

Pre-tax income before interest and other	360.5	135.5

The Runoff segment pre-tax income before interest of $360.5 in 2011 (compared to pre-tax income before interest of $135.5 in 2010), primarily reflected a year-over-year increase in net gains on investments and a decreased operating loss of $27.6 (compared to an operating loss of $68.1 in 2010), partially offset by the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff in 2010 related to the acquisition of GFIC. The decreased year-over-year operating loss in 2011 principally reflected lower losses on claims (after adjusting for $119.6 of losses on claims related to the reinsurance-to-close of Syndicate 376 as described above), partially offset by a modest increase in operating expenses and decreased interest and dividends. The increase in operating expenses ($85.9 in 2011 compared to $81.6 in 2010) primarily reflected the inclusion of the operating expenses of Valiant Insurance, Clearwater Insurance and Syndicate 376 in the Runoff reporting segment (as described above) and the year-over-year impact of the consolidation of the operating costs of GFIC, partially offset by a release of provisions for uncollectible reinsurance recoverable balances on paid losses ($7.7). Losses on claims of $178.0 in 2011 primarily reflected incurred losses of $126.2 in US Runoff (principally related to net strengthening of workers’ compensation and asbestos reserves), $119.6 of net loss reserves assumed by European Runoff in connection with the reinsurance-to-close of Syndicate 376, partially offset by net favourable development of $67.8 of prior years’ reserves in European Runoff (primarily related to net favourable emergence of $59.0 across all lines at European Runoff and an $8.8 decrease in provisions for uncollectible reinsurance recoverable balances). Losses on claims of $109.2 in 2010 was primarily impacted by incurred losses of $141.7 in US Runoff (principally related to net strengthening of workers’ compensation and asbestos reserves), partially offset by net favourable development of $32.5 of prior years’ reserves in European Runoff (principally related to $29.8 of net favourable development across all lines and net releases of unallocated loss adjustment expense reserves of $9.7, partially offset by $13.3 of increases to provisions for uncollectible reinsurance recoverable balances). Interest and dividends decreased to $109.9 in 2011 from $115.3 in 2010 primarily as a result of the receipt of a non-recurring dividend on a common stock in 2010, the year-over-year decrease in Runoff’s share of profit of associates and increased expenses incurred in connection with total return swaps (the equity hedges were included as a hedge of US Runoff’s equity exposure effective from June 2011), partially offset by interest and dividends earned on the larger year-over-year average investment portfolio as a result of the Runoff acquisitions and reinsurance-to-close transactions discussed above. Net gains on investments in 2011 and 2010 were comprised as set out in the table below.

	Year ended December 31,
	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(3.6)	117.9
Equity hedges	12.9	(11.3)
Bonds	393.8	(38.4)
CPI-linked and other derivatives	(14.6)	27.8
Foreign currency	(4.5)	(1.6)
Gains on sale of TIG Indemnity Company (described in note 23)	–	7.5
Gain on disposition of associate	–	19.5
Other	4.1	(0.9)

Net gains (losses) on investments	388.1	120.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2011 and 2010, Runoff did not require cash flow funding from Fairfax. Based upon Runoff’s projected plans and absent adverse developments, it is expected that in the future Runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources. Runoff paid dividends to Fairfax of $125.0 (2010 – nil) during 2011.

Set out below are the balance sheets for Runoff as at December 31, 2011 and 2010.

	2011	2010
Assets
Insurance contract receivables	62.2	78.9
Portfolio investments	4,299.3	3,729.4
Recoverable from reinsurers	1,271.8	1,285.2
Deferred income taxes	16.9	71.0
Goodwill and intangible assets	0.2	–
Due from affiliates	80.8	17.7
Other assets	68.6	80.4
Investments in Fairfax affiliates	286.8	286.8

Total assets	6,086.6	5,549.4

Liabilities
Accounts payable and accrued liabilities	145.3	195.4
Income taxes payable	3.3	2.0
Short sale and derivative obligations	1.3	–
Due to affiliates	4.3	–
Funds withheld payable to reinsurers	24.0	25.3
Provision for losses and loss adjustment expenses	4,051.3	3,779.2
Provision for unearned premiums	25.6	27.0
Long term debt	152.7	143.8

Total liabilities	4,407.8	4,172.7

Total equity	1,678.8	1,376.7

Total liabilities and total equity	6,086.6	5,549.4

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European Runoff balance sheet excludes approximately $0.9 billion of capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. At December 31, 2011, the presentation of the Runoff deferred tax asset changed to present only the operating losses and temporary differences where it is probable that they will be utilized in the future by the runoff operations. In prior years, the Runoff deferred tax asset included operating losses of U.S. Runoff which had been used by other Fairfax subsidiaries within the U.S. consolidated tax group (these tax losses are eliminated in the preparation of the company’s consolidated balance sheet). Management believes that the presentation adopted in 2011 better reflects the total equity of Runoff. The 2010 comparative Runoff balance sheet has been revised to reflect this change in presentation. Significant changes to the 2011 balance sheet of the Runoff segment compared to 2010 primarily reflected the impact of the Reinsurance Agreement wherein Clearwater Insurance agreed to reinsure substantially all of Crum & Forster’s net latent exposures, the acquisition of Valiant Insurance from Crum & Forster and the reinsurance-to-close of Syndicate 376 (collectively “the acquisitions”). The acquisitions increased portfolio investments, provision for losses and loss adjustment expenses and recoverable from reinsurers by $486.4, $602.7 and $217.0 respectively at December 31, 2011 compared to December 31, 2010.

Prior to giving effect to the acquisitions, portfolio investments increased by $83.5 in 2011 compared to 2010 primarily as a result of net realized and unrealized appreciation of bonds (primarily U.S. treasury and U.S. state and municipal bonds), partially offset by cash used in operating activities. Approximately $634.3 and $264.6 of the total $4,299.3 of portfolio investments held at December 31, 2011 by U.S. Runoff and European Runoff, respectively, were pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Prior to giving effect to the acquisitions, recoverable from reinsurers decreased by $230.4 in 2011 compared to 2010, primarily as a result of the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances. At December 31, 2011, recoverable from reinsurers included recoverables related to asbestos and pollution claims of $440.4 primarily at TIG and Clearwater Insurance. The deferred income tax asset decreased by $54.1 in 2011 compared to 2010 primarily as a result of increased net unrealized investment gains and changes in other temporary differences. Prior to giving effect to the acquisitions, the provision for loss and loss adjustment expenses decreased by $330.6 in 2011 compared to 2010 reflecting the continued progress by Runoff in settling its remaining claims. The long term debt of $152.7 relates to TIG’s acquisition of GFIC as described in note 23 to the consolidated financial statements for the year ended December 31, 2011. Total equity of the Runoff segment increased by $302.1 in 2011 compared to 2010 primarily as a result of net earnings and a capital contribution of $50.0 from Fairfax in the form of a promissory note made to U.S. Runoff to support the capital adequacy of Clearwater Insurance, partially offset by $125.0 of dividends paid to Fairfax.

Runoff’s investments in Fairfax affiliates as at December 31, 2011 consist of:

Affiliate	% interest
OdysseyRe	21.2
Advent	17.5
TRG Holdings	21.0

Other(1)

	2011	2010
Revenue	649.8	549.1
Expenses	(636.5)	(538.7)

Pre-tax income before interest	13.3	10.4
Interest expense	(0.7)	(0.6)

Pre-tax income	12.6	9.8

(1)

These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley and Sporting Life since their respective acquisition dates of August 16, 2011 and December 22, 2011.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley and Sporting Life. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada) and Sporting Life (a Canadian retailer of sporting goods and sports apparel) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011 and December 22, 2011, pursuant to the transactions described in note 23 to the consolidated financial statements for the year ended December 31, 2011.

Ridley’s sales and expenses fluctuate with changes in raw materials prices. Ridley’s revenues in 2011 of $635.0 compared with revenues of $549.1 in 2010. The year-over-year increase in revenues is primarily the result of higher raw material prices. Ridley’s expenses in 2011 increased to $619.7 compared to expenses of $538.7 in 2010. As with sales, the increase in expenses is primarily the result of higher raw material prices in 2011. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley and Sporting Life.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and Dividends

Consolidated interest and dividend income of $705.3 decreased 0.9% from $711.5 in 2010. The year-over-year decrease was attributable to lower yields due to increased investment expenses incurred in connection with total return swaps, partially offset by a larger average investment portfolio resulting from the acquisitions completed in 2011 and 2010. The consolidated share of profit of associates was $1.8 in 2011 compared to $46.0 in 2010, with the decrease principally related to the year-over-year increase of $55.6 in the company’s share of the losses of ICICI Lombard which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool. Additional information related to consolidated interest and dividend income is provided in the Investments section in this MD&A.

Net Gains on Investments

Consolidated net investment gains in 2011 of $691.2 were primarily comprised of $1,278.7 of net gains on bonds, partially offset by $378.9 of net losses (primarily unrealized) related to equity and equity-related holdings after equity hedges and $233.9 of unrealized losses related to CPI-linked derivatives. Additional information related to consolidated net gains on investments is provided in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense increased 9.5% to $214.0 in 2011 from $195.5 in 2010, primarily as a result of the company’s issuances during 2011 of $500.0 and Cdn$400.0 of its unsecured senior notes, interest expense on First Mercury’s trust preferred securities (assumed on February 9, 2011) net of subsequent redemptions and repurchases of those securities, the year-over-year increase to interest expense following the company’s issuance in 2010 of Cdn$275.0 of its senior unsecured notes, the year-over-year increase in interest expense on the TIG Note issued in connection with the acquisition of GFIC on August 17, 2010 and on the redeemable debentures of Zenith National (assumed on May 20, 2010) net of subsequent repurchases of those securities, partially offset by the repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes respectively. Transactions in the long term debt of the company are more fully described in note 15 to the consolidated financial statements for the year ended December 31, 2011. Consolidated interest expense was comprised of the following:

	2011	2010
Fairfax	152.7	125.9
Crum & Forster (including $3.8 in 2011 related to First Mercury)	15.0	28.3
Zenith National	3.3	2.5
OdysseyRe	28.9	30.5
Advent	4.5	4.5
Runoff (TIG)	8.9	3.2
Ridley	0.7	0.6

	214.0	195.5

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	2011	2010
Fairfax corporate overhead	115.2	84.2
Subsidiary holding companies’ corporate overhead	95.0	71.0
Holding company interest and dividends	(6.3)	(17.1)
Holding company net (gains) losses on investments	(98.5)	115.2
Investment management and administration fees	(73.0)	(65.7)

	32.4	187.6

Fairfax corporate overhead expense in 2011 increased to $115.2 from $84.2 in 2010, primarily as a result of increased legal expenses in 2011 and a non-recurring recovery of a corporate reinsurance recoverable in 2010 which was fully provided for in a prior period. Subsidiary holding companies’ corporate overhead expense in 2011 increased to $95.0 from $71.0 in 2010, primarily as a result of non-recurring personnel costs at Northbridge, Zenith National and Advent, restructuring charges incurred at Northbridge ($18.4) in connection with its recent announcement to combine three of its operating subsidiaries under a single brand (Northbridge Insurance) and restructuring charges incurred at Crum & Forster ($6.2) related to the integration of First Mercury, partially offset by lower charitable donations made by the operating companies (the amount of charitable donations of operating companies is principally determined as a percentage of each operating companies’ earnings before income taxes). Interest and dividends earned on holding company cash and investments of $6.3 decreased in 2011 compared to 2010 as a result of increased expenses incurred in connection with total return swaps partially offset by increased interest income earned on fixed income investments and increased share of profit of associates. Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees increased to $73.0 in 2011 from $65.7 in 2010 primarily as a result of the incremental management fees earned as a result of the consolidation of Zenith National and GFIC. In addition, the corporate and other reporting segment included a $41.6 net loss related to the repurchase of $298.2 principal amount of Fairfax unsecured senior notes pursuant to the transaction described in note 15 to the company’s consolidated financial statements for the year ended December 31, 2011.

	2011	2010
Common stocks and equity derivatives (excluding equity hedges)	(38.9)	65.0
Equity hedges	118.5	(194.3)
Bonds	16.5	26.3
Preferred stocks	1.7	(11.8)
Foreign currency	(0.9)	6.6
Other	1.6	(7.0)

Net gains (losses) on investments	98.5	(115.2)

Income Taxes

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s statutory income tax rate.

The $186.9 recovery of income taxes in 2010 differed from the income tax provision that would be determined by applying the company’s Canadian statutory income tax rate of 31.0% to the earnings before income taxes of $151.1 primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses and the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable, partially offset by withholding taxes paid on an intercompany dividend from the U.S. to Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-controlling Interests

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings for the years ended December 31 is comprised as follows:

	2011	2010
Ridley	2.1	1.3
Fairfax Asia	0.6	0.9

	2.7	2.2

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,026.7 ($962.8 net of $63.9 of holding company short sale and derivative obligations) at December 31, 2011, compared to $1,540.7 at December 31, 2010 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2011 included the following outflows – the payment of $766.8 (inclusive of $39.7 paid to Zenith National) to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes as described in note 15 to the consolidated financial statements for the year ended December 31, 2011 (funding from the holding company was provided to Crum & Forster through a capital contribution ($359.3) and to OdysseyRe through a reduction of an outstanding balance on an intercompany revolving line of credit ($47.9)), the payment of $294.3 in respect of the company’s acquisition of First Mercury (the holding company contributed to Crum & Forster its investment in First Mercury of $294.3 plus additional cash of $31.3 to fund the repayment of First Mercury’s short term debt), the capital contribution of $85.0 made to Fairfax Asia to facilitate the acquisition of 100% of Pacific Insurance ($71.5) and to fund the participation in an ICICI Lombard rights offering ($19.8), the payment of $30.8 (Cdn$31.5) in respect of the company’s acquisition of Sporting Life and the payment of $257.4 of common and preferred share dividends; and the following inflows – the receipt of $493.9 of net proceeds on the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021, the receipt of $405.6 (Cdn$396.0) of net proceeds on the issuance of Cdn$400 principal amount of 6.40% unsecured senior notes due 2021, $309.1 of dividends (received from Crum & Forster ($104.0), Runoff ($125.0), Zenith National ($36.7) and associates ($43.4, primarily $37.1 received from Cunningham Lindsey Group)), the receipt of $112.4 of holding company corporate income tax refunds and $97.3 of net cash received with respect to long and short equity and equity index total return swaps. The carrying values of holding company investments vary with changes in the fair values of those securities.

Insurance contract receivables increased by $258.8 to $1,735.4 at December 31, 2011 from $1,476.6 at December 31, 2010 primarily as a result of increased year-over-year premiums receivable balances at OdysseyRe ($141.4), Advent ($21.0), Zenith National ($29.0) and Fairfax Brasil ($36.7) principally as a result of growth in premium volumes, the consolidation of the insurance contract receivables of First Mercury ($26.7) and Pacific Insurance ($10.5) and insurance contract receivables acquired in connection with the reinsurance-to-close of Syndicate 376 ($3.6).

Portfolio investments comprise investments carried at fair value and equity accounted investments (at December 31, 2011, the latter primarily included the company’s investments in Gulf Insurance, ICICI Lombard, Cunningham Lindsey Group, The Brick and other partnerships and trusts), the aggregate carrying value of which was $23,466.0 at December 31, 2011 ($23,359.7 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2010 of $21,976.2 ($21,825.8 net of subsidiary short sale and derivative obligations). The net $1,533.9 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at December 31, 2011 compared to December 31, 2010 primarily reflected net unrealized appreciation of bonds (principally U.S. treasury and U.S. state and municipal bonds), net unrealized appreciation related to the company’s equity hedges, the consolidation of the investment portfolios of First Mercury, Pacific Insurance and Syndicate 376 ($822.3, $80.2 and $114.8 respectively) and net cash provided by the operating activities of the company’s insurance and reinsurance operations, partially offset by net unrealized depreciation related to the company’s equity and equity-related holdings, the payment of dividends to Fairfax, net cash used by the operating activities of the runoff operations and the unfavourable impact of foreign currency translation.

Major movements in portfolio investments in 2011 included the following: subsidiary cash and short term investments including cash and short term investments pledged for short sale and derivative obligations increased by $2,809.4, primarily reflecting the sale of approximately 51.4% of the company’s holdings of U.S. treasury bonds with the $1,673.7 of proceeds from the sales retained in cash or reinvested into short term investments, net cash received in connection with the reset provisions of the company’s long and short equity and equity index total return swap derivative contracts and the consolidation of the cash and short term investments of First Mercury and Pacific Insurance. Bonds decreased by $860.4, primarily reflecting the sale of U.S. treasury bonds (discussed above), partially offset by net unrealized appreciation principally related to U.S. treasury and U.S. state and municipal bonds and the consolidation of the bond portfolios of First Mercury and Pacific Insurance. Common stocks decreased by $470.2, primarily reflecting net unrealized depreciation of common stocks, partially offset by purchases of certain limited partnerships. The increase of $216.4 related to investments in associates primarily reflected investments made in certain limited partnerships and the cashless exercise of The Brick warrants as described in note 6 to the consolidated financial statements for the year ended December 31, 2011. Derivatives and other invested assets net of short sale and derivative obligations decreased $140.7 principally as a result of net unrealized depreciation related to CPI-linked derivatives and the effect of the cashless exercise of The Brick warrants (referred to above), partially offset by decreased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swap and foreign exchange forward derivative contracts and the purchase of additional CPI-linked derivatives in the early part of 2011.

Recoverable from reinsurers increased by $441.1 to $4,198.1 at December 31, 2011 from $3,757.0 at December 31, 2010 with the increase primarily related to the consolidation of the recoverable from reinsurers of First Mercury ($330.5) and Pacific Insurance ($43.6), the recoverable from reinsurers acquired in connection with the reinsurance-to-close of Syndicate 376 ($81.7), the effects of losses ceded to reinsurers by OdysseyRe, Advent and Group Re principally related to the Japan earthquake and tsunami and increased business volume at Fairfax Asia and Fairfax Brasil, partially offset by the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances. Additional detail related to the company’s recoverable from reinsurers appear later in this section of this MD&A.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset increased during the year by $137.7 to $628.2 at December 31, 2011 from $490.5 at December 31, 2010, with the change primarily attributable to increased operating loss carryovers in the U.S. and Canada, increased unrealized investment losses and increased discounting on claims reserves.

At December 31, 2011, the deferred income tax asset of $628.2 consisted of $122.6 related to operating and capital losses and $505.6 of temporary differences (which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes). The operating and capital losses (with the capitalized amount of those operating and capital losses shown in parentheses) relate to losses in Canada of $148.2 ($38.0), losses in the U.S. of $158.9 ($56.0) and losses in Europe (related to Advent) of $114.6 ($28.6). In addition to these capitalized losses, management has not recorded deferred tax assets in respect of operating losses of $655.0, $49.4 and $46.3 in Europe, Canada and in the U.S respectively.

At December 31, 2010, the deferred income tax asset of $490.5 consisted of $54.3 related to operating and capital losses and $436.2 of temporary differences. The operating and capital losses (with the capitalized amount of those operating and capital losses in parentheses) relate to losses in Canada of $60.2 ($15.5), losses in the U.S. of $18.9 ($7.2) and losses in Europe (related to Advent) of $130.6 ($31.6). In addition to these capitalized losses, management has not recorded deferred tax assets in respect of operating losses of $891.9, $49.6 and $46.3 in Europe, Canada and in the U.S respectively.

Management reviews the recoverability of the deferred income tax asset on a quarterly basis. The net temporary differences principally relate to insurance-related balances such as provision for losses and loss adjustment expenses, provision for unearned premiums and deferred premium acquisition costs, foreign tax credits at OdysseyRe, intangibles assets which arose on privatization and acquisition transactions and investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations. Management expects that the recorded deferred income tax asset will be realized in the normal course of operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Goodwill and intangible assets of $1,115.2 at December 31, 2011 increased by $166.1 from $949.1 at December 31, 2010 primarily as a result of the acquisitions of First Mercury, Pacific Insurance and Sporting Life which increased goodwill and intangible assets by $134.2, $25.5 and $24.5 respectively (as described in note 23 to the consolidated financial statements for the year ended December 31, 2011), partially offset by the effect of foreign currency translation on the goodwill and intangible assets of Northbridge and Polish Re. Consolidated goodwill of $696.3 ($572.1 at December 31, 2010) and intangible assets of $418.9 ($377.0 at December 31, 2010) are comprised primarily of goodwill and the value of customer and broker relationships and brand names which arose on the acquisitions of First Mercury and Pacific Insurance during 2011, Zenith National during 2010 and Polish Re during 2009, and the privatization of Northbridge and OdysseyRe during 2009. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years. The intended use, expected life and economic benefit to be derived from intangible assets are re-evaluated by the company when there are potential indicators of impairment. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2011 and it was concluded that no impairment had occurred.

Other assets decreased by $79.6 to $821.4 at December 31, 2011 from $901.0 at December 31, 2010 primarily as a result of decreased income taxes refundable balances, partially offset by the consolidation of the other assets of First Mercury, Pacific Insurance, William Ashley and Sporting Life. Income taxes refundable decreased by $132.0 to $85.2 at December 31, 2011 from $217.2 at December 31, 2010 as a result of the collection of income tax refunds during 2011.

Provision for losses and loss adjustment expenses increased by $1,182.9 to $17,232.2 at December 31, 2011 from $16,049.3 at December 31, 2010 with the increase primarily reflecting the consolidation of the provision for losses and loss adjustment expenses of First Mercury ($789.4) and Pacific Insurance ($53.0), the provision for losses and loss adjustment expenses assumed in connection with the reinsurance-to-close of Syndicate 376 ($160.5), the effects of significant catastrophe losses incurred by OdysseyRe, Advent and Group Re related to the Japan earthquake and tsunami, the Thailand floods and the New Zealand (Christchurch) earthquake and increased business volume at Fairfax Asia, partially offset by the continued progress by Runoff in settling claims and the effects of the soft underwriting cycle and competitive market conditions at Crum & Forster. Additional detail related to the company’s provision for losses and loss adjustment expenses appear later in this section of this MD&A.

Non-controlling interests increased by $4.6 to $45.9 at December 31, 2011 from $41.3 at December 31,2010, principally as a result of the acquisition of Sporting Life, as described in note 23 to the consolidated financial statements for the year ended December 31, 2011 and net earnings attributable to non-controlling interests. The non-controlling interests balance at December 31, 2011 and December 31, 2010 primarily related to Ridley.

Comparison of 2010 to 2009 – Total assets at December 31, 2010 increased to $31,448.1 from $28,148.4 at December 31, 2009, primarily reflecting the consolidation of Zenith National and GFIC pursuant to the acquisition transactions described in note 23 to the consolidated financial statements for the year ended December 31, 2011. Holding company debt (including other long term obligations) at December 31, 2010 increased to $1,809.6 from $1,410.4 at December 31, 2009, primarily reflecting the issuance of Cdn$275.0 principal amount of 7.25% unsecured notes due 2020 for net proceeds of $267.1 (Cdn$272.5), the issuance of the contingent note in connection with the acquisition of GFIC as described in note 23 to the consolidated financial statements for the year ended December 31, 2011, and the foreign currency translation effect during 2010 of the strengthening of the Canadian dollar relative to the U.S. dollar, partially offset by the elimination on consolidation of Zenith National’s holdings of Fairfax’s debt securities as described in note 15 to the consolidated financial statements for the year ended December 31, 2011. Subsidiary debt at December 31, 2010 increased to $919.5 from $902.9 at December 31, 2009, primarily reflecting the consolidation of Zenith National’s redeemable securities pursuant to the acquisition transaction described in note 23 to the consolidated financial statements for the year ended December 31, 2011, partially offset by the elimination on consolidation of Zenith National’s holdings of OdysseyRe’s debt securities as described in note 15 to the consolidated financial statements for the year ended December 31, 2011.

Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with U.S. states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company under U.S. insurance regulations, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.9 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2011, as described in note 5 to the consolidated financial statements for the year ended December 31, 2011, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $29.8 in 2011 and net unfavourable development of $14.7 in 2010 were comprised as shown in the following table:

		Favourable/(Unfavourable)
		2011	2010
Insurance	– Canada (Northbridge)	39.6	1.2
	– U.S. (Crum & Forster and Zenith National)	(61.8)	(11.3)
	– Asia (Fairfax Asia)	17.6	10.0
Reinsurance	– OdysseyRe	51.4	3.6
Insurance and Reinsurance – Other		39.7	32.4

Insurance and reinsurance operating companies		86.5	35.9
Runoff		(56.7)	(50.6)

Net favourable (unfavourable) reserve development		29.8	(14.7)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)
Provision for claims – beginning of year – net	12,794.1	11,448.6 (2)	11,008.5	10,624.8	10,633.8
Foreign exchange effect of change in provision for claims	(122.3)	167.4	393.3	(580.3)	328.8
Provision for claims occurring:
In the current year	4,297.2	3,154.5	3,091.8	3,405.4	3,122.5
In the prior years	(29.8)	14.7	30.3	55.4	22.8
Paid on claims during the year related to:
The current year	(1,221.3)	(736.9)	(729.9)	(835.5)	(786.3)
The prior years	(2,639.5)	(2,612.9)	(2,424.9)	(2,034.2)	(2,696.8)
Provision for claims of companies acquired during the year at December 31	632.8	1,358.7	68.4	372.9	—

Provision for claims at December 31 before the undernoted	13,711.2	12,794.1	11,437.5 (2)	11,008.5	10,624.8
CTR Life	24.2	25.3	27.6	34.9	21.5

Provision for claims – end of year – net	13,735.4	12,819.4	11,465.1	11,043.4	10,646.3
Reinsurers’ share of provision for claims	3,496.8	3,229.9	3,301.6	3,685.0	4,401.8

Provision for claims – end of year – gross	17,232.2	16,049.3	14,766.7	14,728.4	15,048.1

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)

Provision for claims at January 1, 2010 reflects certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

The foreign exchange effect of change in provision for claims principally relates to the impact in 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar and the Euro. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2001, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2011. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge(1)

	2011	2010	2009	2008	2007
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	1,994.3	1,973.3	1,931.8	1,696.0	1,640.2

Incurred losses on claims and LAE
Provision for current accident year’s claims	766.8	769.2	849.4	925.3	778.4
Foreign exchange effect on claims	3.2	(7.9)	(36.6)	59.2	(46.8)
Increase (decrease) in provision for prior accident years’ claims	(39.2)	(1.3)	(16.0)	(67.1)	(31.5)

Total incurred losses on claims and LAE	730.8	760.0	796.8	917.4	700.1

Payments for losses on claims and LAE
Payments on current accident year’s claims	(280.9)	(266.3)	(272.3)	(298.6)	(267.9)
Payments on prior accident years’ claims	(413.5)	(472.7)	(483.0)	(383.0)	(376.4)

Total payments for losses on claims and LAE	(694.4)	(739.0)	(755.3)	(681.6)	(644.3)

Provision for claims and LAE at December 31	2,030.7	1,994.3	1,973.3	1,931.8	1,696.0
Exchange rate	0.9821	1.0064	0.9539	0.8100	1.0132
Provision for claims and LAE at December 31 converted to U.S. dollars	1,994.3	2,007.0	1,882.3	1,564.8	1,718.4

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(In Cdn$)
Provision for claims including LAE	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7
Cumulative payments as of:
One year later	200.7	273.7	233.4	279.1	353.1	376.4	383.0	483.0	472.7	413.5
Two years later	366.6	396.9	377.9	441.8	594.2	619.5	656.0	796.8	759.9
Three years later	451.4	500.1	493.3	576.0	777.3	835.4	887.0	1,027.6
Four years later	527.2	577.1	585.1	707.7	937.7	1,000.9	1,056.8
Five years later	580.6	632.3	671.0	803.4	1,055.5	1,115.1
Six years later	616.3	687.0	729.7	878.5	1,129.0
Seven years later	654.4	722.3	778.9	923.3
Eight years later	677.3	753.3	804.2
Nine years later	701.5	773.3
Ten years later	718.2
Reserves re-estimated as of:
One year later	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1
Two years later	672.3	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0
Three years later	721.8	812.2	890.1	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5
Four years later	741.6	826.9	903.2	1,107.2	1,400.2	1,507.9	1,634.3
Five years later	752.2	836.6	924.4	1,117.7	1,398.4	1,513.5
Six years later	762.1	857.9	935.0	1,124.7	1,403.1
Seven years later	780.4	862.7	945.3	1,123.7
Eight years later	784.7	876.1	947.4
Nine years later	803.0	878.5
Ten years later	806.7
Favourable (unfavourable) development	(184.8)	(149.6)	(92.0)	30.2	5.6	126.7	61.7	30.3	11.3	37.2

Northbridge experienced net favourable development of prior years’ reserves of Cdn$37.2 during 2011 as a result of net favourable development of Cdn$39.2, partially offset by the effect of net unfavourable foreign currency movements of Cdn$2.0 related to the translation of the U.S. dollar-denominated claims reserves of Commonwealth and Markel. The net favourable reserve development of prior years’ reserves of Cdn$39.2 primarily reflected net favourable development in Northbridge’s large account, direct agent small-to-mid market segment and transportation segments, partially offset by net adverse development in its broker small-to-mid market segment. The total unfavourable impact of the effect of foreign currency translation on claims reserves of Cdn$3.2 was principally related to the strengthening of the U.S. dollar relative to the Canadian dollar in 2011 and comprised Cdn$2.0 related to prior years’ reserves and Cdn$1.2 related to the current year’s reserves.

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
As at December 31	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(In Cdn$)
End of first year	621.9	299.5	404.2	522.4	573.1	531.6	508.1	640.8	572.4	501.2	487.1
One year later	630.1	253.3	346.4	467.2	646.8	499.2	505.1	631.7	547.6	467.9
Two years later	672.3	271.0	342.3	437.2	600.5	485.9	501.3	649.1	543.4
Three years later	721.8	271.3	336.9	426.9	584.4	463.2	503.5	650.3
Four years later	741.6	275.4	340.3	416.2	561.6	462.5	497.1
Five years later	752.2	275.2	340.2	416.1	552.8	463.5
Six years later	762.1	278.3	346.0	412.8	558.5
Seven years later	780.4	278.6	342.9	409.6
Eight years later	784.8	273.9	342.6
Nine years later	803.0	272.5
Ten years later	806.7
Favourable (unfavourable) development	(29.7)%	9.0%	15.2%	21.6%	2.5%	12.8%	2.2%	(1.5)%	5.1%	6.6%

Accident year 2010 experienced net favourable development due to better than expected emergence across all lines and all segments. Accident year 2009 reflected net favourable development due to better than expected emergence on commercial property and commercial liability claims reserves and in Northbridge’s large account segment. Accident year 2008 reflected net adverse development due to worse than expected emergence on commercial liability and commercial automobile claims reserves. Accident years 2002 to 2007 reflected net favourable development due to better than expected emergence on commercial automobile and property claims reserves. Reserves for the 2001 and prior accident years were impacted by pre-1990 general liability claims reserves.

U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	2,588.5	1,774.3 (2)	2,038.3	1,668.9	1,686.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	966.7	532.3	566.0	802.8	816.8
Increase (decrease) in provision for prior accident years’ claims	61.8	11.3	(25.0)	59.0	(46.6)

Total incurred losses on claims and LAE	1,028.5	543.6	541.0	861.8	770.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(259.1)	(143.1)	(157.0)	(228.3)	(217.2)
Payments on prior accident years’ claims(3)	(750.0)	(550.6)	(632.9)	(264.1)	(571.0)

Total payments for losses on claims and LAE	(1,009.1)	(693.7)	(789.9)	(492.4)	(788.2)

Provision for claims and LAE at December 31 before the undernoted	2,607.9	1,624.2	1,789.4 (2)	2,038.3	1,668.9

A&E reserves transferred to Runoff(4)	(334.5)	–	–	–	–

Insurance subsidiaries acquired during the year(5)	503.1	964.3	–	–	–

Provision for claims and LAE at December 31	2,776.5	2,588.5	1,789.4	2,038.3	1,668.9

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)

Provision for claims at January 1, 2010 reflects certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)	Reduced by $302.5 of proceeds from a significant reinsurance commutation in 2008.

(4)	U.S. Runoff assumed substantially all of Crum & Forster’s liabilities for asbestos and environmental claims reserves in December 2011.

(5)	First Mercury inclusive of the Valiant Insurance business, in 2011 and Zenith National in 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Crum & Forster (and Zenith since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith since 2010)

	Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provision for claims including LAE	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,273.4
Cumulative payments as of:
One year later	447.0	161.3	460.0	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5
Two years later	525.0	514.5	792.2	796.7	848.7	629.2	649.0	1,048.7	1,258.8
Three years later	812.4	780.0	1,045.1	1,066.1	804.7	904.3	971.2	1,670.9
Four years later	1,029.8	970.2	1,257.1	959.6	1,013.8	1,153.9	1,524.3
Five years later	1,185.5	1,144.6	1,111.5	1,118.3	1,209.9	1,661.7
Six years later	1,337.6	960.8	1,241.7	1,280.2	1,693.5
Seven years later	1,137.6	1,064.1	1,385.6	1,745.4
Eight years later	1,232.6	1,182.6	1,841.8
Nine years later	1,344.5	1,617.7
Ten years later	1,772.6
Reserves re-estimated as of:
One year later	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3
Two years later	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4
Three years later	1,420.7	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1
Four years later	1,438.6	1,296.8	1,545.5	1,616.7	1,653.0	1,732.0	1,754.7
Five years later	1,437.0	1,330.0	1,674.8	1,658.2	1,688.5	1,774.6
Six years later	1,469.0	1,457.2	1,719.4	1,687.3	1,737.3
Seven years later	1,592.4	1,472.9	1,746.8	1,729.8
Eight years later	1,607.5	1,488.8	1,789.3
Nine years later	1,623.9	1,521.5
Ten years later	1,657.0
Favourable (unfavourable) development	(338.8)	(283.1)	(251.1)	(151.6)	(126.7)	(87.7)	(85.8)	(24.8)	(44.0)	(61.8)

In 2011, U.S. Insurance experienced net adverse development of prior years’ reserves of $61.8. Crum & Forster experienced $37.3 of net adverse development of prior years’ reserves, primarily related to workers’ compensation and latent liability claims reserves, partially offset by a reduction in its provision for uncollectible reinsurance recoverables. Zenith National experienced $24.5 of net adverse development of prior years’ reserves in 2011 primarily as a result of increased paid loss costs trends for recent accident years (moderated to some extent by an increased number of claim settlements) and increased frequency of late reported indemnity claims reserves related to the 2010 accident year.

The following table is derived from the “U.S. Insurance Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
End of first year	1,459.0	378.2	452.4	568.0	599.4	678.1	682.9	681.2	553.7	634.1	707.6
One year later	1,478.5	344.4	415.0	508.8	588.2	667.9	665.8	691.8	562.8	637.9
Two years later	1,552.5	342.7	420.6	493.8	561.3	628.9	646.3	674.5	564.8
Three years later	1,561.5	347.1	409.3	452.2	559.4	600.2	634.2	687.7
Four years later	1,579.3	337.3	408.3	439.8	530.6	596.3	636.3
Five years later	1,577.8	338.5	410.4	436.8	536.9	586.1
Six years later	1,609.8	342.3	439.3	438.4	541.7
Seven years later	1,733.2	342.9	450.9	440.3
Eight years later	1,748.3	342.4	462.9
Nine years later	1,764.7	337.6
Ten years later	1,801.6
Favourable (unfavourable) development	(23.5)%	10.7%	(2.3)%	22.5%	9.6%	13.6%	6.8%	(1.0)%	(2.0)%	(0.6)%

Accident years 2008 to 2010 experienced net adverse development principally related to unfavourable trends on workers’ compensation claims reserves. Accident year 2002 and accident years 2004 to 2007, experienced net favourable development principally attributable to favourable emergence resulting from decreased loss activity primarily on workers’ compensation, general liability and commercial multi-peril claims reserves. Accident year 2003 experienced net adverse development related to a single large general liability claim with significant allocated loss adjustment expenses. Net adverse development in the 2001 and prior accident years reflected the impact of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during the 2001 and prior period, and included strengthening of asbestos, environmental and latent claims reserves.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. Pacific Insurance was included in the Fairfax Asia reporting segment beginning in 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	203.0	138.7	113.2	91.0	87.6

Incurred losses on claims and LAE
Provision for current accident year’s claims	144.6	130.2	92.8	65.5	43.1
Foreign exchange effect on claims	(3.1)	12.7	2.5	0.1	2.2
Increase (decrease) in provision for prior accident years’ claims	(17.6)	(10.0)	(8.1)	3.4	(4.4)

Total incurred losses on claims and LAE	123.9	132.9	87.2	69.0	40.9

Payments for losses on claims and LAE
Payments on current accident year’s claims	(24.5)	(24.0)	(20.7)	(15.9)	(11.0)
Payments on prior accident years’ claims	(62.2)	(44.6)	(41.0)	(30.9)	(26.5)

Total payments for losses on claims and LAE	(86.7)	(68.6)	(61.7)	(46.8)	(37.5)

Insurance subsidiaries acquired during the year(2)	25.8	–	–	–	–

Provision for claims and LAE at December 31	266.0	203.0	138.7	113.2	91.0

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	Pacific Insurance in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Asia’s Calendar Year Claims Reserve Development

					Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provision for claims including LAE	29.6	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0
Cumulative payments as of:
One year later	19.0	10.1	7.9	13.3	15.6	26.5	30.9	41.0	44.6	62.2
Two years later	26.1	14.1	13.1	21.9	32.6	45.2	49.8	56.5	65.2
Three years later	27.9	16.5	15.9	29.1	44.6	56.3	55.8	62.8
Four years later	29.1	17.8	17.3	32.6	50.3	58.8	58.0
Five years later	29.5	18.2	17.9	33.8	51.1	59.9
Six years later	29.7	18.5	18.2	34.2	51.5
Seven years later	29.8	18.7	18.3	34.3
Eight years later	30.0	18.8	18.2
Nine years later	30.0	18.8
Ten years later	30.0
Reserves re-estimated as of:
One year later	32.8	22.4	24.9	59.6	79.6	84.5	94.9	106.0	136.3	185.0
Two years later	32.3	22.2	23.1	58.2	72.2	84.1	84.7	100.2	124.5
Three years later	32.2	21.3	21.2	49.9	71.8	75.0	79.5	93.2
Four years later	31.5	20.5	20.0	48.3	64.7	72.2	75.4
Five years later	30.8	19.6	20.0	43.5	63.4	69.4
Six years later	30.2	19.8	19.2	42.9	60.7
Seven years later	30.4	19.6	19.2	41.3
Eight years later	30.4	19.7	19.4
Nine years later	30.4	19.8
Ten years later	30.4
Favourable (unfavourable) development	(0.8)	3.3	5.7	13.4	14.0	18.2	15.6	20.0	14.2	18.0
Fairfax Asia experienced net favourable development of prior years’ reserves of $18.0 during 2011 as a result of net favourable development of $17.6 and net favourable foreign currency movements of $0.4 related to the translation of prior accident years’ claims reserves denominated in foreign currencies. The net favourable development of prior years’ reserves primarily related to net favourable emergence related to commercial automobile, marine hull and workers’ compensation claims reserves. The total favourable impact of the effect of foreign currency translation on claims reserves of $3.1 was principally related to the strengthening of the U.S. dollar relative to the Singapore dollar in 2011 and was comprised of net favourable development of $0.4 on prior accident years’ reserves and net favourable development of $2.7 on the current accident year’s reserves.

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	4,857.2	4,666.3	4,560.3	4,475.6	4,403.1

Transfer of Clearwater Insurance to U.S. Runoff(2)	(484.2)	–	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,863.7	1,320.6	1,313.3	1,518.8	1,367.9
Foreign exchange effect on claims	(38.0)	46.5	58.8	(143.2)	26.6
Increase (decrease) in provision for prior accident years’ claims	(51.4)	(3.6)	(11.3)	(10.1)	40.5

Total incurred losses on claims and LAE	1,774.3	1,363.5	1,360.8	1,365.5	1,435.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(439.0)	(184.4)	(230.6)	(264.8)	(251.4)
Payments on prior accident years’ claims	(918.8)	(988.2)	(1,024.2)	(1,016.0)	(1,111.1)

Total payments for losses on claims and LAE	(1,357.8)	(1,172.6)	(1,254.8)	(1,280.8)	(1,362.5)

Provision for claims and LAE at December 31	4,789.5	4,857.2	4,666.3	4,560.3	4,475.6

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	OdysseyRe transferred Clearwater Insurance to U.S. Runoff in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development(1)

					Calendar year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provision for claims including LAE	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5
Cumulative payments as of:
One year later	616.2	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0
Two years later	985.4	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8
Three years later	1,295.5	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1
Four years later	1,601.6	1,562.6	1,898.4	2,221.0	2,520.9	2,661.8	2,887.8
Five years later	1,665.8	1,932.4	2,206.1	2,490.5	2,831.1	3,347.6
Six years later	1,968.7	2,188.1	2,426.5	2,734.3	3,463.2
Seven years later	2,173.5	2,373.8	2,625.8	3,323.4
Eight years later	2,327.9	2,546.2	3,179.9
Nine years later	2,476.7	3,078.9
Ten years later	2,987.9
Reserves re-estimated as of:
One year later	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8
Two years later	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4
Three years later	2,155.2	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3
Four years later	2,468.0	2,827.3	3,293.8	3,837.5	4,320.5	4,623.1	4,534.5
Five years later	2,725.8	3,076.8	3,414.1	3,950.1	4,393.0	4,628.3
Six years later	2,973.6	3,202.2	3,534.4	4,023.3	4,406.7
Seven years later	3,079.3	3,324.8	3,606.0	4,046.7
Eight years later	3,193.7	3,396.0	3,637.8
Nine years later	3,269.3	3,429.2
Ten years later	3,302.4
Favourable (unfavourable) development	(1,628.0)	(1,584.6)	(1,296.9)	(914.2)	(541.3)	(225.2)	(58.9)	(1.0)	15.9	51.4

(1)	The table above reflects the transfer of the business of Clearwater Insurance to U.S. Runoff effective January 1, 2011.

OdysseyRe experienced net favourable development of prior years’ reserves of $51.4 in 2011, attributable to net favourable development in its Americas ($27.0), EuroAsia ($12.2), U.S. Insurance ($6.2) and London Market ($6.0) divisions primarily related to favourable emergence on prior years’ catastrophe loss reserves and its healthcare and financial products lines of business.

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
As at December 31	2001 & Prior	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
End of first year	1,674.4	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7
One year later	1,740.2	673.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6
Two years later	1,904.2	661.6	856.4	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3
Three years later	2,155.4	675.4	824.1	1,074.6	1,297.5	1,031.1	1,025.8	1,042.8
Four years later	2,468.2	717.7	818.8	1,055.9	1,284.1	1,017.4	1,017.3
Five years later	2,725.8	719.4	813.7	1,048.1	1,283.4	1,008.9
Six years later	2,973.6	739.1	811.4	1,049.7	1,273.7
Seven years later	3,079.3	747.3	811.7	1,041.3
Eight years later	3,193.7	742.9	810.4
Nine years later	3,269.3	743.0
Ten years later	3,302.4
Favourable (unfavourable) development	(97.2)%	(3.1)%	17.4%	16.2%	14.0%	11.5%	11.0%	6.1%	2.5%	3.3%

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2010. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s. Reserves for the 2001 and prior accident years increased principally as a result of unfavourable emergence on asbestos and environmental pollution claim reserves and casualty claim reserves in the Americas division.

Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other (comprised only of Group Re prior to 2008) the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other(1)

	2011	2010	2009	2008	2007
Provision for claims and LAE at January 1	1,024.4	1,004.1	742.0	554.4	558.8

Transfer of nSpire Re to European Runoff(2)	–	–	–	(97.9)	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	578.0	429.3	371.4	132.4	168.6
Foreign exchange effect on claims	(25.6)	20.1	69.0	(86.7)	65.0
Increase (decrease) in provision for prior accident years’ claims	(39.7)	(32.4)	31.2	2.3	(28.4)

Total incurred losses on claims and LAE	512.7	417.0	471.6	48.0	205.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(201.0)	(126.4)	(81.5)	(42.4)	(54.4)
Payments on prior accident years’ claims	(278.8)	(270.3)	(196.4)	(93.0)	(155.2)

Total payments for losses on claims and LAE	(479.8)	(396.7)	(277.9)	(135.4)	(209.6)

Insurance subsidiaries acquired during the year(3)	–	–	68.4	372.9	–

Provision for claims and LAE at December 31 excluding CTR Life	1,057.3	1,024.4	1,004.1	742.0	554.4
CTR Life	24.2	25.3	27.6	34.9	21.5

Provision for claims and LAE at December 31	1,081.5	1,049.7	1,031.7	776.9	575.9

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.
(2)	Group Re transferred nSpire Re to European Runoff in 2008.
(3)	Polish Re in 2009 and Advent in 2008.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2001, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Provisions for claims including LAE	232.4	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	1,057.3
Cumulative payments as of:
One year later	66.6	78.2	115.8	54.3	40.3	85.9	93.0	197.7	240.5	278.8
Two years later	129.7	175.5	152.8	74.6	104.3	151.9	160.5	262.5	421.8
Three years later	215.0	206.0	164.9	128.8	160.5	209.4	238.7	401.0
Four years later	232.0	209.0	210.0	179.2	206.6	267.3	304.3
Five years later	222.5	243.4	251.8	216.2	252.7	318.0
Six years later	243.7	276.7	280.8	252.5	290.5
Seven years later	265.2	299.5	309.6	280.3
Eight years later	279.7	320.6	328.9
Nine years later	293.8	334.7
Ten years later	304.6
Reserves re-estimated as of:
One year later	229.5	268.2	286.3	279.6	319.4	429.4	383.8	833.5	989.2	966.2
Two years later	258.5	295.2	302.9	288.2	361.9	375.8	454.1	833.0	939.8
Three years later	277.5	310.1	317.3	326.7	322.9	436.9	484.2	787.6
Four years later	283.2	323.4	348.4	302.8	377.6	458.0	477.6
Five years later	291.1	348.1	338.0	351.7	393.3	452.5
Six years later	307.9	343.5	375.2	364.5	387.1
Seven years later	305.8	374.6	384.7	359.4
Eight years later	327.1	380.3	381.3
Nine years later	334.7	377.9
Ten years later	335.0
Favourable (unfavourable) development	(102.6)	(151.8)	(118.0)	(91.8)	(71.5)	(79.0)	(21.1)	(45.6)	64.3	58.2

(1)	The table above has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

The Insurance and Reinsurance – Other reporting segment experienced net favourable development of prior years’ reserves in 2011 of $58.2 as a result of net favourable development of $39.7 (principally comprised of net favourable development at Advent across most lines of business and reserve releases across a number of cedants at Group Re, partially offset by net adverse development at Polish Re related to commercial automobile claims reserves) and the effect of net favourable foreign currency movements of $18.5 (principally related to the translation of the Canadian dollar-denominated claims reserves of CRC Re). The total favourable impact of the effect of foreign currency translation on claims reserves of $25.6 was principally related to the strengthening of the U.S. dollar relative to the Canadian dollar in 2011 and comprised $18.5 related to prior years’ reserves and $7.1 related to the current year’s reserves.

Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2007 through 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff(1)

	2011	2010	2009		2008	2007
Provision for claims and LAE at January 1	2,095.0	1,956.7	1,989.9		2,116.5	2,487.9

Transfers to Runoff(2)	484.2	–	–		97.9	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	8.8	1.8	–		13.7	5.3
Foreign exchange effect on claims	(9.3)	(8.4)	14.3		(30.5)	21.0
Increase in provision for prior accident years’ claims	56.7	50.6	57.6		64.1	90.9

Total incurred losses on claims and LAE	56.2	44.0	71.9		47.3	117.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(1.8)	(0.1)	–		(2.6)	(4.1)
Payments on prior accident years’ claims	(211.4)	(300.0)	(105.1	)(3)	(269.2)	(484.5)

Total payments for losses on claims and LAE	(213.2)	(300.1)	(105.1)		(271.8)	(488.6)

Provision for claims and LAE at December 31 before the undernoted	2,422.2	1,700.6	1,956.7		1,989.9	2,116.5

A&E reserves transferred from Crum & Forster(4)	334.5	–	–		–	–

Runoff subsidiaries acquired during the year(5)	103.9	394.4	–		–	–

Provision for claims and LAE at December 31	2,860.6	2,095.0	1,956.7		1,989.9	2,116.5

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	Transfer to Runoff of OdysseyRe’s Clearwater Insurance business in 2011 and nSpire Re’s Group Re business in 2008.

(3)	Reduced by $136.2 of proceeds received from the commutation of several reinsurance treaties.

(4)	U.S. Runoff assumed substantially all of Crum & Forster’s liabilities for asbestos and environmental claims reserves in December 2011.

(5)	Syndicate 376 in 2011, GFIC and Syndicate 2112 in 2010.

Runoff experienced net adverse development of prior years’ reserves in 2011 of $56.7. U.S. Runoff experienced $117.5 of net adverse development of prior years’ reserves (primarily related to net strengthening of workers’ compensation and asbestos claims reserves), partially offset by $60.8 of net favourable development of prior years’ reserves in European Runoff (primarily related to net favourable emergence of $52.0 across all lines at European Runoff and an $8.8 decrease in the provision for uncollectible reinsurance).

Asbestos and Pollution

General A&E Discussion

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the United States, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these

FAIRFAX FINANCIAL HOLDINGS LIMITED

coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, Hepatitis C, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether (“MTBE”) was a significant potential health hazard exposure facing the company, however, the most significant MTBE exposures have been resolved. The remaining MTBE exposures appear to be minimal at this time. Although still a risk, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. Exposure to the insurance industry for Hepatitis C claims may be significant and while the company continues to monitor these claims and have had some policyholders present coverage demands, management believes the company’s exposure is minimal.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax’s exposure to asbestos and pollution losses are now under the management of Runoff (refer to the Runoff section of this MD&A for additional details related to those transactions). Accordingly, the following analysis of the company’s gross and net loss and ALAE reserves from A&E exposures as at December 31, 2011 and 2010, and the movement in gross and net reserves for those years is presented below:

	2011		2010
	Gross	Net	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,633.9	1,115.0	1,711.1	1,155.8
A&E losses and ALAE incurred during the year	47.7	47.1	117.5	66.2
A&E losses and ALAE paid during the year	(191.0)	(111.9)	(203.3)	(115.6)
Insurance subsidiaries acquired during the year	–	–	8.6	8.6

Provision for A&E claims and ALAE at December 31	1,490.6	1,050.2	1,633.9	1,115.0

Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This resulting reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, the company has not had this experience. Expense has increased as a result of the focus on these types of claims, as the malignancy cases are often more heavily litigated than were the non-malignancy cases.

The following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2011 and 2010, and the movement in gross and net reserves for those years:

	2011		2010
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,357.6	934.9	1,369.1	953.4
Asbestos losses and ALAE incurred during the year	73.8	49.3	141.4	75.7
Asbestos losses and ALAE paid during the year	(123.9)	(80.9)	(159.5)	(100.8)
Insurance subsidiaries acquired during the year	–	–	6.6	6.6

Provision for asbestos claims and ALAE at December 31	1,307.5	903.3	1,357.6	934.9

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis in the United States. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis in the United States. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2011 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation (including the legal uncertainties described above), the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. In the U.S., approximately 1,295 sites are included on the National Priorities List of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

At this point in time, natural resource damages claims have not developed into significant risks for the company’s insureds.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following is an analysis of the company’s gross and net loss and ALAE reserves from pollution exposures as at December 31, 2011 and 2010, and the movement in gross and net reserves for those years:

	2011		2010
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	276.3	180.1	342.0	202.4
Pollution losses and ALAE incurred during the year	(26.1)	(2.2)	(23.9)	(9.5)
Pollution losses and ALAE paid during the year	(67.1)	(31.0)	(43.8)	(14.8)
Insurance subsidiaries acquired during the year	–	–	2.0	2.0

Provision for pollution claims and ALAE at December 31	183.1	146.9	276.3	180.1

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

Summary

Management believes that the A&E reserves reported at December 31, 2011 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax’s subsidiaries purchase certain reinsurance to reduce their exposure on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($4,198.1 at December 31, 2011) consists of future recoverables from reinsurers on unpaid claims ($3,604.6), reinsurance receivable on paid losses ($500.9) and unearned premiums from reinsurers ($388.1), net of provision for uncollectible balances ($295.5). Recoverables from reinsurers on unpaid claims increased by $236.5 to $3,604.6 at December 31, 2011 from $3,368.1 at December 31, 2010 with the increase related primarily to the consolidation of the recoverable from reinsurers of First Mercury and Pacific Insurance, the recoverable from reinsurers acquired in connection with the reinsurance-to-close of Syndicate 376, the effects of losses ceded to reinsurers by OdysseyRe, Advent and Group Re principally related to the Japan earthquake and tsunami and increased business volume at Fairfax Asia and Fairfax Brasil, partially offset by the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The following table presents Fairfax’s top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2011. These 25 reinsurance groups represented 68.2% (66.6% at December 31, 2010) of Fairfax’s total recoverable from reinsurers at December 31, 2011.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	678.7	363.4
Lloyd’s	Lloyd’s	A	312.6	278.1
Munich	Munich Reinsurance America, Inc.	A+	233.3	212.1
Everest	Everest Re (Bermuda) Ltd.	A+	156.7	141.9
Berkshire Hathaway	General Reinsurance Corp.	A++	144.2	141.9
GIC	General Insurance Corp. of India	A–	133.4	34.8
ACE	ACE Property & Casualty Insurance Co.	A+	129.0	119.0
Transatlantic	Transatlantic Re	A	127.1	118.1
HDI	Hannover Rueckversicherung	A	121.4	104.2
Aegon	Arc Re	(4)	110.5	5.9
Nationwide	Nationwide Mutual Insurance Co.	A+	85.1	85.0
Alterra	Alterra Bermuda Ltd.	A	84.7	62.1
SCOR	SCOR Canada Reinsurance Co.	A	84.5	77.0
Ariel	Ariel Reinsurance Ltd.	A–	79.1	4.9
QBE	QBE Reinsurance Corp.	A	73.7	60.0
Ullico	Ullico Casualty Co.	B+	67.7	–
Enstar	Unionamerica Insurance	NR	66.1	55.8
CNA	Continental Casualty	A	59.0	39.8
Platinum	Platinum Underwriters Bermuda Ltd.	A	56.9	52.4
Liberty Mutual	Liberty Mutual Ins. Co.	A	49.7	49.0
Axis	Axis Reinsurance Co.	A	45.0	24.1
AXA	Colisee Re, CAB	A	42.5	38.6
Achilles	Brit Insurance Ltd.	A	41.6	40.2
Travelers	Travelers Indemnity Co.	A+	41.4	41.1
Singapore Re	Singapore Re Corp	A–	41.0	18.1

Sub-total			3,064.9	2,167.5
Other reinsurers			1,428.7	1,113.1

Total recoverable from reinsurers			4,493.6	3,280.6
Provision for uncollectible reinsurance			(295.5)	(295.5)

Recoverable from reinsurers			4,198.1	2,985.1

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).
(2)	Before specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.
(4)	Aegon is rated A- by S&P; Arc Re is not rated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the classification of the $4,198.1 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2011. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers

A++	170.5	14.0	156.5
A+	1,443.0	377.8	1,065.2
A	1,371.9	212.3	1,159.6
A-	457.8	233.8	224.0
B++	37.3	12.3	25.0
B+	92.5	76.5	16.0
B or lower	1.8	0.2	1.6
Not rated	766.3	239.8	526.5
Pools and associations	152.5	46.3	106.2

	4,493.6	1,213.0	3,280.6
Provision for uncollectible reinsurance	(295.5)		(295.5)

Recoverable from reinsurers	4,198.1		2,985.1

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,213.0 as at December 31, 2011 as follows:

•	for reinsurers rated A- or better, Fairfax had security of $837.9 against outstanding reinsurance recoverable of $3,443.2;

•	for reinsurers rated B++ or lower, Fairfax had security of $89.0 against outstanding reinsurance recoverable of $131.6;

•	for unrated reinsurers, Fairfax had security of $239.8 against outstanding reinsurance recoverable of $766.3; and

•	for pools and associations, Fairfax had security of $46.3 against outstanding reinsurance recoverable of $152.5.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $295.5 provision for uncollectible reinsurance related to the $569.1 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 26.9% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2011 (compared to 23.5% at December 31, 2010) with the increase year-over-year primarily related to the transfer of Clearwater Insurance to Runoff, the assumption by Runoff of substantially all of Crum & Forster’s liabilities for asbestos, environmental and latent claims, the acquisition of Valiant Insurance from Crum & Forster and the reinsurance-to-close of Syndicate 376. Prior to giving effect to these transactions, recoverable from reinsurers at Runoff decreased by $230.4 in 2011 compared to 2010 primarily as a result of the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	145.2	13.4	131.8	25.3	0.6	24.7
A+	1,064.4	356.6	707.8	378.6	21.2	357.4
A	1,127.2	179.0	948.2	244.7	33.3	211.4
A-	342.8	153.4	189.4	115.0	80.4	34.6
B++	23.7	11.1	12.6	13.6	1.2	12.4
B+	80.5	72.5	8.0	12.0	4.0	8.0
B or lower	0.7	—	0.7	1.1	0.2	0.9
Not rated	199.1	79.6	119.5	567.2	160.2	407.0
Pools and associations	139.2	46.3	92.9	13.3	—	13.3

	3,122.8	911.9	2,210.9	1,370.8	301.1	1,069.7
Provision for uncollectible reinsurance	(54.8)		(54.8)	(240.7)		(240.7)

Recoverable from reinsurers	3,068.0		2,156.1	1,130.1		829.0

Based on the results of the preceding analysis of the company’s recoverable from reinsurers and on the credit risk analysis performed by the company’s reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2011.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Ceded reinsurance transactions had a net favourable pre-tax impact in 2011 of $37.9 (2010 – $81.9) comprised as set out in the table that follows:

	2011	2010
Reinsurers’ share of premiums earned	(1,121.4)	(914.4)
Commissions earned on reinsurers’ share of premiums earned	226.1	166.9
Reinsurers’ share of losses on claims	911.9	854.6
Release (provision) for uncollectible reinsurance	21.3	(25.2)

Net impact of ceded reinsurance (pre-tax)	37.9	81.9

Reinsurers’ share of premiums earned increased to $1,121.4 in 2011 compared to $914.4 in 2010 with the increase primarily attributable to lower net retentions at Crum and Forster, the year-over-year increase in premiums ceded to reinsurers by companies acquired in 2011 and 2010 (principally First Mercury) and increased year-over-year business growth at Fairfax Brasil and Fairfax Asia. Commissions earned on reinsurers’ share of premiums earned in 2011 increased to $226.1 compared to $166.9 in 2010 with the increase commensurate with the increase in reinsurers’ share of premiums earned as described above. Reinsurers’ share of losses on claims of $911.9 in 2011 compared to $854.6 in 2010 with the increase primarily attributable to the strengthening of workers’ compensation reserves at Runoff and increased reinsurance utilization as a result of catastrophe losses at Advent, partially offset by decreased losses on claims ceded to reinsurers by First Capital (First Capital ceded a significant loss related to the Aban Pearl oil rig in 2010). In 2011, the company recorded a net release of $21.3 of provision for uncollectible reinsurance as a result of recovery of certain reinsurance recoverables in 2011 which were provided

FAIRFAX FINANCIAL HOLDINGS LIMITED

for in prior periods and a reduction in 2011 of certain specific provisions for uncollectible reinsurance compared to a net provision for uncollectible reinsurance of $25.2 recorded in 2010.

Ceded reinsurance contributed marginally to cash provided by operating activities in 2011 and to a much lesser extent relative to 2010 with the decrease principally related to a 26.4% increase in written premium ceded to reinsurers (on a cash basis the company ceded written premium to reinsurers of $1,143.4 and $904.6 in 2011 and 2010 respectively) relative to a 1.6% decrease in collections of ceded losses (on a cash basis the company collected $902.7 and $917.2 from reinsurers in 2011 and 2010 respectively related to ceded losses). The increase in ceded written premiums of 26.4% exceeded the change in ceded losses (a decrease of 1.6%) primarily as a result of increased reinstatement premiums paid year-over-year (the company paid reinstatement premiums of $46.8 and $13.0 in 2011 and 2010 respectively) which are payable to reinsurers immediately to restore coverage limits that have been exhausted as a result of reinsured catastrophe losses under certain excess of loss reinsurance treaties, whereas the collections from reinsurers related to those catastrophe losses will occur in the future (for example in 2012 and beyond in relation to the Japanese earthquake and tsunami). In 2011, commissions collected on reinsurer’ share of premiums earned increased compared to 2010 with the increase commensurate with the increase in written premiums ceded to reinsurers as described above. In addition, the cost of purchasing excess of loss reinsurance protection for the start-up operations of Fairfax Brasil in 2011 continued to be disproportionate relative to the size of Fairfax Brasil but was necessary to provide Fairfax Brasil with the ability to offer the capacity necessary to grow its business in the Brazilian market.

Investments

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments(2)	Bonds	Preferred stocks	Common stocks	Real estate	Total(2)	Per share ($)(2)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
h
2002	2,033.2	7,390.6	160.1	992.1	20.5	10,596.5	753.90
2003	6,120.8	4,705.2	142.3	1,510.7	12.2	12,491.2	901.35
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,221.2	24.6	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,717.4	23.0	24,322.5	1,193.70

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The increase in total investments per share of $54.63 from $1,139.07 at December 31, 2010 to $1,193.70 at December 31, 2011 primarily reflected increased net realized and unrealized appreciation related to bonds (principally U.S. treasury and U.S. state and municipal bonds), the net unrealized appreciation of the company’s equity hedges, the consolidation of the investment portfolios of First Mercury and Pacific Insurance ($163.8 and $81.2 respectively at December 31, 2011) and decreased Fairfax common shares effectively outstanding (20,375,796 at December 31, 2011 compared to 20,455,247 at December 31, 2010), partially offset by net unrealized depreciation related to the company’s equity and equity-related holdings and the unfavourable impact of foreign currency translation. Since 1985, investments per share have compounded at a rate of 24.7% per year.

Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash and investments was $6.3 in 2011 (2010 – $17.1). Interest and dividend income earned in Fairfax’s first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
h
2002	10,377.9	436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5	331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Consolidated interest and dividend income of $705.3 in 2011 decreased by 0.9% from $711.5 in 2010. Prior to giving effect to the year-over-year impact of the consolidation of Zenith National, GFIC, First Mercury and Pacific Insurance, consolidated interest and dividend income of $628.9 in 2011 decreased by 6.9% from $675.5 in 2010 with the decrease primarily attributable to lower yields due to increased investment expenses incurred in connection with total return swaps (discussed below), partially offset by a modest increase in interest and dividend income earned. Primarily as a result of these factors, the company’s pre-tax interest and dividend income yield in 2011 of 2.97% decreased from 3.20% in 2010. The company’s after-tax interest and dividend yield in 2011 of 2.13% (compared to 2.20% in 2010) reflected the benefit of the decrease in the company’s Canadian statutory income tax rate from 31.0% in 2010 to 28.3% in 2011.

Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and expenses incurred in connection with total return swaps (described in the two subsequent paragraphs), interest and dividend income in 2011 of $861.9 (2010 – $814.9) produced a pre-tax gross portfolio yield of 3.62% (2010 – 3.66%). The company’s pre-tax gross portfolio yield remained relatively stable on a year-over-year basis despite the decrease in interest rates in 2011 on the company’s principal fixed income holdings (U.S. treasury bonds and U.S. state and municipal bonds), primarily as a result of purchases during the year of certain higher yielding other government and U.S. state and municipal bonds partially offset by the shift to lower yielding shorter dated U.S. treasury bills late in 2011.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company’s reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2011, funds withheld payable to reinsurers shown on the consolidated balance sheet of $412.6 ($363.2 as at December 31, 2010) principally related to Crum & Forster of $318.0 ($266.1 at December 31, 2010), First Capital

FAIRFAX FINANCIAL HOLDINGS LIMITED

of $46.5 ($44.0 at December 31, 2010) and OdysseyRe of $29.0 ($38.3 at December 31, 2010). The year-over-year increase in funds withheld payable to reinsurers at Crum & Forster primarily related to the acquisition of First Mercury. The company’s consolidated interest and dividend income in 2011 of $705.3 (2010 – $711.5) is shown net of $16.3 (2010 – $17.3) of interest expense which accrued to reinsurers on funds withheld.

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “investment expenses incurred in connection with total return swaps” refers to the net dividends and interest paid or received related to the company’s long and short equity total return swaps which totaled $140.3 in 2011 compared to $86.1 in 2010. The company’s consolidated interest and dividend income in 2011 and 2010 is shown net of these amounts.

The consolidated share of profit of associates was $1.8 in 2011 compared to $46.0 in 2010, with the decrease principally related to the year-over-year increase of $55.6 in the company’s share of the losses of ICICI Lombard which was primarily as a result of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool.

Net Gains (Losses) on Investments

Net gains on investments of $691.2 in 2011 (net losses on investments of $3.0 in 2010) were comprised as shown in the following table:

	2011				2010
		Mark-to-market				Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investment	Inception-to-date realized gains (losses) on positions closed or sold in the period	(Gains) losses recognized in prior periods on positions closed or sold in the period	Gains (losses) arising on positions remaining open at end of period	Net gains (losses) on investment
Common stocks	491.6	(240.9)	(1,025.5)	(774.8)	444.7	(347.4)	480.0	577.3
Preferred stocks – convertible	–	–	(5.2)	(5.2)	–	–	(18.6)	(18.6)
Bonds – convertible	43.1	16.3	(35.9)	23.5	(266.7)	337.0	17.8	88.1
Gain on disposition of associate(1)	7.0	–	–	7.0	77.9	–	–	77.9
Other equity derivatives(2)	161.9	(140.4)	(64.8)	(43.3)	13.7	0.2	166.8	180.7

Equity and equity-related holdings	703.6	(365.0)	(1,131.4)	(792.8)	269.6	(10.2)	646.0	905.4
Economic equity hedges	–	–	413.9	413.9	–	–	(936.6)	(936.6)

Equity and equity-related holdings after equity-hedges	703.6	(365.0)	(717.5)	(378.9)	269.6	(10.2)	(290.6)	(31.2)
Bonds	424.6	48.1	806.0	1,278.7	564.3	(185.6)	(303.0)	75.7
Preferred stocks	0.9	(1.1)	(1.7)	(1.9)	1.6	(0.3)	5.5	6.8
CPI-linked derivatives	–	–	(233.9)	(233.9)	–	–	28.1	28.1
Other derivatives	10.8	13.0	25.6	49.4	(21.0)	36.8	(12.9)	2.9
Foreign currency	(64.5)	49.3	(19.2)	(34.4)	(179.0)	100.9	(29.6)	(107.7)
Other	13.0	–	(0.8)	12.2	17.4	5.0	–	22.4

Net gains (losses) on investments	1,088.4	(255.7)	(141.5)	691.2	652.9	(53.4)	(602.5)	(3.0)

Net gains (losses) on bonds is comprised as follows:
Government bonds	354.6	100.8	297.7	753.1	202.8	(75.0)	(142.5)	(14.7)
U.S. states and municipalities	(2.0)	0.4	644.3	642.7	58.1	(45.4)	(212.0)	(199.3)
Corporate and other	72.0	(53.1)	(136.0)	(117.1)	303.4	(65.2)	51.5	289.7

	424.6	48.1	806.0	1,278.7	564.3	(185.6)	(303.0)	75.7

(1)

On December 30, 2011, Polish Re, a wholly owned subsidiary of the company sold all of its interest in Polskie Towarzystwo Ubezpiezen S.A. (“PTU”) and received cash consideration of $10.1 (34.7 million Polish zloty) and recorded net gains on investments of $7.0. On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. (“ICG”) from 22.2% to 11.1% and received cash consideration of $163.9 and recorded net gains on investments of $77.9, pursuant to the transaction described in note 6 to the consolidated financial statements for the year ended December 31, 2011.

(2)	Other equity derivatives include equity total return swaps-long positions, equity call options and warrants.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. In 2011, the company’s equity and equity-related holdings after equity hedges produced a net loss of $378.9 (2010 – $31.2) despite the notional amount of the company’s economic equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings (economic equity hedges represented 104.6% of the company’s equity and equity-related holdings ($6,822.7) at December 31, 2011). In 2011, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index (decreased 5.5% in 2011), the S&P 500 index (decreased nominally in 2011) and certain individual equity securities (decreased by 12.6% on a weighted average basis in 2011). The majority of the net loss in 2011 of $378.9 related to the company’s equity and equity-related holdings after equity hedges is unrealized and it is the company’s expectation that over the long term and consistent with its historical investment performance, the company’s equity and equity-related holdings will outperform the broader equity indexes, with the result that the net loss related to the company’s equity and equity-related holdings after equity hedges recorded in 2011 (or a portion thereof) will reverse in future periods. Refer to the analysis in note 24 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s consolidated financial statements for the year ended December 31, 2011 for a discussion of the company’s economic hedge of equity price risk and related basis risk.

Net gains on bonds in 2011 of $1,278.7 (2010 – $75.7) included net realized gains of $270.9 (2010 – $71.2) on U.S. treasury bonds with the remainder primarily comprised of net mark-to-market gains on U.S. treasury and U.S. state and municipal bonds, reflecting the impact of declining interest rates during 2011 on the company’s fixed income portfolio. The company’s investment in CPI-linked derivative contracts produced an unrealized loss of $233.9 in 2011 (2010 – $28.1 unrealized gain) primarily as a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent ten years. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments in 2010 and 2011 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year(1)	Average investments at carrying value(2)	Interest and dividends	Net realized gains		Change in unrealized gains (losses)	Net gains (losses) recorded in:		Change in unrealized gains (losses) on equity accounted investments	Total return on average investments (%)
						Net earnings(3)	Other comprehensive income
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
h
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.5	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–			737.7	–	78.5	1,521.5	6.4

Cumulative from inception		8,188.6	3,887.8			6,028.8				9.6	(6)

(1)	IFRS basis for 2011 and 2010; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)

Excludes a net loss in 2011 of $46.5 (2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

(4)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(5)

Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)	Simple average of the total return on average investments for each of the 26 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $10,975.3 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2011, total return on average investments has averaged 9.6%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

Bonds

A summary of the composition of the company’s fixed income portfolio as at December 31, 2011 and 2010, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2011		December 31, 2010
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,955.5	25.1	4,220.2	32.5
AA/Aa	5,408.0	45.9	5,291.0	40.8
A/A	1,822.6	15.5	1,432.7	11.1
BBB/Baa	349.3	3.0	558.4	4.3
BB/Ba	75.5	0.6	324.4	2.5
B/B	125.6	1.1	215.1	1.7
Lower than B/B and unrated	1,034.4	8.8	914.9	7.1

Total	11,770.9	100.0	12,956.7	100.0

The majority of the securities within the company’s fixed income portfolio are rated investment grade or higher with 71.0% (73.3% at December 31, 2010) being rated AA or higher (primarily consisting of government obligations). There were no significant changes to the credit quality of the company’s fixed income portfolio at December 31, 2011 compared to December 31, 2010 except in respect to the sale of approximately 53.9% of the company’s holdings of U.S. treasury bonds, the proceeds from which were retained in cash or reinvested into short term investments with minimal exposure to credit risk. At December 31, 2011, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. sovereign government bonds) to which the company had the greatest exposure totaled $3,862.0, which represented approximately 15.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2011 was $228.9, which represented approximately 0.9% of the total investment portfolio.

As at December 31, 2011 the company had investments with a fair value of $415.7 ($422.8 at December 31, 2010) in sovereign government bonds rated A/A or lower including $244.2 ($268.5 at December 31, 2010) of Greek bonds (purchased at deep discounts to par) and $82.8 ($89.0 at December 31, 2010) of Polish bonds (purchased to match claims liabilities of Polish Re), representing in the aggregate 1.7% (1.8% at December 31, 2010) of the total investment portfolio. As at December 31, 2011 and 2010, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain.

The consolidated investment portfolio included $6.2 billion ($5.4 billion at December 31, 2010) of U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.3 billion taxable), almost all of which were purchased during 2008. Of the $6.2 billion ($5.4 billion at December 31, 2010) held in the subsidiary investment portfolios at December 31, 2011, approximately $3.8 billion ($3.5 billion at December 31, 2010) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2011
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	9,492.1	(1,536.0)	(19.4)
100 basis point increase	10,597.7	(794.0)	(10.0)
No change	11,770.9	–	–
100 basis point decrease	13,127.7	922.8	11.5
200 basis point decrease	14,769.9	2,039.6	25.5

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company’s exposure to credit risk and interest rate risk is discussed further in note 24 to the consolidated financial statements for the year ended December 31, 2011.

Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2011, the company had aggregate equity and equity-related holdings of $6,822.7 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile

FAIRFAX FINANCIAL HOLDINGS LIMITED

and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. At December 31, 2011, equity hedges with a notional amount of $7,135.2 represented 104.6% of the company’s equity and equity-related holdings (80.2% at December 31, 2010). The excess of the equity hedges over the company’s equity and equity-related holdings at December 31, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected some non-correlated performance of the company’s equity and equity-related holdings in 2011 relative to the performance of the economic equity hedges used to protect those holdings. The company’s exposure to basis risk is discussed further in note 24 to the consolidated financial statements for the year ended December 31, 2011. The company’s objective is that the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk.

	December 31, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

Derivatives and Derivative Counterparties

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2011	December 31, 2010
Total derivative assets (excluding exchange traded instruments principally comprised of equity and credit warrants which are not subject to counterparty risk)	389.2	424.8
Impact of net settlement arrangements (described above)	(101.0)	(119.0)
Fair value of collateral deposited for the benefit of the company net of $65.7 (nil at December 31, 2010) of excess collateral pledged by counterparties	(141.6)	(120.5)
Excess collateral pledged by the company in favour of counterparties	129.7	41.1
Initial margin not held in segregated third party custodian accounts	80.6	67.7

Net derivative counterparty exposure after net settlement and collateral arrangements	356.9	294.1

The fair value of the collateral deposited for the benefit of the company at December 31, 2011 consisted of $50.5 cash ($26.1 at December 31, 2010) and government securities of $156.8 ($94.4 at December 31, 2010). The net derivative counterparty exposure after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Float

Fairfax’s float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of generating that float. As the table shows, the average float from those operations increased in 2011 to $11.3 billion, at a cost of 6.7%.

				Average long

	Underwriting profit (loss)(1)		Benefit (cost) of float	term Canada treasury bond yield
Year		Average float
1986	2.5	21.6	11.6%	9.6%
h
2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
Weighted average since inception			(2.8)%	4.7%
Fairfax weighted average financing differential since inception: 1.9%

(1)	IFRS basis for 2011; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the presentation adopted in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the breakdown of total year-end float for the most recent five years.

	Insurance			Reinsurance	Insurance and Reinsurance	Total Insurance
			Fairfax			and
Year	Northbridge	U.S.	Asia	OdysseyRe	Other	Reinsurance	Runoff	Total
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0

In 2011, the Northbridge float increased by 1.4% (at a cost of 1.4%) primarily due to lower recoverable from reinsurers, partially offset by a decline in loss and loss adjustment expense reserves and the effect of the strengthening of the U.S. dollar relative to the Canadian dollar. The U.S. Insurance float increased by 8.7% (at a cost of 7.0%) as a result of the acquisition of First Mercury, partially offset by the transfer by way of reinsurance of substantially all of Crum & Forster’s liabilities for asbestos, environmental and other latent claims reserves to the Runoff reporting segment. The Fairfax Asia float increased by 168.6% (at no cost) primarily due to the acquisition of Pacific Insurance and increases in premiums payable to reinsurers. The Reinsurance – OdysseyRe float decreased by 1.3% (at a cost of 7.1%) due to the transfer of Clearwater Insurance to the Runoff reporting segment, partially offset by increased loss and loss adjustment expense reserves. The Insurance and Reinsurance – Other float increased by 4.2% (at a cost of 20.7%) primarily as a result of increased loss and loss adjustment expense reserves recorded by Advent and Group Re. The Runoff float increased by 38.1% primarily as a result of the assumption by Runoff of the loss and loss adjustment expense reserves of Crum & Forster (related to asbestos, environmental and other latent claims), OdysseyRe (related to the transfer of Clearwater Insurance) as discussed above and Syndicate 376. In the aggregate, the float increased by $1.3 to $14.4 at the end of 2011.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios(1):

	2011		2010		2009		2008		2007
Holding company cash and investments (net of short sale and derivative obligations)	962.8		1,474.2		1,242.7		1,555.0		963.4

Holding company debt	2,080.6		1,498.1		1,236.9		869.6		1,063.2
Subsidiary debt	623.9		919.5		903.4		910.2		915.0
Other long term obligations – holding company	314.0		311.5		173.5		187.7		192.6

Total debt	3,018.5		2,729.1		2,313.8		1,967.5		2,170.8

Net debt	2,055.7		1,254.9		1,071.1		412.5		1,207.4

Common shareholders’ equity	7,427.9		7,697.9		7,391.8		4,866.3		4,121.4
Preferred stock	934.7		934.7		227.2		102.5		136.6
Non-controlling interests	45.9		41.3		117.6		1,382.8		1,585.0

Total equity	8,408.5		8,673.9		7,736.6		6,351.6		5,843.0

Net debt/total equity	24.4%		14.5%		13.8%		6.5%		20.7%
Net debt/net total capital(2)	19.6%		12.6%		12.2%		6.1%		17.1%
Total debt/total capital(3)	26.4%		23.9%		23.0%		23.7%		27.1%
Interest coverage(4)	1.0	x	1.8	x	8.2	x	16.4	x	11.3	x
Interest and preferred share dividend distribution coverage(5)	0.7	x	1.4	x	7.5	x	15.0	x	10.3	x

(1)	IFRS basis for 2011 and 2010, and Canadian GAAP basis for 2009 and prior.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

Holding company debt (including other long term obligations) at December 31, 2011 increased by $585.0 to $2,394.6 from $1,809.6 at December 31, 2010, primarily reflecting the company’s issuances of $500.0 and Cdn$400.0 principal amount of its unsecured senior notes due 2021, partially offset by the repurchase of $298.2 principal amount of Fairfax unsecured senior notes due 2012 (as described in note 15 to the consolidated financial statements for the year ended December 31, 2011) and the foreign currency translation effect during 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar.

Subsidiary debt at December 31, 2011 decreased by $295.6 to $623.9 from $919.5 at December 31, 2010, primarily reflecting the repurchases of $323.8 and $35.9 principal amounts of Crum & Forster and OdysseyRe unsecured senior notes respectively, partially offset by the consolidation of First Mercury’s trust preferred securities following its acquisition by the company on February 9, 2011 net of subsequent redemptions and repurchases of its trust preferred securities. Transactions in the subsidiary debt of the company are described in note 15 to the consolidated financial statements for the year ended December 31, 2011.

Common shareholders’ equity at December 31, 2011 decreased by $270.0 to $7,427.9 from $7,697.9 at December 31, 2010, primarily as a result of the company’s payments of dividends on its common shares and preferred shares ($257.4), the actuarial losses on defined benefit plans ($22.5) recognized directly in retained earnings and the effect of decreased accumulated other comprehensive income (a decrease of $14.6 in 2011 primarily reflecting a net decrease in foreign currency translation), partially offset by net earnings attributable to shareholders of Fairfax ($45.1).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 19.6% at December 31, 2011 from 12.6% at December 31, 2010 as a result of increased holding company debt, decreased holding company cash and investments (discussed in the Liquidity section of this MD&A) and decreased common shareholders’ equity, partially offset by decreased subsidiary debt. The consolidated total debt/total capital ratio increased to 26.4% at December 31, 2011 from 23.9% at December 31, 2010 as a result of increased holding company debt and decreased common shareholders’ equity, partially offset by decreased subsidiary debt.

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2011 of $962.8 ($1,474.2 at December 31, 2010) provide adequate liquidity to meet the holding company’s known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011). The holding company’s known significant commitments for 2012 consist of the net amount of $56.7 (Cdn$57.7) (paid January 2012) in respect of the company’s acquisition of Prime Restaurants (as described in note 23 to the consolidated financial statements for the year ended December 31, 2011), the $205.8 dividend on common shares ($10.00 per share, paid January 2012), the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes due April 15, 2012, interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)(1)
	2011	2010	2009	2008	2007
Insurance
Northbridge (Canada)	1.0	0.8	0.7	1.0	0.7
Crum & Forster (U.S.)(2)	0.9	0.6	0.5	0.8	0.8
Zenith National (U.S.)(3)	0.8	0.6	n/a	n/a	n/a
Fairfax Asia	0.5	0.4	0.4	0.3	0.3
Reinsurance – OdysseyRe	0.6	0.5	0.5	0.7	0.8
Insurance and Reinsurance – Other(4)	0.8	0.8	1.1	0.6	0.6
Canadian insurance industry	1.1	1.1	1.0	1.0	1.0
U.S. insurance industry	0.8	0.7	0.8	1.0	0.9

(1)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior.

(2)	First Mercury was acquired February 9, 2011, pursuant to the acquisition transaction described in note 23 to the consolidated financial statements for the year ended December 31, 2011.

(3)

Zenith National was acquired May 20, 2010, pursuant to the acquisition transaction described in note 23 to the consolidated financial statements for the year ended December 31, 2011. Zenith National’s net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(4)	Other includes Group Re (all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2011, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.7 times (4.7 times at December 31, 2010) the authorized control level, except for TIG which had 2.3 times (2.7 times at December 31, 2010).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2011, Northbridge’s subsidiaries had a weighted average MCT ratio of 212% of the minimum statutory capital required, compared to 222% at December 31, 2010, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2011.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2011:

Standard
Issuer Credit Ratings	A.M. Best		& Poor’s		Moody’s	DBRS
Fairfax Financial Holdings Limited	bbb		BBB-		Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A		A-		Baa1	–
Zenith National Insurance Corp.	A		BBB+		A3	–
Odyssey Re Holdings Corp.(1)	A		A-		A3	–
Lombard General Insurance Company of Canada	A		A-		–	–
Commonwealth Insurance Company	A		A-		–	–
Markel Insurance Company of Canada	A		A-		–	–
Federated Insurance Company of Canada	A		A-		–	–
CRC Reinsurance Limited	A		–		–	–
Wentworth Insurance Company Ltd.	A-		–		–	–
First Capital Insurance Limited	A		–		–	–
Falcon Insurance Company (Hong Kong) Limited	–		A-		–	–
Advent Capital (Holdings) PLC	A	(2)	A+	(2)	–	–
Polish Re	A-		BBB+		–	–

(1)	Financial strength ratings apply to the operating companies.

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2011, Moody’s upgraded the senior unsecured debt rating of Fairfax from a “Ba1” at December 31, 2010 to a “Baa3” at December 31, 2011; Standard & Poor’s revised the outlook for Fairfax and all operating companies financial strength ratings to positive while downgrading the stand alone financial strength rating of Zenith National to a “BBB+”.

Book Value Per Share

Common shareholders’ equity at December 31, 2011 was $7,427.9 or $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of equity accounted investments) compared to $376.33 per basic share (excluding the unrecorded $269.0 excess of fair value over the carrying value of equity accounted investments) at December 31, 2010, representing a decrease per basic share in 2011 of 3.1% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2011, or a decrease of 0.4% adjusted to include that dividend). During 2011, the number of basic shares decreased primarily as a result of the repurchase of 53,751 subordinate voting shares for treasury (for use in the company’s senior share plans) and the repurchase of 25,700 subordinate voting shares for cancellation. At December 31, 2011, there were 20,375,796 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2007 – repurchase of shares	(38,600)	181.35	(7.0)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share issuances in 2009 and 2010 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

Holding company cash and investments at December 31, 2011 totaled $1,026.7 ($962.8 net of $63.9 of holding company short sale and derivative obligations), compared to $1,540.7 at December 31, 2010 ($1,474.2 net of $66.5 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2011 included the following outflows – the payment of $766.8 (inclusive of $39.7 paid to Zenith National) to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes (funding from the holding company was provided to Crum & Forster through a second quarter capital contribution ($359.3) and to OdysseyRe through a reduction of an outstanding balance on an intercompany revolving line of credit ($47.9)), the payment of $294.3 in respect of the company’s acquisition of First Mercury (the holding company contributed to Crum & Forster its investment in First Mercury of $294.3 plus additional cash of $31.3 to fund the repayment of First Mercury’s short-term debt), the capital contribution of $85.0 made to Fairfax Asia to facilitate the acquisition of 100% of Pacific Insurance ($71.5) and to fund the participation in an ICICI Lombard rights offering ($19.8), the payment of $30.8 (Cdn$31.5) in respect of the company’s acquisition of Sporting Life and the payment of $257.4 of common and preferred share dividends; and the following inflows – the receipt of $493.9 of net proceeds on the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021, the receipt of $405.6 (Cdn$396.0) of net proceeds on the issuance of Cdn$400 million principal amount of 6.40% unsecured senior notes due 2021, $309.1 of dividends (received from Crum & Forster ($104.0), Runoff ($125.0), Zenith National ($36.7) and associates ($43.4, primarily $37.1 received from Cunningham Lindsey Group)), the receipt of $112.4 of holding company corporate income tax refunds and the $97.3 of net cash received with respect to long and short equity and equity index total return swaps. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that cash and investments, net of holding company short sale and derivative obligations, at December 31, 2011 of $962.8 ($1,474.2 at December 31, 2010) provide adequate liquidity to meet the holding company’s known obligations in 2012 and for the foreseeable future. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 to the consolidated financial statements for the year ended December 31, 2011). The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2011, the holding company received net cash of $97.3 (2010 – paid net cash of $163.2) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above. The holding company’s known significant commitments for 2012 consist of the net amount of $56.7 (Cdn$57.7) (paid January 2012) in respect of the company’s acquisition of Prime Restaurants (as described in note 23 to the consolidated financial statements for the year ended December 31, 2011), the $205.8 dividend on common shares ($10.00 per share, paid January 2012), the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes due April 15, 2012, interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts.
Subsidiary cash and short term investments increased by $2,685.3 to $6,199.2 at December 31, 2011 from $3,513.9 at December 31, 2010, with the increase primarily attributable to the reinvestment into cash and short term investments of the majority of proceeds of $1,673.7 received on the sales of U.S. treasury bonds, cash received in connection with the quarterly reset provisions of short equity and equity index total return swaps, the consolidation of the cash and short term investments of First Mercury ($148.4) and Pacific Insurance ($23.2) and net cash provided by operating activities, partially offset by the payment of dividends to Fairfax of $265.7 and the payment of $30.0 of subsidiary corporate income taxes. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2011, the insurance and reinsurance subsidiaries received net cash of $173.3 (2010 – paid net cash of $541.9) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swap derivative contracts may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2011 and 2010:

	2011	2010
Operating activities
Cash provided by operating activities before the undernoted	33.2	11.1
Net (purchases) sales of securities classified as at FVTPL	(1,254.7)	1,028.4
Investing activities
Net purchases of investments in associates	(130.5)	(214.8)
Net purchase of subsidiaries, net of cash acquired	276.5	(454.9)
Net purchases of premises and equipment and intangible assets	(42.2)	(38.6)
Financing activities
Issuance of holding company debt	899.5	261.8
Repurchase of subsidiary debt and securities	(762.3)	(102.7)
Issuance of subordinate voting shares	–	199.7
Issuance of preferred shares	–	701.2
Common and preferred share dividends paid	(257.4)	(232.2)
Other cash used in financing activities	(77.9)	(54.1)

Increase (decrease) in cash and cash equivalents during the year	(1,315.8)	1,104.9

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $33.2 in 2011 from $11.1 in 2010 primarily as a result of increased premium collections and decreased taxes paid, partially offset by higher net paid losses. Net purchases of securities classified as at FVTPL of $1,254.7 in 2011 primarily reflected the purchases of short term investments, partially offset by the sale of U.S. treasury bonds and net cash received with respect to total return swap derivative contracts. Net sales of securities classified as at FVTPL of $1,028.4 in 2010 primarily reflected the sales of common stocks and short term investments, partially offset by net cash paid with respect to total return swap derivative contracts.

Net purchases of investments in associates of $130.5 in 2011 (primarily investments in certain limited partnerships and participation in an ICICI Lombard rights offering) compared to $214.8 in 2010 (principally the investment in 41.3% of Gulf Insurance). Net purchases of subsidiaries, net of cash acquired in 2011 included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 and $29.8 used to acquire Pacific Insurance and a 75.0% interest in Sporting Life respectively. Net purchases of subsidiaries, net of cash acquired in 2010 included cash used to acquire Zenith National and GFIC. Notes 6 and 23 to the company’s consolidated financial statements for the year ended December 31, 2011 describe the company’s investments in associates and acquisitions during the periods discussed above.

In 2011, the company received net proceeds of $899.5 on the issuances of $500.0 principal amount of 5.80% unsecured senior notes due 2021 (net proceeds of $493.9) and Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 (net proceeds of $405.6 (Cdn$396.0)). In 2010, issuance of holding company debt primarily related to the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 (net proceeds of $267.1 (Cdn$272.5)). In 2011, the company used $762.3 of cash to repurchase debt and securities of subsidiaries (primarily the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($727.1) and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

redemption of a portion of First Mercury’s trust preferred securities ($26.7)) compared with cash used to repurchase subsidiary debt and securities in 2010 of $102.7 (primarily the redemption of OdysseyRe’s Series A and Series B preferred shares ($70.6) and the purchase of a portion of Zenith National’s redeemable debentures ($20.0)). In 2010, the company received net proceeds of $199.8 related to the issuance of subordinate voting shares and $701.2 of net proceeds related to the issuance of Series I (par value Cdn$300), Series G (par value Cdn$250.0) and Series E (par value Cdn$200) preferred shares. In 2011, the company paid common share dividends of $205.9 (2010 —$200.8) and preferred share dividends of $51.5 (2010 — $31.4). Other cash used in financing activities of $77.9 in 2011 principally related to subordinate voting shares purchased for treasury ($26.0), the net repayment of subsidiary indebtedness (primarily related to First Mercury) ($41.9) and subordinate voting shares repurchased for cancellation ($10.0). Other cash used in financing activities of $54.1 in 2010 principally related to subordinate voting shares purchased for treasury ($26.8), subordinate voting shares purchase for cancellation ($16.8) and the net repayment of subsidiary indebtedness ($10.5).

Contractual Obligations

The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at December 31, 2011:

	Less than			More than
	1 year	1 - 3 years	3 - 5 years	5 years	Total
Provision for losses and loss adjustment expenses	4,092.0	4,897.4	2,911.0	5,331.8	17,232.2
Long term debt obligations – principal	90.6	192.4	470.2	2,339.7	3,092.9
Long term debt obligations – interest	194.6	367.4	330.9	843.2	1,736.1
Operating leases – obligations	63.3	103.6	70.4	129.5	366.8

	4,440.5	5,560.8	3,782.5	8,644.2	22,428.0

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 24 to the consolidated financial statements for the year ended December 31, 2011.

Lawsuit Seeking Class Action Status

For a full description of this matter, please see section (a) of “Lawsuits” in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2011.

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2011 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2011, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2011, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2011.

Significant Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises would be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. Accordingly, the company adopted IFRS effective January 1, 2011 and prepared its annual consolidated financial statements for the year ended December 31, 2011, including 2010 comparative information, using IFRS accounting policies. The company’s consolidated financial statements for the year ended December 31, 2011 are its first annual financial statements that comply with IFRS. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

The company’s transition to IFRS was most affected by the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and future changes to IFRS as discussed below, the company’s IFRS accounting policies do not differ significantly from those previously applied under Canadian GAAP. The 2010 IFRS comparative financial statements used the same estimates in their preparation as those previously used in the consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

In concert with its transition to IFRS, the company early adopted the issued phases of IFRS 9 Financial Instruments as currently written (IFRS 9 is not mandatory until January 1, 2015) for the classification and measurement of financial assets and liabilities to simplify its accounting for financial instruments and streamline its conversion process. Under this standard, the company’s business model requires its investment portfolio to primarily be measured as at fair value through profit and loss (“FVTPL”), including for those investments previously classified as available for sale under Canadian GAAP. Retrospective application of IFRS 9 at the company’s transition date of January 1, 2010 resulted in $747.1 of net unrealized gains being transferred from accumulated other comprehensive income to retained earnings as described in note 30 to the consolidated financial statements for the year ended December 31, 2011. An exposure draft of limited modifications to IFRS 9 is expected in the second half of 2012.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are discussed below. New

FAIRFAX FINANCIAL HOLDINGS LIMITED

standards and amendments that have been issued but are not yet effective are described in note 3 to the consolidated financial statements for the year ended December 31, 2011.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and the publication date of a final standard remains to be determined. A revised exposure draft is expected in the second half of 2012. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfils the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The effective date of the proposed standard remains to be determined, but is not expected to be earlier than January 1, 2015. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Hedge accounting

The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010 with a proposed model that is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. The final standard is expected to be issued in the second half of 2012 with mandatory adoption expected to be January 1, 2015. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s equity, but may present opportunities for expanded application of hedge accounting in the future.

Leases

The IASB together with the U.S. FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to eliminate the distinction between operating and capital leases. A revised exposure draft is expected in the second quarter of 2012. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The publication date of the final standard is yet to be determined, with mandatory adoption expected to be no earlier than January 1, 2015. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of the exposure draft on its lease commitments.

Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee and the Board of Directors on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011. The company’s management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2011.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company’s net earnings and financial condition. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and

FAIRFAX FINANCIAL HOLDINGS LIMITED

strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Investment Portfolio

Investment returns are an important part of the company’s overall profitability. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company’s financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Use of derivative instruments is governed by the company’s investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Economic Hedging Strategies

Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) to the consolidated financial statements for the year ended December 31, 2011.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition and results of operations. In the normal course of effecting its economic hedging strategies, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2011 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Recoverable from Reinsurers section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s net earnings and financial condition.

The strategies and performance of operating companies are regularly assessed by the company’s CEO, Board of Directors and senior management. An annual strategic planning process is conducted where key strategic initiatives at the operating companies are determined, including the alignment of those strategies throughout the organization.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce prices, the company’s operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2011 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011, the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide has resulted in higher costs for reinsurance protection in 2012, particularly for those risks exposed to catastrophes, and this trend is expected to continue in the future. The company also expects the significant losses sustained by reinsurers may also increase the cost of reinsurance protection on non-property risks. Each of the company’s subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company’s operations are conducted through its subsidiaries, none of the subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, Ireland, the United Kingdom, Poland, Hong Kong, Singapore, Malaysia and Brazil and is affected by the subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Liquidity section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2011. The credit facility contains various covenants that place restrictions on, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. Such changes could adversely affect the financial results of the company’s subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see section (a) of “Lawsuits” in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2011.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 45.0% of the voting power of outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company’s presentation currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company’s operating results. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2011.

Reliance on Distribution Channels

The company transacts business with a large number of independent brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the consolidated balance sheets originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. It is essential that the fair

FAIRFAX FINANCIAL HOLDINGS LIMITED

value of the acquired entity continue to exceed its carrying value for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company’s U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiary contributes to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company’s operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company’s computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company’s facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2011(1)
Revenue	1,573.5	1,755.0	3,322.9	823.6	7,475.0
Net earnings (loss)	(239.5)	83.6	974.5	(770.8)	47.8
Net earnings (loss) attributable to shareholders of Fairfax	(240.6)	83.3	973.9	(771.5)	45.1
Net earnings (loss) per share	$(12.42)	$3.43	$47.17	$(38.47)	$(0.31)
Net earnings (loss) per diluted share	$(12.42)	$3.40	$46.73	$(38.47)	$(0.31)
2010(1)
Revenue	1,985.1	1,394.1	1,926.6	661.5	5,967.3
Net earnings	419.3	22.9	388.9	(493.1)	338.0
Net earnings (loss) attributable to shareholders of Fairfax	418.4	23.7	388.1	(494.4)	335.8
Net earnings (loss) per share	$20.47	$0.88	$18.53	$(24.77)	$14.90
Net earnings (loss) per diluted share	$20.38	$0.87	$18.44	$(24.77)	$14.82
2009(2)
Revenue	1,279.4	1,735.5	2,213.4	1,407.3	6,635.6
Net earnings (loss)	(39.6)	321.5	625.6	83.2	990.7
Net earnings (loss) attributable to shareholders of Fairfax	(60.4)	275.4	562.4	79.4	856.8
Net earnings (loss) per share	$(3.55)	$15.65	$31.04	$1.66	$43.99
Net earnings (loss) per diluted share	$(3.55)	$15.56	$30.88	$1.65	$43.75

(1)	IFRS basis.
(2)	Canadian GAAP basis.

Notwithstanding catastrophe losses of $1,020.8 in one of the worst catastrophe years on record (compared to catastrophe losses of $331.4 in 2010), the company’s investment results allowed it to basically break even in 2011 with its book value being essentially unchanged. The loss in the fourth quarter of 2011 arose principally from underwriting losses of $292.8 (relative to underwriting losses of $35.3 in 2010), primarily as a result of large catastrophe claims and from net mark-to-market investment losses, included in net losses on investments of $914.9 (compared to net investment losses of $887.9 in the fourth quarter of 2010), primarily as a result of non-correlation between the performance of the company’s equities and its equity-related hedges, which the company believes will reverse in future periods.

Operating results at the insurance and reinsurance operations continue to be affected by difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

As at March 9, 2012 Fairfax had 19,603,073 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,351,843 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2011, 2010 and 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2011
High	416.48	399.75	407.00	442.00
Low	346.00	359.70	360.02	386.00
Close	366.50	386.00	401.79	437.01
2010
High	410.32	409.57	425.25	420.97
Low	356.25	362.80	389.00	395.00
Close	381.90	389.88	419.00	408.99
2009
High	404.00	329.99	416.40	417.35
Low	272.38	275.95	281.79	364.00
Close	326.00	292.00	397.73	410.00

The table that follows presents the New York Stock Exchange high, low and closing U.S. dollar prices of subordinate voting shares of Fairfax for each quarter of 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(US$)
2009
High	328.76	280.49	382.38	377.14
Low	211.01	237.16	241.50	343.00
Close	260.50	249.49	370.73	354.50

(1)	On December 10, 2009, Fairfax’s subordinate voting shares were voluntarily delisted from the New York Stock Exchange.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Short Form Base Shelf Prospectus dated December 10, 2010 (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)

We expect to compound our book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)

Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

Consolidated Financial Summary

(in US$ millions except share and per share data and as otherwise indicated)(1)

		Per Share
	Increase in book value per share	Common share- holders’ equity	Net earnings	Revenue	Earnings before income taxes	Net earnings	Total assets	Invest- ments(2)	Net debt	Common share- holders’ equity	Common shares outstanding	Closing share price(3)
As at and for the years ended December 31(2):
1985	—	1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9	—	7.6	5.0	3.25	(4)
1986	179.6%	4.25	0.98	38.9	6.6	4.7	93.4	68.8	3.7	29.7	7.0	12.75
1987	48.2%	6.30	1.72	86.9	14.0	12.3	139.8	93.5	4.9	46.0	7.3	12.37
1988	31.1%	8.26	1.63	112.0	17.9	12.1	200.6	111.7	27.3	60.3	7.3	15.00
1989	27.1%	10.50	1.87	108.6	16.6	14.4	209.5	113.1	21.9	76.7	7.3	18.75
1990	41.3%	14.84	2.42	167.0	19.8	18.2	461.9	289.3	83.3	81.6	5.5	11.00
1991	23.9%	18.38	3.34	217.4	28.3	19.6	447.0	295.3	58.0	101.1	5.5	21.25
1992	0.9%	18.55	1.44	237.0	5.8	8.3	464.6	311.7	69.4	113.1	6.1	25.00
1993	42.3%	26.39	4.19	266.7	36.2	25.8	906.6	641.1	118.7	211.1	8.0	61.25
1994	17.7%	31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9	166.3	279.6	9.0	67.00
1995	25.2%	38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9	175.7	346.1	8.9	98.00
1996	62.8%	63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4	281.6	664.7	10.5	290.00
1997	36.3%	86.28	14.12	1,507.7	218.0	152.1	7,148.9	4,054.1	369.7	960.5	11.1	320.00
1998	30.4%	112.49	23.60	2,469.0	358.9	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	540.00
1999	38.3%	155.55	3.20	3,905.9	(72.2)	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	245.50
2000	(4.8)%	148.14	5.04	4,157.2	(66.7)	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	228.50
2001	(21.0)%	117.03	(31.93)	3,953.2	(695.1)	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	164.00
2002	7.0%	125.25	17.49	5,104.7	294.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	121.11
2003	30.7%	163.70	19.51	5,731.2	537.1	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	226.11
2004	(0.6)%	162.76	3.11	5,829.7	287.6	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	202.24
2005	(15.5)%	137.50	(27.75)	5,900.5	(466.5)	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	168.00
2006	9.2%	150.16	11.92	6,803.7	878.6	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	231.67
2007	53.2%	230.01	58.38	7,510.2	2,160.4	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	287.00
2008	21.0%	278.28	79.53	7,825.6	2,444.3	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	390.00
2009	32.9%	369.80	43.75	6,635.6	1,205.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	410.00
2010	1.8%	376.33	14.82	5,967.3	151.1	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	408.99
2011	(3.1)%	364.55	(0.31)	7,475.0	(8.7)	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	437.01

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	IFRS basis for 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)	Quoted in Canadian dollars.

(4)	When current management took over in September 1985.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors of the Company Anthony F. Griffiths Corporate Director	Officers of the Company David Bonham Vice President, Financial Reporting
Robert J. Gunn Corporate Director	John Cassil Vice President, Taxation
Alan D. Horn President and Chief Executive Officer, Rogers Telecommunications Limited	Peter Clarke Vice President and Chief Risk Officer
John R.V. Palmer (as of April 2012) Chairman, Toronto Leadership Centre	Jean Cloutier Vice President, International Operations
Timothy R. Price Chairman, Brookfield Funds, Brookfield Asset Management Inc.	Hank Edmiston Vice President, Regulatory Affairs
Brandon W. Sweitzer Dean, School of Risk Management, St. John’s University	Bradley Martin Vice President, Strategic Investments
V. Prem Watsa Chairman and Chief Executive Officer of the Company	Paul Rivett Vice President

Operating Management Fairfax Insurance Group	Eric Salsberg Vice President, Corporate Affairs

Andrew A. Barnard, President and Chief Operating Officer	Ronald Schokking Vice President and Treasurer

    Canadian Insurance

Silvy Wright, President

Northbridge Financial Corporation

    U.S. Insurance

Douglas M. Libby, President

Crum & Forster Holdings Corp.

Jack Miller, President

Zenith National Insurance Corp.

    Asian Insurance

Ramaswamy Athappan, Chairman and CEO

Fairfax Asia

    Chief Executive Officer

First Capital Insurance Limited

Sammy Y. Chan, President

Fairfax Asia

Gobinath Athappan, President

Falcon Insurance Company (Hong Kong) Limited

    Other Insurance

Jacques Bergman, President

Fairfax Brasil

    Reinsurance – OdysseyRe

Brian D. Young, President

Odyssey Re Holdings Corp.

    Other Reinsurance

Jim Migliorini, Chief Executive Officer

Trevor Ambridge, Managing Director

Advent Capital (Holdings) PLC

Marek Czerski, President

Polish Re

    Runoff

Nicholas C. Bentley, President

RiverStone Group LLC

    Other

Bijan Khosrowshahi, President

Fairfax International

Roger Lace, President

Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President

MFXchange Holdings Inc.

John Varnell

Vice President and Chief Financial Officer

V. Prem Watsa

Chairman and Chief Executive Officer

Jane Williamson

Vice President

Head Office

95 Wellington Street West

Suit 800

Toronto, Canada M5J 2N7

Telephone (416) 367-4941

website www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys LLP

Transfer Agents and Registrars

Valiant Trust Company, Toronto

Registrar and Transfer Company, Cranford, New Jersey

Share Listing

Toronto Stock Exchange

Stock Symbol: FFH and FFH.U

Annual Meeting

The annual meeting of shareholders of

Fairfax Financial Holdings Limited will be

held on Thursday, April 26, 2012 at 9:30 a.m.

(Toronto time) at Roy Thomson Hall,

60 Simcoe Street, Toronto, Canada